                                          Filed Pursuant to Rule 424(b)(3)
                                          Registration No. 333-79655

                      COHESIVE TECHNOLOGY SOLUTIONS, INC.
                       2465 East Bayshore Road, Suite 400
                          Palo Alto, California 94303

                                                                   June 28, 1999
Dear Stockholders:

  You are cordially invited to attend a special meeting of stockholders of Cohesive Technology Solutions, Inc. to be held on July 27, 1999 at 8:00 a.m., local time, at Cohesive's corporate headquarters located at 2465 East Bayshore Road, Suite 400, Palo Alto, California 94303. At the special meeting you will be asked to vote on a proposal to adopt a merger agreement between Cohesive, Exodus and a subsidiary of Exodus under which Cohesive will be merged with the Exodus subsidiary. If the merger is completed, Cohesive stockholders, other than those who are entitled to and have perfected appraisal rights, will receive cash or a combination of cash and shares of Exodus common stock. Holders of Cohesive Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock will receive cash. Holders of Series D Preferred Stock and common stock will receive cash and shares of Exodus common stock. The number of shares of Exodus common stock and the amount of cash received will be determined by formulas which are fully described in the section of the enclosed document entitled "Terms of the Merger -- Merger Consideration." The exact number of shares of Exodus common stock and the exact amount of cash to which the Cohesive stockholders will be entitled is dependent on many factors and cannot be determined until the date the merger is completed. The Exodus shares issued to Cohesive stockholders would represent up to approximately 2.5% of the outstanding shares of Exodus after the merger. Exodus common stock trades on the Nasdaq National Market under the symbol "EXDS." On June 25, 1999, the closing price of Exodus common stock was $90.625 per share.

  If the merger is completed, $10.0 million of cash merger consideration will be placed into an escrow account to secure the indemnification obligations of the Cohesive common stockholders under the merger agreement. See "Terms of the Merger -- Indemnification."

  In addition, each outstanding option to purchase Cohesive common stock will be converted into the right to acquire shares of Exodus common stock.

  The Cohesive Board of Directors believes that the terms of the merger agreement and the merger are fair to and in the best interests of Cohesive stockholders and recommends that the stockholders adopt the merger agreement.

  Adoption of the merger agreement at the special meeting will require the affirmative votes of:

  . a majority of the issued and outstanding shares of Cohesive common stock, Cohesive Series C Preferred Stock and Cohesive Series D Preferred Stock, voting together as a single class on an as-converted to common stock basis, and

  . two-thirds of the issued and outstanding Series A Preferred Stock and Series B Preferred Stock, voting together as a single class.

  Welsh, Carson, Anderson & Stowe VI, L.P. ("WCAS VI"), Cohesive's principal stockholder, owns approximately 67% of the issued and outstanding shares of Cohesive common stock and approximately 94% of the issued and outstanding shares of Cohesive Series A Preferred Stock and Series B Preferred Stock.
WCAS VI has entered into a voting agreement with Exodus. Pursuant to the voting agreement, WCAS VI has agreed to vote its shares of Cohesive Series A Preferred Stock, Series B Preferred Stock and common stock in favor of the merger agreement. The vote of WCAS VI is sufficient under Delaware law and Cohesive's certificate of incorporation and bylaws to adopt the merger agreement.



                                          /s/ DENNIS M. ROHAN

                                        DENNIS M. ROHAN
                                        President and Chief Executive Officer

  The merger involves risks. See "Risk Factors" beginning on page 20.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

  This document is dated June 28, 1999 and is first being mailed to stockholders on or about June 28, 1999.

                      COHESIVE TECHNOLOGY SOLUTIONS, INC.
                       2465 East Bayshore Road, Suite 400
                          Palo Alto, California 94303

                               ----------------

                   Notice of Special Meeting of Stockholders

                          To Be Held On July 27, 1999

                               ----------------

  A special meeting of the stockholders of Cohesive Technology Solutions, Inc., a Delaware corporation, will be held on July 27, 1999 at 8:00 a.m., local time, at Cohesive's corporate headquarters located at 2465 East Bayshore Road, Suite 400, Palo Alto, California 94303, for the following purposes:

  1. To consider and vote upon a proposal to adopt the merger agreement among Exodus Communications, Inc., a Delaware corporation, Cohesive and Marley Acquisition Corp., a Delaware corporation that is a wholly-owned subsidiary of Exodus. Under the merger agreement, Cohesive will be merged into Marley Acquisition Corp. and all of the shares of capital stock of Cohesive which are issued and outstanding at the time of the merger, other than shares which are held by stockholders who are entitled to and have perfected appraisal rights, will be converted into the right to receive cash or a combination of cash and Exodus common stock. The number of shares of Exodus common stock and the amount of cash received will be determined by formulas which are fully described in the section of the enclosed document entitled "Terms of the Merger --
      Merger Consideration." The exact number of shares of Exodus common stock and the exact amount of cash to which Cohesive stockholders will be entitled are dependent on many factors and cannot be determined until the date the merger is completed. If the merger is completed, $10.0 million of cash merger consideration will be placed into an escrow account to secure the indemnification obligations of the Cohesive common stockholders under the merger agreement. See "Terms of the Merger --
      Indemnification."

  2. To transact other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

  Only stockholders of record at the close of business on June 24, 1999, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting.

  The merger and other important matters are explained in this document which you are urged to read carefully. A copy of the merger agreement is attached as Appendix A.

  Whether or not you plan to attend the special meeting, please complete, sign and date the enclosed proxy card and promptly return it in the enclosed postage-paid envelope. Please do not send any stock certificates at this time. Your proxy may be revoked at any time before it is voted by signing and returning a later dated proxy with respect to the same shares, by filing with the Secretary of Cohesive a written revocation bearing a later date or by attending and voting at the special meeting.

                                        By Order of the Board of Directors

                                        /s/ Stephen R. Bennion

                                        Stephen R. Bennion
                                        Secretary

Palo Alto, California
June 28, 1999

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Questions and Answers about the Merger...................................   1
Summary..................................................................   5
 What the Companies Do...................................................   5
 The Cohesive Special Meeting............................................   5
 Required Vote...........................................................   5
 Comparative Per Share Market Prices.....................................   6
 Appraisal Rights........................................................   7
 Cohesive's Reasons for the Merger.......................................   7
 Exodus' Reasons for the Merger..........................................   7
 Material Federal Income Tax Treatment...................................   7
 Regulatory Approvals Required Before the Merger Can Be Completed........   7
 Accounting Treatment of the Merger......................................   8
 Interests of Certain Persons in the Merger..............................   8
 Terms of the Merger.....................................................   8
Selected Historical and Pro Forma Financial Data.........................  12
Exodus Selected Historical Financial Information.........................  13
Cohesive Selected Historical Financial Information.......................  15
Exodus Selected Unaudited Pro Forma Combined Condensed Financial
 Information.............................................................  16
Comparative Per Share Data...............................................  17
Comparative Per Share Market Prices......................................  18
Market Price of Exodus and Cohesive Common Stock and Dividend Policies...  19
Risk Factors.............................................................  20
 Risks Related to the Merger.............................................  20
 Risks Related to Exodus.................................................  22
 Risks Related to Cohesive...............................................  32
Forward-Looking Statements...............................................  35
Where You Can Find More Information......................................  35
The Cohesive Special Meeting.............................................  36
 Date, Time and Place of Meeting.........................................  36
 Purpose of the Special Meeting..........................................  36
 Record Date.............................................................  36
 Voting Rights...........................................................  36
 Quorum .................................................................  37
 Required Vote...........................................................  37
 Solicitation of Proxies ................................................  38
Approval of the Merger and Related Transactions..........................  38
 Background of the Merger................................................  38
 Cohesive's Reasons for the Merger.......................................  40
 Exodus' Reasons for the Merger .........................................  42
 Material Federal Income Tax Considerations .............................  44
 Regulatory Matters......................................................  46
 Accounting Treatment....................................................  46
 Appraisal Rights........................................................  46

                                                                            Page
                                                                            ----
Terms of the Merger.......................................................   49
 General..................................................................   49
 Effective Time; Closing Date.............................................   49
 Merger Consideration.....................................................   49
 Exchange of Certificates and Cash........................................   51
 Representations and Warranties...........................................   51
 Covenants................................................................   52
 Conditions to the Merger.................................................   54
 Termination..............................................................   55
 Indemnification..........................................................   56
 Additional Possible Distributions to Cohesive Stockholders...............   57
 Related Agreements.......................................................   57
Benefits of the Merger to Cohesive Directors and Executive Officers.......   59
 Employment Agreements....................................................   59
 Assumption of Outstanding Stock Options..................................   59
 Acceleration of Stock Options............................................   59
 Redemption of Cohesive Preferred Stock...................................   60
 Indemnification of Directors and Executive Officers......................   60
Exodus Communications, Inc. Unaudited Pro Forma Combined Condensed
 Financial Statements.....................................................   61
Unaudited Pro Forma Combined Condensed Balance Sheet......................   62
Unaudited Pro Forma Combined Condensed Statement of Operations............   63
Notes to Unaudited Pro Forma Combined Condensed Financial Statements......   64
Business of Cohesive......................................................   66
Management's Discussion and Analysis of Financial Condition and Results of
 Operations of Cohesive...................................................   69
Comparison of Rights of Holders of Exodus Common Stock and Holders of
 Cohesive Common Stock....................................................   77
 Comparison of Preferences and Rights of Exodus Common Stock and Cohesive
  Common Stock and Series D Preferred Stock...............................   77
 Undesignated Preferred Stock.............................................   78
 Election and Number of Directors; Filling Vacancies; Removal.............   78
 Director Compensation....................................................   78
 Stockholder Meetings and Written Consents................................   78
 Power to Call Special Meeting of Stockholders............................   78
 Percentage of Voting Stock; Influence Over Affairs.......................   78
 Directors' Committees....................................................   79
 Stockholder Rights Plan..................................................   79
Principal Stockholders of Cohesive and the Stock Ownership of Cohesive's
 Management...............................................................   81
Experts...................................................................   83
Legal Matters.............................................................   83
Financial Statements and Schedules of Cohesive............................  F-1
Appendices
 A -- Agreement and Plan of Reorganization, as amended....................  A-1
 B -- Section 262 of the Delaware General Corporation Law.................  B-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: Why is Cohesive proposing the merger?

A: The board of directors of Cohesive believes that it is in the best interests of Cohesive stockholders because the merger will provide increased investment liquidity and the board believes that the combined company will be more competitive in the market and enhance the future value of the shares held by Cohesive stockholders.

Q: I am a holder of Cohesive Series A Preferred Stock. What will I receive in the merger?

A: If the merger is completed, you will receive $100 cash plus all accrued and unpaid dividends in exchange for each share of Cohesive Series A Preferred Stock you own. On June 24, 1999, accrued and unpaid dividends payable for each share of Series A Preferred Stock were $21.69.

Q: I am a holder of Cohesive Series B Preferred Stock. What will I receive in the merger?

A: If the merger is completed, you will receive $100 cash plus all accrued and unpaid dividends in exchange for each share of Cohesive Series B Preferred Stock you own. On June 24, 1999, accrued and unpaid dividends payable for each share of Series B Preferred Stock were $14.56.

Q: I am a holder of Cohesive Series C Preferred Stock. What will I receive in the merger?

A: If the merger is completed, you will receive $5 cash in exchange for each share of Cohesive Series C Preferred Stock you own.

Q: I am a holder of Cohesive Series D Preferred Stock. What will I receive in the merger?

A: If the merger is completed, your stock will have automatically converted into Cohesive common stock immediately prior to the merger. You will then receive the consideration payable to Cohesive common stockholders in the merger described below. In addition, you will be entitled to receive cash per share equal to the difference between $10 and the fair market value of the Exodus common stock and cash received for each share of your Cohesive common stock as a result of the merger.

Q: I am a holder of Cohesive common stock. What will I receive in the merger?

A: If the merger is completed, you will receive a combination of Exodus common stock and cash in exchange for each share of your Cohesive common stock. The amount of Exodus common stock and cash to be received is variable and will be determined by the application of several formulas, which are summarized as follows:

  Number of shares of Exodus common stock you will receive:

  Each share of Cohesive common stock will be converted into the right to receive a fraction of one share of Exodus common stock. The fraction will equal the total number of Exodus shares to be issued in the merger divided by the number of shares of fully-diluted Cohesive common stock. Generally, the total number of Exodus shares will be $50.0 million divided by the average closing price per share of Exodus common stock for the five trading days before the closing date. The number of shares of fully-diluted Cohesive common stock will be the number of shares of Cohesive common stock outstanding plus the number of shares of Cohesive common stock issuable upon exercise of all outstanding vested Cohesive stock options and upon conversion of all outstanding Cohesive Series D Preferred Stock.

  As of June 24, 1999, there were 13,985,919 shares of Cohesive common stock outstanding, 666,633 shares of Cohesive common stock issuable upon exercise of vested Cohesive options and 900,000 shares of Cohesive common stock issuable upon conversion of 900,000 shares of Cohesive Series D Preferred Stock. Accordingly, the number of shares of fully-diluted Cohesive common stock equaled 15,552,552. Each of the following examples assumes this is the number of shares of fully-diluted Cohesive common stock.

  Example 1:

  Assume the average closing price per share of Exodus common stock is $80. Exodus would issue a total of 625,000 shares in the merger. Each share of Cohesive common stock would receive 0.0402 shares of Exodus common stock. As a result, if you own 1,000 shares of Cohesive common stock, after the merger you will receive 40 shares of Exodus common stock.

  The maximum number of Exodus shares to be issued in the merger is limited by a "collar" mechanism. Under the collar mechanism, if the average closing price per share of Exodus common stock is below $50, Exodus may elect not to proceed with the merger unless Cohesive agrees to fix the total number of Exodus shares at 1,000,000.

  Note that because of the collar mechanism, the maximum number of Exodus shares that may be issued in the merger will be 1,000,000, as long as the Exodus stock price is less than $50, no matter what the price may actually be. However, the number of Exodus shares to be issued in the merger will be increased, and the total cash consideration to be paid to Cohesive common stockholders in the merger will be proportionately decreased, if necessary, so that the total fair market value of the Exodus shares is equal to at least 50% of the total fair market value of all consideration paid to Cohesive stockholders in the merger. If the number of Exodus shares and total cash consideration are adjusted, the adjustment will not affect the total value of the merger consideration paid to Cohesive stockholders.

  Example 2:

  Assume that the average closing price per share of Exodus common stock is $40. Exodus may elect not to proceed with the merger unless Cohesive agrees to fix the number of Total Exodus Shares at 1,000,000. If Cohesive agrees to this, each share of Cohesive common stock would receive 0.0643 shares of Exodus common stock. As a result, if you own 1,000 shares of Cohesive common stock, after the merger you will receive 64 shares of Exodus common stock.

  Under the collar mechanism, if the average closing price per share of Exodus common stock is between and including $95 and $102.50, then Exodus will issue 526,316 shares in the merger.

  Example 3

  Assume that the average closing price per share of Exodus common stock is $100. The number of Exodus shares is 526,316. Accordingly, each share of Cohesive common stock would receive 0.0338 shares of Exodus common stock. As a result, if you own 1,000 shares of Cohesive common stock, after the merger you will receive 33 shares of Exodus common stock.

  Under the collar mechanism, if the average closing price per share of Exodus common stock is more than $102.50, then the number of Exodus shares will equal $53,947,390 divided by the average close price per share.

  Example 4

  Assume that the average closing price per share of Exodus common stock is $110. The number of Exodus shares would be $53,947,390 divided by $110 or 490,430. Accordingly, each share of Cohesive common stock would receive
  0.0315 shares of Exodus common stock. As a result, if you own 1,000 shares of Cohesive common stock, after the merger you will receive 31 shares of Exodus common stock. If the collar mechanism did not apply, you would have received only 29 shares of Exodus common stock after the merger.

  Amount of Cash You will Receive:

  In addition, each share of Cohesive common stock will be converted into the right to receive cash consideration in an amount per share equal to the total cash consideration divided by the number of shares of fully-diluted Cohesive common stock. The total cash consideration will be $50.0 million, plus the total amount of the exercise price of vested Cohesive options outstanding at the effective time of the merger, less:

  . all indebtedness of Cohesive for money borrowed and all severance obligations agreed to by Cohesive after April 7, 1999,

  .  all liabilities of Cohesive for earnout payments to third parties,

  .  all cash payable to Cohesive preferred stockholders in the merger, and

  .  all cash paid in the merger for fractional shares.

  Assume that:

 . all indebtedness of Cohesive for money borrowed and all severance payments agreed to by Cohesive after April 7, 1999 equals $8,394,555,

 .  all liabilities of Cohesive for earnout payments to third parties equals
   $5.5 million,

 .  all cash payable to Cohesive preferred stockholders in the merger equals
   $20.0 million, and

 .  all cash paid in the merger for fractional shares equals $15,000.

  Based on these assumptions, the total cash consideration would be $16,090,445. $10.0 million will be withheld from the cash consideration payable to Cohesive common stockholders, other than holders of shares issued upon conversion of Cohesive Series D Preferred Stock, on a pro rata basis, and deposited into escrow as collateral for indemnification obligations of those Cohesive common stockholders. The balance of the amount, net of indemnification claims of Exodus, will be released from escrow in two stages. The first portion will be released on the later of the six month anniversary of the merger and February 28, 2000 and the remainder on the one year anniversary of the merger.

  Example 5

  The per share cash consideration equals $16,090,445 divided by 15,552,552, or $1.0346. As a result, if you own 1,000 shares of Cohesive common stock issued upon conversion of Cohesive Series D Preferred Stock, after the merger you will receive $1,034.60 in cash. Otherwise, if you own 1,000 shares of Cohesive common stock, after the merger you will still be entitled to $1,034.60 in cash. However, you will receive $352.10 immediately after the closing and $682.50 will be deposited in escrow. If Exodus had no indemnification claims, then you would receive $341.25 on the first distribution date and the remainder one year after the merger.

  There are additional cash payments to which Cohesive common stockholders may or may not be entitled. See "Terms of the Merger -- Additional Possible Distributions to Cohesive Stockholders."

Q: What do I need to do now?

A: Please mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares will be counted at the special meeting of Cohesive stockholders. Alternatively, you may attend the special meeting in person rather than signing and mailing in your proxy card.

Q: What do I do if I want to change my vote?

A: If you want to change your vote, send the Secretary of Cohesive a later-dated signed proxy card before the meeting or attend the meeting in person. You also may revoke your proxy by sending written notice to the Secretary of Cohesive before the meeting.

Q: When do you expect the merger to be completed?

A: We are working towards completing the merger as quickly as possible. In addition to Cohesive stockholder approval, Exodus and Cohesive must obtain regulatory approvals. We hope to complete the merger on or about July 27, 1999.

Q: Should I send in my stock certificates now?

A: No. If the merger is completed, Exodus' exchange agent will send you written instructions for exchanging your share certificates.

    Additional questions and answers about the merger for Cohesive employees

Q: What will happen to stock options held by Cohesive employees?

A: The outstanding options will be assumed by Exodus and converted into options for Exodus common stock. The number of shares subject to the option and the exercise price under the option will be adjusted accordingly. The number of shares of Cohesive common stock subject to the option will be multiplied by the sum of (a) the number of Exodus shares to be exchanged for each share of Cohesive common stock and (b) the quotient obtained by dividing the per share cash consideration by the average closing price per share of Exodus common stock. The exercise price of Cohesive common stock under the option will be divided by the sum of (a) the number of Exodus shares to be exchanged for each share at Cohesive common stock and (b) the quotient obtained by dividing the per share cash consideration by the average closing price per share of Exodus common stock.

  Example 6

  Assume that all assumptions from Examples 1 and 5 apply. An option to purchase 1,000 shares of Cohesive common stock at an exercise price of $1.00 per share will be converted into an option to purchase Exodus common stock as follows. The per share cash consideration ($1.0346) divided by the average closing price per share of Exodus common stock ($80) equals 0.0129. The sum of the quotient (0.0129) plus the number of Exodus shares to be exchanged for each share of Cohesive common stock (0.0402) equals 0.0531. Accordingly, the number of shares of Exodus common stock subject to the option will be 1,000 multiplied by 0.0531, or 53, and the exercise price per share under the option will be $1.00 divided by 0.0531, or $18.84.

Q: What will happen to Cohesive's Stock Option and Restricted Stock Purchase
   Plan?

A: The Stock Option and Restricted Stock Purchase Plan will be terminated upon completion of the merger.

Who Can Help Answer Your Questions

  If you have additional questions about the merger or would like additional copies of this document, you should contact:

  Cohesive Technology Solutions, Inc.
  2465 East Bayshore Road, Suite 400
  Palo Alto, California 94303
  Attention: Corporate Secretary
  (650) 855-1700

                                    SUMMARY

  Following is a summary of the information contained elsewhere in this document. You should read all of this document and the appendices because the summary does not contain a complete description of the merger agreement or the merger.

What the Companies Do

  Exodus Communications, Inc.
  2831 Mission College Boulevard
  Santa Clara, California 95054
  (408) 346-2200
  Nasdaq stock symbol: EXDS

  Exodus is a leading provider of Internet system and network management solutions for enterprises with mission-critical Internet operations. Its solutions include Internet Data Centers, network services and managed services, which together provide the high performance, scalability and expertise that enterprises need to optimize their Web operations. Exodus manages Internet Web sites and its network infrastructure from eight Internet Data Centers in the San Francisco, Los Angeles, New York, Boston, Washington, D.C. and Seattle metropolitan areas and a server hosting facility in London.

  Cohesive Technology Solutions, Inc.
  2465 East Bayshore Road, Suite 400
  Palo Alto, California 94303
  (650) 855-1700

  Cohesive is a leading professional services company with an advanced technology focus and in-depth expertise in computer network design, implementation and support, web and application development, e-mail and messaging, e-commerce, Internet and intranet development, information technology security and strategy, system integration, and project management. Cohesive's mission is to assist its clients in solving their business challenges by employing advanced information technologies. Cohesive offers a variety of services including network design and development, web and application development and information technology strategy and project management.

The Cohesive Special Meeting (page 36)

  A special meeting of the stockholders of Cohesive will be held on Tuesday, July 27 , 1999, at 8:00 a.m., local time, at Cohesive's corporate headquarters located at 2465 East Bayshore Road, Suite 400, Palo Alto, California 94303 to consider and vote upon a proposal to adopt the merger agreement. If you held shares of Cohesive capital stock at the close of business on June 24, 1999, you are entitled to vote at the special meeting.

Required Vote (page 37)

  The affirmative votes of:

  . a majority of the issued and outstanding shares of Cohesive common stock, Cohesive Series C Preferred Stock and Cohesive Series D Preferred Stock, voting together as a single class on an as-converted to common stock basis, and

  . two-thirds of the issued and outstanding Series A Preferred Stock and Series B Preferred Stock, voting together as a single class are required to approve and adopt the merger agreement and to approve the merger.

  Cohesive officers and directors and their affiliates held approximately 90.4% of the outstanding Cohesive common stock on June 24, 1999, the record date for the special meeting.

  Welsh, Carson, Anderson & Stowe VI, L.P. ("WCAS VI"), Cohesive's principal stockholder, owns approximately 67% of Cohesive common stock and approximately 94% of the issued and outstanding shares of Cohesive Series A Preferred Stock and Series B Preferred Stock. WCAS VI has entered into a voting agreement with Exodus. Pursuant to the voting agreement, WCAS VI has agreed to vote its shares of Cohesive Series A Preferred Stock, Series B Preferred Stock and common stock in favor of the merger agreement. The vote of WCAS VI is sufficient under Delaware law and the Cohesive certificate of incorporation and bylaws to adopt the merger agreement.

Comparative Per Share Market Prices (page 18)

  To help you in your analysis of the proposed merger we have included the following table which sets forth the closing prices per share of Exodus common stock on the Nasdaq National Market on April 21, 1999, which was the last trading day before the announcement of the proposed merger, and on June 24, 1999, the last practicable date before the mailing of this document. Also set forth is the equivalent per share price for Cohesive common stock, based on the following assumptions:

  .  the number of shares of fully-diluted Cohesive common stock equals
     15,552,552;

  . the average closing price per share of Exodus common stock equals the closing prices per share listed on April 21, 1999 and June 24, 1999;

  . the number of Exodus shares to be issued in the merger equals 594,813 ($50.0 million divided by an average closing price per share of $84.06), and 537,273 ($50.0 million divided by an average closing price per share of $93.06);

  . the number of Exodus shares to be exchanged for each share of Cohesive common stock equals 0.0382 (the total Exodus shares of 594,813 divided by the fully-diluted Cohesive common stock of 15,552,552) and 0.0345 (the total Exodus shares of 537,273 divided by the fully-diluted Cohesive common stock of 15,552,552);

  .  the total cash consideration equals $16,090,445; and

  .  the per share cash consideration equals $1.0346.

                                                                      Equivalent
                                                                       Cohesive
                                                            Exodus    Per Share
                                                         Common Stock   Price
                                                         ------------ ----------
     April 21, 1999.....................................    $84.06      $4.25
     June 24, 1999......................................     93.06       4.25

  The total cash consideration and the per share cash consideration to be received by the stockholders of Cohesive if the merger is completed depends on a number of variables. The total cash consideration will equal $50.0 million, plus the total amount of the exercise price of vested Cohesive options outstanding at the effective time of the merger, less:

  . all indebtedness of Cohesive for money borrowed and severance obligations agreed to by Cohesive after April 7, 1999,

  .  all liabilities of Cohesive for earnout payments to third parties,

  .  all cash payable to Cohesive's preferred stockholders in the merger, and

  .  all cash paid in the merger for fractional shares.

  Our assumption that the total cash consideration would be $16,090,445 was based on our current best estimate as to the amount of these variable payments. If the total of the variable payments turns out to be higher than our estimate, you will receive less cash in the merger.

Appraisal Rights (page 46)

  Under Delaware law, holders of shares of Cohesive common stock and preferred stock who do not vote to approve the merger and strictly comply with applicable requirements of Delaware law may dissent from the merger and demand payment in cash from Cohesive of the fair value of their shares.

Cohesive's Reasons for the Merger (page 40)

  In reaching its determination to approve the merger agreement, the Cohesive board of directors considered a variety of factors, including:

  . the increased investment liquidity that the merger provides to Cohesive stockholders,

  . historical information regarding Exodus' and Cohesive's operating results and financial condition,

  . Cohesive's management's and its advisors' view of Exodus' operating results and financial condition after giving effect to the merger and its strategic benefits, and

  . current market conditions and historical trading patterns of Exodus common stock.

Exodus' Reasons for the Merger (page 42)

  The following are among the reasons why the Exodus board of directors believes that the merger will benefit Exodus:

  . The acquisition of Cohesive is expected to broaden, deepen and improve the ability to deliver Exodus' managed and professional services offerings, thereby allowing Exodus to better extend the capabilities and optimize the performance of its customers' mission critical Internet sites.

  . The merger is expected to enhance customer retention and improve Exodus' ability to obtain new customers.

  . The addition of Cohesive's strong professional services capabilities is expected to give Exodus a competitive advantage by having a high degree of expertise in three complementary areas: server hosting, Internet connectivity and managed and professional services.

Material Federal Income Tax Treatment (page 44)

  Holders of Cohesive common stock and Series D Preferred Stock will receive shares of Exodus common stock and cash in the merger and holders of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock will receive cash in the merger. As the merger is expected to fall within the definition of "reorganization" under Section 368 of the Internal Revenue Code, as amended, no gain or loss should be recognized by Cohesive stockholders to the extent, and only to the extent, they receive Exodus common stock in the merger in exchange for their Cohesive common stock. Gain or loss should be recognized by Cohesive stockholders to the extent they receive cash or other property in exchange for their Cohesive common cash, including cash received in lieu of fractional shares or cash received upon exercise of dissenters' or appraisal rights. Because the federal income tax consequences of the merger are material for Cohesive stockholders, each of them is urged to consult their own tax advisors regarding the tax consequences of the merger pertaining to them.

Regulatory Approvals Required Before the Merger Can Be Completed (page 46)

  We are prohibited by U.S. antitrust laws from completing the merger until after we have furnished information to the Antitrust Division of the Department of Justice and the Federal Trade Commission and a required waiting period has ended. Both Exodus and Cohesive have filed the required notification and report forms. The waiting period under the HSR Act expired on June 11, 1999. However, the Department of Justice, the Federal Trade Commission and various other parties continue to have the authority to challenge the merger on antitrust grounds before or after the merger is completed. The merger must also satisfy the requirements of federal and state securities laws.

Accounting Treatment of the Merger (page 46)

  Exodus intends to account for the merger as a purchase transaction. This means that for financial accounting purposes, Exodus will allocate the value of the shares, including stock options, and cash it is issuing to the fair value of the net tangible assets of Cohesive, with the excess being allocated to goodwill and identifiable intangible assets.

Interests of Certain Persons in the Merger (page 59)

  In considering the merger and the recommendation of Cohesive's board of directors regarding the merger, you should be aware of interests which certain Cohesive executive officers and directors have in the merger which differ from your interests as stockholders. These interests include the acceleration of stock options for:

  . Dennis M. Rohan, the President and Chief Executive Officer and a director of Cohesive,

  .  Stephen R. Bennion, Chief Financial Officer of Cohesive, and

  .  Paul J. Brady, an Executive Vice President of Cohesive.

  Messrs. Bennion and Brady, and Mr. James G. DuBos, Cohesive's Regional Vice President, have also entered into new employment agreements with Exodus. In addition, Messrs. Rohan, Brady and Bennion and Peter Cunningham and George Covert, directors of Cohesive, hold Cohesive stock options which will be assumed by Exodus in the merger. Furthermore, Thomas E. McInerney and Anthony
J. de Nicola, directors of Cohesive, serve as general partners of the sole general partner of an investment fund which will receive approximately
$10.0 million in cash in the merger in exchange for its Cohesive preferred stock holdings.

Terms of the Merger (page 49)

  What will happen (page 49)

  Cohesive will merge with and into Marley Acquisition, which will be the surviving corporation and remain a wholly-owned subsidiary of Exodus. Holders of Cohesive common stock and Cohesive Series D Preferred Stock will receive cash and Exodus common stock. Holders of Cohesive Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock will receive cash.

  When the merger will become effective (page 49)

  The merger will become effective upon the filing of a certificate of merger with the Delaware Secretary of State. We currently anticipate that the merger will become effective on or about July 27, 1999.

  Conversion of Cohesive Series A Preferred Stock (page 50)

  Each share of Cohesive Series A Preferred Stock outstanding prior to the effective time of the merger will be canceled and converted into the right to receive $100 cash plus any accrued and unpaid dividends on each share. On June 24, 1999, accrued and unpaid dividends payable for each share of Series A Preferred Stock were $21.69.

  Conversion of Cohesive Series B Preferred Stock (page 50)

  Each share of Cohesive Series B Preferred Stock outstanding prior to the effective time of the merger will be canceled and converted into the right to receive $100 cash plus any accrued and unpaid dividends on each share. On June 24, 1999, accrued and unpaid dividends payable for each share of Series B Preferred Stock were $14.56.

  Conversion of Cohesive Series C Preferred Stock (page 50)

  Each share of Cohesive Series C Preferred Stock outstanding prior to the effective time of the merger will be canceled and converted into the right to receive $5 cash.

  Conversion of Cohesive Series D Preferred Stock (page 50)

  Each share of Cohesive Series D Preferred Stock outstanding prior to the effective time of the merger will automatically be converted into common stock. You will then receive the same consideration in the merger as other holders of Cohesive common stock. In addition, you will receive cash per share equal to the difference between $10 and the fair market value of the Exodus common stock and cash received for each share of your Cohesive common stock.

  Conversion of Cohesive common stock (page 49)

  Each share of Cohesive common stock outstanding prior to the effective time of the merger will be converted into a fraction of one share of Exodus common stock and the right to receive the per share cash consideration.

  The number of Exodus shares to be exchanged for each share of Cohesive common stock will equal (a) the total number of Exodus shares to be issued in the merger divided by (b) the number of shares of fully-diluted Cohesive common stock. The fully-diluted Cohesive common stock will be the number of shares of Cohesive common stock outstanding, plus the number of shares of Cohesive common stock issuable upon exercise of all vested Cohesive options outstanding and upon conversion of all Cohesive Series D Preferred Stock outstanding.

  The total number of Exodus shares to be issued in the merger will be $50.0 million divided by the average closing price per share of Exodus common stock for the five trading days before and including the trading day preceding the closing date. However:

  . if the average closing price per share of Exodus common stock is below $50, then Exodus may unilaterally terminate the merger agreement without liability unless Cohesive agrees to fix the total number of Exodus shares at 1,000,000;

  . if the average closing price per share of Exodus common stock is between and including $95 and $102.50, then the total number of Exodus shares will be 526,316; and

  . if the average closing price per share of Exodus common stock is more than $102.50, then the total number of Exodus shares will equal $53,947,390 divided by the average closing price.

  The per share cash consideration equals the total cash consideration divided by the number of shares of fully-diluted Cohesive common stock. The total cash consideration will be $50.0 million, plus the total amount of the exercise price of vested Cohesive options outstanding at the effective time of the merger, less:

  . all indebtedness of Cohesive for money borrowed and severance obligations agreed to by Cohesive after April 7, 1999,

  .  all liabilities of Cohesive for earnout payments to third parties,

  . all cash payable to Cohesive's preferred stockholders in of the merger, and

  .  all cash paid in the merger for fractional shares.

  However, the number of Exodus shares to be issued in the merger will be increased, and the total cash consideration to be paid to Cohesive common stockholders in the merger will be proportionately decreased, if necessary, so that the total fair market value of the Exodus shares is equal to at least 50% of the total fair market value of all consideration paid to Cohesive stockholders in the merger. If the number of Exodus shares and the total cash consideration are adjusted, the adjustment will not affect the total value of the merger consideration paid to Cohesive stockholders.

  Escrow Cash (page 51)

  Exodus will withhold $10.0 million from the cash consideration which would otherwise be delivered to holders of Cohesive common stock, other than holders of shares issued upon conversion of Cohesive Series D Preferred Stock, as a result of the merger. Exodus will deposit the funds in escrow. The cash will be held as collateral for the indemnification obligations of Cohesive stockholders and will be released from escrow according to the terms of an escrow agreement.

  Assumption of Options (page 50)

  At the effective time of the merger, Exodus will assume all outstanding options to purchase Cohesive common stock. Each assumed Cohesive option will be converted into an option to purchase shares of Exodus common stock as follows:

  . the number of shares of Exodus common stock subject to each assumed option will equal the number of shares of Cohesive common stock subject to the option multiplied by the sum of (a) the number of Exodus shares to be exchanged for each share of Cohesive common stock and (b) the quotient obtained by dividing the per share cash consideration by the average closing price per share of Exodus common stock at the effective time; and

  . the exercise price per share of Exodus common stock under each assumed option will equal the exercise price per share of Cohesive common stock under the option divided by the sum of (a) the number of Exodus shares to be exchanged for each share of cohesive common stock and (b) the quotient obtained by dividing the per share cash consideration by the average closing price per share of Exodus common stock at the effective time.

  How to exchange your stock certificates (page 51)

  Soon after the effective time of the merger, you will be directed to surrender your Cohesive stock certificates to Exodus or its exchange agent so that they may be canceled and exchanged for Exodus common stock certificates and/or cash, as applicable. Please do not surrender your Cohesive stock certificates until you receive instructions from Exodus or its exchange agent.

  Cohesive cannot solicit another possible acquirer (page 53)

  Cohesive has agreed that it will not solicit any offer, inquiry or proposal from a third party regarding an acquisition of Cohesive or negotiate with any third party regarding any offer, inquiry or proposal. Cohesive has agreed that its officers, directors, employees, affiliates and agents will be similarly bound.

  Conditions to the merger (page 54)

  The completion of the merger depends on a number of conditions being satisfied, including the following:

  . Cohesive stockholders shall have approved the terms of the merger agreement;

  . Exodus and Cohesive shall have obtained all governmental authorizations required for the merger; and

  . at the closing, the representations and warranties of Exodus and Cohesive shall be true and Exodus and Cohesive shall have performed their respective covenants in the merger agreement.

  Each of the conditions to the merger may be waived by the company entitled to assert the condition.

  Termination of the merger agreement (page 55)

  Exodus and Cohesive can mutually agree to terminate the merger agreement without completing the merger. Either Exodus or Cohesive can terminate the merger agreement if any of the following events occur:

  . all conditions to closing have not been satisfied before November 30, 1999, other than as a result of a breach by the terminating party;

  . if the other party has materially breached any of its representations, warranties or covenants and has not cured the breach within thirty days; or

  . if there is a final injunction or other court order which would make the merger illegal or otherwise prohibit the completion of the merger.

  In addition, Exodus may terminate the merger agreement if the average closing price per share of Exodus common stock is below $50, unless Cohesive agrees to fix the total number of Exodus shares at 1,000,000.

  Indemnification (page 56)

  As discussed above under "Escrow Cash," Exodus will withhold $10.0 million from the cash that would otherwise be delivered to Cohesive common stockholders, other than holders of shares issued upon conversion of Cohesive Series D Preferred Stock, as a result of the merger and deposit this sum in escrow as collateral for the indemnification obligations of Cohesive common stockholders. Generally, Cohesive common stockholders are obligated to indemnify Exodus and its related parties against all claims and losses arising out of Cohesive's breach of any of its representations, warranties or covenants and other matters. The sole remedy for indemnity claims is recovery against the $10.0 million of escrowed cash.

  Related Agreements (page 57)

  There are additional agreements related to the merger agreement, including:

  . an escrow agreement which governs the distribution of the $10.0 million of escrowed cash to either Cohesive common stockholders, Exodus indemnified parties or both;

  . a voting agreement where WCAS VI, the party holding a majority of the voting power of Cohesive stock, agreed to vote in favor of the merger; and

  . employment agreements and noncompetition agreements between Exodus and various Cohesive employees.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

  The following selected historical financial information of Exodus and Cohesive has been derived from their respective historical financial statements and should be read in conjunction with those consolidated financial statements and the related notes, which are incorporated by reference into this document or included elsewhere in this document. The unaudited historical financial statement data for Exodus and Cohesive as of March 31, 1999, and for the three months ended March 31, 1998 and 1999, have been prepared on the same basis as the historical information in the audited financial statements and, in the opinion of management of each company, contain all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial position and results of operations for those periods. Operating results for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1999 or any future period.

  The unaudited pro forma financial data gives effect to the merger using the purchase method of accounting and is based on the historical audited and unaudited consolidated financial statements and related notes of Exodus and Cohesive, which are incorporated by reference into this document or included elsewhere in this document. The pro forma adjustments are preliminary and based on available information and assumptions made by management. In the opinion of management, all adjustments have been made that are necessary to present fairly the pro forma data.

  The unaudited pro forma combined condensed balance sheet assumes that the merger took place on March 31, 1999, and combines Exodus' unaudited March 31, 1999 consolidated balance sheet with Cohesive's unaudited March 31, 1999 consolidated balance sheet. The pro forma combined condensed statements of operations assume the merger took place as of January 1, 1998 and combine Exodus' audited consolidated statement of operations for the year ended December 31, 1998 and unaudited consolidated statement of operations for the three months ended March 31, 1999, with Cohesive's audited statement of operations for the year ended December 31, 1998 and unaudited statement of operations for the three months ended March 31, 1999, respectively.

  The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred had the merger been consummated in the earlier period, nor is it necessarily indicative of future operating results or financial position.

                EXODUS SELECTED HISTORICAL FINANCIAL INFORMATION

  We are the successor to a Maryland corporation that was formed in August 1992 to provide computer consulting services. We began to offer Internet connectivity services to enterprises in October 1994 and server hosting services in late 1995. In August 1996, we opened our first dedicated Internet Data Center and refocused our business strategy on providing Internet system and network management solutions for enterprises with mission-critical Internet operations.

  In the following tables and in this document, "EBITDA" represents loss before net interest expense, income taxes, depreciation, amortization (including amortization of deferred stock compensation) and other noncash charges. Although EBITDA should not be used as an alternative to operating loss or net cash provided by (used for) operating activities, investing activities or financing activities, each as measured under generally accepted accounting principles and, although EBITDA may not be comparable to other similarly titled information from other companies, our management believes that EBITDA is an additional meaningful measure of performance and liquidity. With respect to the captions entitled "Deficiency of earnings available to cover fixed charges" and "Ratio of earnings to fixed charges," earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest charges and amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest.

                                                                Three Months Ended
                               Year Ended December 31,              March 31,
                          ------------------------------------  -------------------
                           1995     1996      1997      1998      1998      1999
                          -------  -------  --------  --------  --------- ---------
                                 (in thousands, except per share data)
Consolidated Statement
 of Operations Data:
Total revenues..........  $ 1,408  $ 3,130  $ 12,408  $ 52,738  $  7,105  $  30,087
                          -------  -------  --------  --------  --------  ---------
Costs and expenses:
  Cost of revenues......    1,128    2,990    16,868    61,559     9,881     28,110
  Marketing and sales...    1,056    2,734    12,702    28,778     6,417     10,264
  General and
   administrative.......      427    1,056     5,983    15,865     2,657      7,055
  Product development...       70      444     1,647     3,221       645      1,285
                          -------  -------  --------  --------  --------  ---------
    Total costs and
     expenses...........    2,681    7,224    37,200   109,423    19,600     46,714
                          -------  -------  --------  --------  --------  ---------
    Operating loss......   (1,273)  (4,094)  (24,792)  (56,685)  (12,495)   (16,627)
Interest income.........      --        68       193     7,137       155      2,804
Interest expense........      (38)    (107)     (699)  (16,894)     (981)    (8,341)
                          -------  -------  --------  --------  --------  ---------
    Net loss............   (1,311)  (4,133)  (25,298)  (66,442)  (13,321)   (22,164)
Cumulative dividends and
 accretion on redeemable
 convertible preferred
 stock..................      --       --     (1,413)   (2,014)   (2,014)       --
                          -------  -------  --------  --------  --------  ---------
    Net loss
     attributable to
     common
     stockholders.......  $(1,311) $(4,133) $(26,711) $(68,456) $ 15,335  $ (22,164)
                          =======  =======  ========  ========  ========  =========
Basic and diluted net
 loss per share.........  $ (0.50) $ (1.08) $  (6.93) $  (2.19) $  (2.23) $   (0.55)
                          =======  =======  ========  ========  ========  =========
Shares used in computing
 basic and diluted net
 loss per share.........    2,630    3,828     3,856    31,286     6,872     40,526
                          =======  =======  ========  ========  ========  =========
Consolidated Statement
 of Cash Flows Data:
Net cash used for
 operating activities...  $  (453) $(3,116) $(15,518) $(46,498) $ (7,760) $ (15,507)
Net cash used for
 investing activities...      (77)  (3,877)  (23,864)  (92,746)   (7,331)   (44,430)
Net cash provided by
 financing activities...      692   10,545    45,937   279,865    78,974    232,688
Other Data:
EBITDA..................  $(1,208) $(3,633) $(20,274) $(41,125) $ (9,617) $ (10,905)
Depreciation and
 amortization...........       65      461     3,429    12,997     1,975      5,533
Capital expenditures....       69    3,499    22,489    44,564     7,146     34,850
Deficiency of earnings
 available to cover
 fixed charges..........   (1,311)  (4,133)  (25,298)  (66,442)  (13,321)   (22,164)

                                                  Year Ended December 31, 1994
                                                  ----------------------------
                                                  (in thousands, except ratio
                                                      and per share data)
Consolidated Statement of Operations Data:
Revenues.........................................            $  977
Operating income.................................            $  143
Net income.......................................            $  144
Basic and diluted net income per share...........            $ 0.07
Shares used in computing basic and diluted net
 income per share................................             2,000
Ratio of earnings to fixed charges...............                26x

                                           December 31,
                                -------------------------------------- March 31,
                                1994  1995    1996    1997      1998     1999
                                ---- ------  ------  -------  -------- ---------
                                               (in thousands)
Consolidated Balance Sheet
 Data:
Cash and cash equivalents.....  $ 1  $  163  $3,715  $10,270  $150,891 $323,642
Restricted cash equivalents
 and investments..............  --      --      378    1,753    45,614   36,292
Working capital (deficiency)..   93  (1,170)  1,892   (3,707)  119,693  294,816
Total assets..................  320     840   8,289   40,973   293,286  526,292
Equipment loans, line of
 credit facilities and capital
 lease obligations, less
 current portion..............  --      141   1,449   15,135    27,096   24,975
Convertible subordinated
 notes........................  --      --      --       --        --   250,000
Senior notes..................  --      --      --       --    200,000  200,000
Total stockholders' equity
(deficit).....................  169  (1,140) (5,234) (30,600)   19,141     (513)

               COHESIVE SELECTED HISTORICAL FINANCIAL INFORMATION

  The selected consolidated financial data set forth below with respect to Cohesive's consolidated statements of operations for each of the three years in the period ended December 31, 1998, and with respect to the balance sheets as of December 31, 1997 and 1998, are derived from the consolidated financial statements that have been audited by Deloitte & Touche LLP, independent auditors, which are included elsewhere in this document. The selected balance sheet data as of December 31, 1996 are derived from audited consolidated financial statements not included in this document. The selected statement of operations data for the years ended December 31, 1994 and 1995 and for the three months ended March 31, 1998 and 1999, and the selected balance sheet data as of December 31, 1994 and 1995 and March 31, 1999 have been derived from unaudited financial statements that have been prepared on the same basis as the audited financial statements and which, in the opinion of management, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of Cohesive's financial position and results of operations. Operating results for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1999 or any future period. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of Cohesive" and the consolidated financial statements and related notes included in this document.

  For Cohesive, "EBITDA from continuing operations" represents income (loss) from continuing operations before net interest expense, income taxes, depreciation and amortization, including amortization of stock compensation. Although EBITDA from continuing operations should not be used as an alternative to operating income (loss) or net cash provided by (used for) operating activities, investing activities or financing activities each as measured under generally accepted accounting principles and, although EBITDA from continuing operations may not be comparable to other similarly titled information from other companies, Cohesive's management believes that EBITDA from continuing operations is an additional meaningful measure of performance and liquidity.

                                                                      Three Months Ended
                                 Year Ended December 31,                   March 31,
                          ------------------------------------------  ---------------------
                           1994    1995     1996     1997     1998       1998       1999
                          ------  -------  -------  -------  -------  ----------- ---------
                                                (in thousands)
Consolidated Statement
 of Operations Data:
Revenues................  $  --   $ 3,085  $12,792  $20,420  $41,708   $  8,615   $  11,715
Operating loss..........  (1,461)  (1,547)  (5,106) (11,082) (13,704)    (3,751)     (1,995)
Gain on divestiture.....     --       --       --    37,966      --         --          --
Income (loss) from
 continuing operations..  (1,417)  (1,465)  (5,035)  16,013  (10,797)    (3,092)     (2,236)
Loss from discontinued
 operations.............     (81)     (87)    (135)    (136)     --         --          --
Gain on divestiture of
 discontinued
 operations.............     --       --       --     2,523      562        --          --
Net income (loss).......  (1,498)  (1,552)  (5,170)  18,400  (10,235)    (3,092)     (2,236)
Dividends and accretion
 on redeemable preferred
 stock..................      93      306      639      827      800        156         312
Net income (loss)
 applicable to common
 stockholders...........  (1,591)  (1,858)  (5,809)  17,753   11,035     (3,248)     (2,548)
Consolidated Statement
 of Cash Flows Data:
Net cash used for
 operating activities...  (1,544)  (2,256)  (3,402) (18,753)  (9,608)    (4,013)       (808)
Net cash provided by
 (used for) investing
 activities.............    (410)    (549)  (2,516)  17,744    4,028      2,285      (1,466)
Net cash provided by
 financing activities...   2,363    5,468    5,055    1,973    5,943        224         539
Other Data:
EBITDA from continuing
 operations.............  (1,402) (1,476)   (4,073)  29,058   (6,082)    (2,377)        451
Depreciation and
 amortization...........      15       71    1,033    1,893    7,034      1,374       2,433
Capital expenditures....     116       52      860      745    1,338        291         267
                                       December 31,
                          ------------------------------------------  March 31,
                           1994    1995     1996     1997     1998       1999
                          ------  -------  -------  -------  -------  -----------
                                           (in thousands)
Consolidated Balance
 Sheet Data:
Cash and cash
 equivalents............  $  347  $ 3,115  $ 2,253  $ 3,217  $ 3,580   $  1,845
Restricted cash and
 short-term
 investments............     --       --       --    20,914      --         --
Working capital
 (deficiency)...........     342    2,734    2,054   18,162   (5,891)    (6,051)
Total assets............     962    7,258    8,290   36,130   43,567     42,501
Long term obligations,
 less current portion...     --       136      --       --       349        246
Redeemable preferred
 stock..................   1,661    7,467   13,039    9,743   18,274     18,586
Total stockholders'
 equity (deficiency)....    (721)  (2,970)  (8,368)  15,584    4,748      2,262

                      EXODUS SELECTED UNAUDITED PRO FORMA

                    COMBINED CONDENSED FINANCIAL INFORMATION

  The following unaudited pro forma financial information gives effect to the merger using the purchase method of accounting and is based on the historical audited and unaudited consolidated financial statements and related notes of Exodus and Cohesive, which are incorporated by reference into this document or included elsewhere in this document. The pro forma adjustments are preliminary and based on available information and assumptions made by management. In the opinion of management, all adjustments have been made that are necessary to present fairly the pro forma data.

  The unaudited pro forma combined condensed balance sheet assumes that the merger took place on March 31, 1999, and combines Exodus' unaudited March 31, 1999 consolidated balance sheet with Cohesive's unaudited March 31, 1999 consolidated balance sheet. The pro forma combined condensed statements of operations assume the merger took place as of January 1, 1998 and combine Exodus' audited consolidated statement of operations for the year ended December 31, 1998 and unaudited consolidated statement of operations for the three months ended March 31, 1999, with Cohesive's audited statement of operations for the year ended December 31, 1998 and unaudited statement of operations for the three months ended March 31, 1999, respectively.

  The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred had the merger been consummated in the earlier period, nor is it necessarily indicative of future operating results or financial position.

                                                                   Three Months
                                                       Year Ended     Ended
                                                      December 31,  March 31,
                                                          1998         1999
Consolidated Statement of Operations Data:            ------------ ------------
Total revenues.......................................   $ 94,446     $ 41,802
Cost and expenses:
  Cost of revenues...................................     89,883       36,378
  Marketing and sales................................     34,450       11,593
  General and administrative.........................     25,942        8,364
  Product development................................      3,221        1,285
  Amortization of goodwill and other intangible
   assets............................................     10,955        3,316
  Acquisition-related charges........................      4,463           --
                                                        --------     --------
    Total cost and expenses..........................    168,914       60,936
                                                        --------     --------
    Operating loss...................................    (74,486)     (19,134)
Interest expense, net................................    (12,205)      (6,478)
                                                        --------     --------
    Loss from continuing operations before taxes.....    (86,673)     (25,612)
Income tax benefit...................................      2,555           --
                                                        --------     --------
    Loss from continuing operations..................    (84,118)     (25,612)
Cumulative dividends and accretion on redeemable
 convertible preferred stock.........................     (2,014)          --
                                                        --------     --------
    Loss from continuing operations attributable to
     common stockholders.............................   $(86,132)    $(25,612)
                                                        ========     ========
Basic and diluted loss per share from continuing
 operations..........................................   $  (2.69)    $  (0.62)
                                                        ========     ========
Shares used in computing basic and diluted net loss
 per share from continuing operations................     32,029       41,269
                                                        ========     ========

                                                                     March 31,
                                                                       1999
Consolidated Balance Sheet Data:                                     ---------
Cash and cash equivalents........................................... $269,487
Restricted cash equivalents and investments.........................   36,292
Working capital (deficiency)........................................  244,055
Total assets........................................................  594,658
Equipment loans, line of credit facilities and capital lease
 obligations, less current portion..................................   25,221
Convertible subordinated notes......................................  250,000
Senior notes........................................................  200,000
Total stockholders' equity..........................................   59,487

                           COMPARATIVE PER SHARE DATA

  The following table sets forth selected historical per share data of Exodus and combined per share data on an unaudited pro forma basis after giving effect to the merger using the purchase method of accounting. The information presented in this table is derived from the financial information of Exodus and Cohesive. The information set forth below is only a summary. This data should be read in conjunction with the Selected Historical Financial Information and separate historical consolidated financial statements of Exodus and Cohesive included elsewhere in this document or incorporated by reference into this document. This table is not necessarily indicative of the results of future operations of Exodus or actual results that would have occurred if the merger had taken place prior to the period indicated. See "Where You Can Find More Information" on page 35.

                                                                     Pro Forma
                                                   Historical Exodus Combined
                                                   ----------------- ---------
   Book value per share:
     March 31, 1999...............................      $(0.01)       $ 1.53
   Basic and diluted net loss per share from
    continuing operations:
     Year ended December 31, 1998.................      $(2.19)       $(2.69)
     Three months ended March 31, 1999............      $(0.55)       $(0.62)

  To assist you in understanding the table above, we used the following methods:

  . We computed historical book value per share by dividing Exodus' total stockholders' deficit as of March 31, 1999 by the number of common shares outstanding as of that date.

  . We computed the pro forma combined book value per share amounts by dividing pro forma stockholders' equity, including pro forma adjustments, by the pro forma number of shares of Exodus common stock which would have been outstanding had the merger been completed as of March 31, 1999 without including outstanding options. For more detailed information, refer to the Exodus Selected Unaudited Pro Forma Combined Condensed Financial Information on page 16.

  . We computed the Pro Forma Combined basic and diluted net loss per share from continuing operations using the weighted average number of shares of common stock outstanding after the issuance of Exodus common stock in exchange for the outstanding shares of Cohesive common stock.

  . We excluded dilutive options from the computation during these loss periods as their effect is anti-dilutive.

                      COMPARATIVE PER SHARE MARKET PRICES

  Exodus common stock is traded on the Nasdaq National Market under the symbol "EXDS." There is no established public trading market for the Cohesive common stock. To help you in your analysis of the proposed merger, we have included the following table, which sets forth the closing prices per share of Exodus common stock on the Nasdaq National Market on April 21, 1999, which was the last trading day before the announcement of the proposed merger, and on June 24, 1999, the last practicable date preceding the mailing of this document. Also set forth is the equivalent per share price for Cohesive common stock, based on the following assumptions:

  .  the number of shares of fully-diluted Cohesive common stock equals
     15,552,552;

  . the average closing price per share of Exodus common stock equals the closing prices per share listed on April 21, 1999 and June 24, 1999;

  . the total Exodus shares equal 594,813 ($50.0 million divided by an average closing price per share of $84.06), and 537,273 ($50.0 million divided by an average closing price per share of $93.06);

  . the number of Exodus shares to be exchanged for each share of Cohesive common stock equals 0.0382 (the total Exodus shares of 594,813 divided by the fully-diluted Cohesive common stock of 15,552,552) and 0.0345 (the total Exodus shares of 537,273 divided by the fully-diluted Cohesive common stock of 15,552,552);

  .  the total cash consideration equals $16,090,445; and

  .  the per share cash consideration equals $1.0346.

                                                                      Equivalent
                                                                       Cohesive
                                                            Exodus    Per Share
                                                         Common Stock   Price
                                                         ------------ ----------
     April 21, 1999.....................................    $84.06      $4.25
     June 24, 1999......................................     93.06       4.25

  Please remember, however, that Exodus' stock price can fluctuate significantly and that we cannot predict what the stock prices will be at or after the effective time of the merger and the total cash consideration may change.

  Because the market price of Exodus common stock is subject to fluctuation, the market value of the shares of Exodus common stock that the holders of shares of Cohesive common stock will receive in the merger may increase or decrease prior to the merger. We urge you to obtain current market quotations for Exodus common stock before making any decision with respect to the merger. The current market information for shares of Exodus can be obtained on the World Wide Web at http://www.nasdaq-amex.com.

  The total cash consideration and the per share cash consideration to be received by the Cohesive common stockholders if the merger is completed depends on a number of variables. The total cash consideration equals $50.0 million, plus the total amount of the exercise price of vested Cohesive options outstanding at the effective time of the merger, less:

  . all indebtedness of Cohesive for money borrowed and severance obligations agreed to by Cohesive after April 7, 1999,

  .  all liabilities of Cohesive for earnout payments to third parties,

  .  all cash payable to Cohesive preferred stockholders in the merger, and

  .  all cash paid in the merger for fractional shares.

  Our assumption that the total cash consideration would be $16,090,445 was based on our current best estimate as to the amount of these variable payments. If the total of the variable payments turns out to be higher than our estimate, you will receive less cash in the merger.

     MARKET PRICE OF EXODUS AND COHESIVE COMMON STOCK AND DIVIDEND POLICIES

  The following table sets forth the high and low prices per share of Exodus common stock for the periods indicated, as reported on the Nasdaq National Market.

                                                                  High    Low
                                                                 ------- ------
     Year Ending December 31, 1999
     1999 Second Quarter (through June 24, 1999)................ $109.13 $60.00
     1999 First Quarter.........................................   77.81  27.50
     Year Ended December 31, 1998
     1998 Fourth Quarter........................................ $ 34.88 $ 7.75
     1998 Third Quarter.........................................   25.00   8.25
     1998 Second Quarter........................................   23.50  13.88
     1998 First Quarter (commencing March 19, 1998).............   14.88  12.53

  On June 24, 1999, there were 41,397,749 shares of Exodus common stock outstanding which were held of record by 376 stockholders. On June 24, 1999, there were 13,985,919 shares of Cohesive common stock outstanding which were held of record by 117 stockholders.

  Exodus has never declared or paid any cash dividends on its common stock. Exodus currently intends to retain any earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future. Cohesive has never paid cash dividends on its common stock and does not anticipate that any cash dividends will be paid on its common stock in the foreseeable future. Furthermore, Cohesive's revolving credit facility with Credit Suisse First Boston and the terms of its preferred stock contain provisions which materially restrict the payment by Cohesive of cash dividends or distributions on its common stock. In addition, Cohesive agreed in the merger agreement not to declare, set aside or pay any dividends on its capital stock prior to the effective time of the merger. See "Terms of the Merger --
 Covenants."

                                  RISK FACTORS

  In addition to the other material in this document, you should carefully consider the following risk factors in evaluating whether or not to approve the merger.

Risks Related to the Merger

  If Exodus and Cohesive cannot effectively integrate their operations, then potential benefits of the merger will not be realized

  An important reason for the merger is that it is expected to allow Exodus to utilize Cohesive employees to provide an enhanced level of services in connection with Exodus' managed and professional services operations. To do so, Exodus and Cohesive will have to integrate their management teams as well as their managed and professional services operations. If this integration effort is not successful, then results of operations could be adversely affected, employee morale could decline, key employees could leave, and customers could cancel existing orders or choose not to place new ones. In addition, until Cohesive's existing customers have had the opportunity to determine how well the combined companies will operate, they may cancel existing orders or delay placing new ones. If Exodus' operations after the merger do not meet the expectations of Cohesive's or Exodus' existing customers, then these customers may reduce their future orders or cease doing business with the company altogether.

  The market price of Exodus common stock could decline as a result of the merger

  The market price of Exodus common stock may decline significantly as a result of the merger if:

  . Exodus does not experience the benefits of the merger as quickly as anticipated or the costs of or operational difficulties arising from the merger are greater than anticipated;

  . the impact of the merger on Exodus' financial results is not in line with the expectations of financial analysts; or

  . margins on professional services decline because of competitive or other factors or because the anticipated shift of the total mix of business towards managed and professional services does not materialize.

  Businesses of Cohesive and Exodus could suffer due to announcement of the merger

  The announcement of the merger may increase the likelihood of a number of changes to Cohesive's business, any of which could have a material adverse effect. The changes include but are not limited to:

  . loss of key management, development or other personnel of Cohesive. In particular, the loss of key employees at any particular Cohesive regional office could adversely impact Cohesive's overall financial results;

  . cancellation or decline in the rate of orders for Cohesive's or Exodus' products or services or deterioration of Cohesive's or Exodus' customer relationships. The continuance of these Cohesive relationships is generally based on continued customer goodwill and satisfaction rather than long term orders or other contractual commitments. Cancellations or declines could arise due to customer's postponing or canceling consulting projects in 1999 that are unrelated to Year 2000 compliance or canceling orders due to an increased customer perception that Exodus' increased post-merger emphasis on consulting services is more competitive to the customers' own consulting business, if any; or

  . delays in product development or development of new service capabilities.

  Even if the merger is not completed, Cohesive could be harmed by the expectation of these changes and restoring Cohesive's business to its pre-announcement value could take a long time and be costly. As a result of the factors described above, the failure to consummate the merger could have a material adverse effect on Cohesive's business, operating results and financial condition.

  Exodus common stock is subject to price volatility

  A portion of the merger consideration is payable in shares of Exodus common stock. Exodus common stock has experienced substantial price volatility. This volatility may occur in the future, particularly as a result of quarter-to-quarter variations in the actual or anticipated financial results of Exodus or its customers or competitors and announcements by Exodus or its competitors regarding new product and service introductions. In addition, Exodus' stock price can fluctuate due to price and volume fluctuations in the stock market, especially those that have affected the market price of technology stocks in general and Internet stocks in particular.

  Withholding of Maximum Earnout Liability amount

  The merger agreement provides that Exodus will withhold from the cash portion of the purchase price a reserve of $5.5 million (subject to adjustment) to defray amounts that Cohesive may be obligated to pay under earnout obligations related to prior acquisitions of Cohesive as well as related legal fees. There is a dispute regarding one of the earnout provisions, which makes the amount and timing of payment thereof uncertain. Once these amounts are settled, they will be paid to the respective contract parties and any balance will be paid pro rata to the former holders of Cohesive common stock and Series D Preferred Stock.

  Indemnity claims may reduce distribution from escrow to Cohesive common stockholders

  Indemnity claims by Exodus may significantly reduce the $10.0 million initially deducted from the cash portion of the purchase price and deposited into escrow. This would reduce the amount available for ultimate distribution to holders of Cohesive common stock upon termination of the escrow. In addition to potential recovery for breaches of Cohesive representations, warranties and covenants, Exodus may make indemnity claims for matters outside of Cohesive's control, such as claims relating to lack of Year 2000 conformity or earnout disputes.

  The costs associated with the merger are difficult to estimate, may be higher than expected and may harm the financial results of the combined companies

  Exodus and Cohesive estimate that they will incur combined direct transaction costs of approximately $5.0 million associated with the merger, and additional costs associated with consolidation and integration of operations, which cannot be estimated accurately at this time. If the total costs of the merger exceed estimates or the benefits of the merger do not exceed the total costs of the merger, the financial results of the combined companies could be adversely affected.

Risks Related to Exodus

  In deciding whether to approve the merger and exchange of Cohesive common stock for Exodus common stock, Cohesive stockholders should consider the following risks associated with Exodus' business and operations, which also impact the value of Exodus common stock.

  Our short operating history and heavy losses make our business difficult to evaluate

  Our limited operating history makes evaluating our business operations and our prospects difficult. We began offering server hosting and Internet connectivity services in 1995 and opened our first dedicated Internet Data Center in August 1996. Due to our short operating history, our business model is still in an emerging state. We have incurred operating losses and negative cash flows each quarter and year since 1995. Our accumulated deficit was approximately $119.2 million at March 31, 1999. We anticipate making significant investments in new Internet Data Centers and network infrastructure, product development, sales and marketing programs and personnel. We believe that we will continue to experience net losses on a quarterly and annual basis for the foreseeable future. We may also use significant amounts of cash to acquire complementary businesses, products, services or technologies. Although we have experienced significant growth in revenues in recent periods, we do not believe that this growth rate is necessarily indicative of future operating results. It is possible that we may never achieve profitability on a quarterly or an annual basis.

  Our operating results have fluctuated widely and we expect this to continue

  We have experienced significant fluctuations in our results of operations on a quarterly and an annual basis. We expect to continue to experience significant fluctuations due to a variety of factors, many of which are outside of our control, including:

  .  demand for and market acceptance of our services;

  .  reliable continuity of service and network availability;

  . the ability to increase bandwidth as necessary, both on our network and at our interconnection points with other networks;

  . costs related to the acquisition of network capacity and arrangements for interconnections with third-party networks;

  .  customer retention and satisfaction;

  .  capacity utilization of our Internet Data Centers;

  . the timing, magnitude and integration of acquisitions of complementary businesses and assets;

  .  the timing of customer installations;

  .  the provision of customer discounts and credits;

  .  the mix of services sold by us;

  . the timing and success of marketing efforts and service introductions by us and our competitors;

  . the timing and magnitude of capital expenditures, including construction costs relating to the expansion of operations;

  . the timely expansion of existing Internet Data Centers and completion of new Internet Data Centers;

  . the introduction by third parties of new Internet and networking technologies;

  .  changes in our pricing policies and those of our competitors; and

  .  fluctuations in bandwidth used by customers.

  In addition, a relatively large portion of our expenses are fixed in the short-term, particularly with respect to telecommunications, depreciation, substantial interest expenses, real estate and personnel. Therefore, our results of operations are particularly sensitive to fluctuations in revenues. Furthermore, if we were to become unable to continue leveraging third-party products in our services offerings, our product development costs could increase significantly. Finally, many of our customers are in an emerging stage, and there is the possibility that we will not be able to collect receivables on a timely basis.

  Rapid expansion produces a significant strain on our business

  The expansion of our network through the opening of additional Internet Data Centers in geographically diverse locations is one of our key strategies. We currently have ten Internet Data Centers located in seven metropolitan areas:
Boston, Chicago, Los Angeles, New York, San Francisco, Seattle and Washington, D.C. We also have a server hosting facility in the London metropolitan area. We expect to open additional Internet Data Centers and server hosting facilities in the United States, Europe and Japan in 1999. To successfully expand, we must be able to assess markets, locate and secure new Internet Data Center sites, install facilities and establish additional peering interconnections with Internet service providers in a timely manner and at a reasonable cost. To manage this expansion effectively, we must continue to improve our operational and financial systems and expand, train and manage our employee base. Our inability to establish additional Internet Data Centers or effectively manage our expansion would have a material adverse effect upon our business.

  We expect to expend substantial resources for leases of real estate, significant improvements of facilities, purchase of complementary businesses, assets and equipment, implementation of multiple telecommunications connections and hiring of network, administrative, customer support and sales and marketing personnel with the establishment of each new Internet Data Center. Moreover, we expect to make significant investments in sales and marketing and the development of new services as part of our expansion strategy. The failure to generate sufficient cash flows or to raise sufficient funds may require us to delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities, making it difficult for us to respond to competitive pressures.

  It usually takes us at least six months to select the appropriate location for a new Internet Data Center, construct the necessary facilities, install equipment and telecommunications infrastructure, and hire operations and sales personnel. Expenditures commence well before the Internet Data Center opens, and it takes an extended period for us to approach break-even capacity utilization. As a result, we expect that individual Internet Data Centers will experience losses for in excess of one year from the time they are opened. We experience further losses from sales personnel hired to test market our services in markets where there is no Internet Data Center. Growth in the number of our Internet Data Centers is likely to increase the amount and duration of losses. In addition, if we do not attract customers to new Internet Data Centers in a timely manner, or at all, our business would be materially adversely affected.

  We must manage growth effectively

  We are experiencing, and expect to continue experiencing, rapid growth with respect to the building of our Internet Data Centers and network infrastructure, expansion of our customer base and increase in the number of employees. This growth has placed, and if it continues, will place, a significant strain on our financial, management, operational and other resources, including our ability to ensure customer satisfaction. This expansion also requires significant time commitment from our senior management and places a significant strain on their ability to manage the existing business. In addition, we may be required to manage multiple relationships with a growing number of third parties as we seek to complement our service offerings. Our ability to manage our growth effectively will require us to continue to expand operating and financial procedures and controls, to replace or upgrade our operational, financial and management information systems and to attract, train, motivate and retain key employees. We have recently hired many key employees and officers, and as a result, our entire management team has worked together for only a brief time. In addition, we intend to hire additional senior management personnel to support our growth and expansion of our business. If our executives are unable to manage growth effectively, our business could be materially adversely affected.

  There are risks associated with acquisitions

  In October 1998 we acquired the assets of Arca Systems, Inc. and in February 1999 we acquired American Information Systems, Inc. We continue to expend resources integrating these new businesses and the personnel hired in connection with acquisitions. In April 1999, we entered into a definitive agreement to acquire Cohesive. We expect this transaction to close in July 1999. As we acquire additional companies, including Cohesive, we may incur expenses to remediate Year 2000 problems relating to these acquired companies.

  We believe that our future growth depends, in part, upon the acquisition of complementary businesses, products, services or technologies. If we buy a company, we could have difficulty in assimilating that company's technology, personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition, future acquisitions by us may result in the incurrence of additional debt, large one-time write-offs and the creation of goodwill or other intangible assets that could result in amortization expenses.

  Our substantial leverage and debt service obligations adversely affect our cash flow

  We have substantial amounts of outstanding indebtedness, primarily from our senior notes and convertible notes. There is the possibility that we may be unable to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of our indebtedness when due. As of March 31, 1999, we had indebtedness of approximately $487.7 million and available borrowings of up to an additional $4.6 million. In addition, in June 1999 we issued an additional $75.0 million principal amount of our 11 1/4% senior notes. We also expect to add additional equipment loans and lease lines to finance capital expenditures for our Internet Data Centers and may obtain additional long term debt, working capital lines of credit and lease lines. There can be no assurance that any financing arrangements will be available.

  Our substantial leverage could have significant negative consequences, including:

  . increasing our vulnerability to general adverse economic and industry conditions;

  .  limiting our ability to obtain additional financing;

  . requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;

  . limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

  . placing us at a possible competitive disadvantage vis-a-vis less leveraged competitors and competitors that have better access to capital resources.

  We are subject to restrictive covenants that limit our flexibility

  Our senior notes and convertible notes contain various restrictions on our ability to incur debt, pay dividends or make other restricted payments, sell assets, enter into affiliate transactions and take other actions. Furthermore, our existing financing arrangements are, and future financing arrangements are likely to be, secured by substantially all of our assets. The existing financing arrangements require, and future financing arrangements are likely to require, that we maintain specific financial ratios and comply with covenants restricting our ability to incur debt, pay dividends or make other restricted payments, sell assets, enter into affiliate transactions or take other actions.

  In addition, the convertible notes proceeds may be used only for limited purposes. Proceeds in the amount of $48.5 million may be used for general corporate purposes. The remaining $193.8 million may be used only to finance the purchase of assets or other businesses to be used in our business.

  We compete with much larger companies and there are few barriers to entry

  Our market is intensely competitive. There are few substantial barriers to entry, and we expect to face additional competition from existing competitors and new market entrants in the future. The principal competitive factors in this market include:

  .  Internet system engineering and other expertise;

  .  customer service;

  .  network capability, reliability, quality of service and scalability;

  .  the variety of services offered;

  . access to network resources, including circuits, equipment and interconnection capacity to other networks;

  .  broad geographic presence;

  .  price;

  .  the ability to maintain and expand distribution channels;

  .  brand name;

  .  the timing of introductions of new services;

  .  network security; and

  .  financial resources.

  There can be no assurance that we will have the resources or expertise to compete successfully in the future. Our current and potential competitors in the market include:

  .  providers of server hosting services;

  .  national and regional ISPs;

  . global, regional and local telecommunications companies and Regional Bell Operating Companies;

  .  large IT outsourcing firms; and

  .  other technology services and products companies.

  Many of our competitors have substantially greater resources, more customers, longer operating histories, greater name recognition and more established relationships in the industry. As a result, these competitors may be able to develop and expand their network infrastructures and service offerings more quickly, devote greater resources to the marketing and sale of their products and adopt more aggressive pricing policies. In addition, these competitors have entered and will likely continue to enter into business relationships to provide additional services competitive with those we provide.

  Some of our competitors may be able to provide customers with additional benefits in connection with their Internet system and network management solutions, including reduced communications costs, which could reduce the overall costs of their services relative to ours. We may not be able to offset the effects of any price reductions. In addition, we believe our market is likely to encounter consolidation in the near future, which could result in increased price and other competition.

  Our market is new and our services may not be generally accepted

  The market for Internet system and network management solutions has only recently begun to develop, is evolving rapidly and is characterized by an increasing number of market entrants. This market may not prove to be viable or, if it becomes viable, may not continue to grow. Our future growth depends on the willingness of enterprises to outsource the system and network management of their mission-critical Internet operations and our ability to market our services in a cost-effective manner to a sufficiently large number of customers. If this market fails to develop, or develops more slowly than expected, or if our services do not achieve market acceptance, our business would be materially and adversely affected. In addition, in order to be successful we must be able to differentiate ourselves from our competition through our service offerings.

  System failures could lead to significant costs

  We must protect our network infrastructure and customers' equipment against damage from human error, physical or electronic security breaches, power loss and other facility failures, fire, earthquake, flood, telecommunications failure, sabotage, vandalism and similar events. Despite precautions we have taken, a

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

natural disaster or other unanticipated problems at one or more of our Internet Data Centers could result in interruptions in our services or significant damage to customer equipment. In addition, failure of any of our telecommunications providers, such as MCI WorldCom or Qwest Communications Corporation, to provide consistent data communications capacity could result in interruptions in our services. Any damage to or failure of our systems or service providers could result in reductions in, or terminations of, services supplied to our customers, which could have a material adverse effect on our business. In the past, we have experienced interruptions in specific circuits within our network resulting from events outside our control, which led to short-term degradation in the level of performance of our network.

  Customer satisfaction is critical to our success

  Our customers demand a very high level of service. Our customer contracts generally provide a limited service level warranty related to the continuous availability of service on a 24 hours per day, seven days per week basis. This warranty is generally limited to a credit consisting of free service for a short period of time for disruptions in Internet transmission services. To date, only a limited number of customers have been entitled to this warranty. If we incur significant warranty obligations in connection with system downtime, our liability insurance may not be adequate to cover these expenses. As customers outsource more mission-critical operations to us, we may be subject to increased liability claims and customer dissatisfaction should our systems fail or our customers otherwise become unsatisfied.

  Our ability to expand our network is unproven

  To satisfy customer requirements, we must continue to expand and adapt our network infrastructure. We are dependent on MCI WorldCom and Qwest and other telecommunications providers for our backbone capacity, including our dedicated clear channel network. The expansion and adaptation of our telecommunications infrastructure will require substantial financial, operational and management resources as we negotiate telecommunications capacity with network infrastructure suppliers. Due to the limited deployment of our services to date, our ability to connect and manage a substantially larger number of customers at high transmission speeds is unknown. We have yet to prove our network's ability to be scaled up to higher customer levels while maintaining superior performance. Furthermore, it may be difficult for us to quickly increase our network capacity in light of current necessary lead times within the industry to purchase circuits and other critical items. If we fail to achieve or maintain high capacity data transmission circuits, consumer demand could shrink because of possible degradation of service. In addition, as we upgrade our telecommunications infrastructure to increase bandwidth available to our customers, we expect to encounter equipment or software incompatibility which may cause delays in implementation.

  We depend on network interconnections

  We rely on a number of public and private network interconnections, commonly referred to as peering relationships, to allow our customers to connect to other networks. If our peering partners were to discontinue their support for the peering relationships, our ability to exchange traffic would be significantly constrained. Furthermore, our business will be adversely affected if these peering partners do not add more bandwidth to accommodate increased traffic. Many of the companies with which we maintain private peering interconnections are our competitors. There is nothing to prevent any peering partners, many of which are significantly larger than we are, from charging high usage fees or denying access. In the future, private peering partners could refuse to continue to interconnect directly with us, might impose significant costs on us or limit our customers access to their networks. If we were unable on a cost-effective basis to access alternative networks to exchange our customers' traffic or if we were unable to pass through to our customers any additional costs of utilizing these networks, our business could be materially adversely affected.

  Risks associated with international operations

  A component of our strategy is to expand into international markets, including Europe and Japan, and we currently have a server hosting facility in the London metropolitan area. We expect to open an Internet Data

Center in the London metropolitan area by the end of the second quarter of 1999 and server hosting facilities or Internet Data Centers in Europe and Japan by the end of 1999. In order to expand international operations, we may enter into joint ventures or outsourcing agreements with third parties, acquire rights to high-bandwidth transmission capability, acquire complementary businesses or operations, or establish and maintain new operations outside of the United States. Thus, we will depend on third parties to be successful in our international operations. In addition, the rate of development and adoption of the Internet has been slower outside of the United States, and the cost of bandwidth has been higher, which may adversely affect our ability to expand operations and may increase our cost of operations internationally. The risks inherent in conducting business internationally include:

  . unexpected changes in regulatory requirements, export restrictions, tariffs and other trade barriers;

  .  challenges in staffing and managing foreign operations;

  .  differences in technology standards;

  .  employment laws and practices in foreign countries;

  .  longer payment cycles and problems in collecting accounts receivable;

  .  political instability;

  . fluctuations in currency exchange rates and imposition of currency exchange controls; and

  .  potentially adverse tax consequences.

  Rapid technological change and evolving industry standards

  Our future success will depend on our ability to offer services that incorporate leading technology and address the increasingly sophisticated and varied needs of our current and prospective customers. Our market is characterized by rapidly changing and unproven technology, evolving industry standards, changes in customer needs, emerging competition and frequent new service introductions. Future advances in technology may not be beneficial to, or compatible with, our business, and we may not be able to incorporate advances on a cost-effective and timely basis. Moreover, technological advances may have the effect of encouraging our current or future customers to rely on in-house personnel and equipment to furnish the services we currently provide. In addition, keeping pace with technological advances may require substantial expenditures and lead time.

  We believe that our ability to compete successfully is also dependent upon the continued compatibility and interoperability of our services with products, services and architectures offered by various vendors. Although we work with various vendors in testing newly developed products, these products may not be compatible with our infrastructure or adequate to address changing customer needs. For instance, existing networking hardware may not be immediately compatible with leading edge telecommunications infrastructure services, and therefore may require us to make significant investments to achieve compatibility. Although we intend to support emerging standards, industry standards may not be established or we may not be able to timely conform to new standards. Our failure to conform to a prevailing standard, or the failure of a common standard to emerge, could have a material adverse effect on our business.

  System security risks could disrupt our services

  The ability to provide secure transmissions of confidential information over networks accessible to the public is a significant barrier to electronic commerce and communications. A portion of our services rely on encryption and authentication technology licensed from third parties. Despite a variety of network security measures taken by us, we cannot assure that unauthorized access, computer viruses, accidental or intentional actions and other disruptions will not occur. Our Internet Data Centers have experienced and may in the future experience delays or interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. Furthermore, inappropriate use of the network by third parties could also jeopardize the security of confidential information, such as customer and Exodus passwords as well as credit card and bank account numbers, stored in our computer systems or those of our customers. This could result in liability to others and the loss of existing customers or the deterrence of potential customers. The costs required to eliminate computer viruses and alleviate other security problems could be prohibitively expensive and the efforts to address these problems could result in interruptions, delays or cessation of service to our customers.

  We depend on third-party equipment and software suppliers

  We depend on vendors to supply key components of our telecommunications infrastructure and system and network management solutions. Some of the telecommunications services and networking equipment is available only from sole or limited sources. For instance, the routers, switches and modems we use are currently supplied primarily by Cisco Systems, Inc. We typically purchase or lease all of our components under purchase orders placed from time to time. We do not carry significant inventories of components and have no guaranteed supply arrangements with vendors. Our failure to obtain required products or services on a timely basis and at an acceptable cost would have a material adverse effect on our business. In addition, the failure of our sole or limited source suppliers to provide products or components that comply with evolving Internet and telecommunications standards or that interoperate with other products or components we use could have a material adverse effect on our business. For example, we have experienced performance problems, including previously unknown software and firmware bugs, with routers and switches that have caused temporary disruptions in and impairment of network performance. In addition, we expect to depend for a time on third parties to deliver our services from and manage our international operations, including our site in London.

  Government regulation and legal uncertainties may adversely affect our business

  Laws and regulations directly applicable to communications and commerce over the Internet are becoming more prevalent. The United States Congress has recently considered Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union also recently enacted its own privacy regulations. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. In addition, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online. The adoption or modification of laws or regulations relating to the Internet could adversely affect our business. We provide services over the Internet in all states in the United States and in many foreign countries, and we facilitate the activities of our customers in these jurisdictions. As a result we may be required to qualify to do business, or be subject to taxation, or be subject to other laws and regulations, in these jurisdictions even if we do not have a physical presence or employees or property in these jurisdictions. The application of these multiple sets of laws and regulations is uncertain, but we could find that Exodus is subject to regulation, taxation, enforcement or other liability in unexpected ways, which could materially adversely affect our business.

  There are risks involved with the information disseminated through our network

  The law relating to the liability of online services companies and Internet access providers for information carried on or disseminated through their networks is currently unsettled. The Child Online Protection Act of 1998 imposes criminal penalties and civil liability on anyone engaged in the business of selling or transferring material that is harmful to minors, by means of the World Wide Web, without restricting access to this type of material by underage persons. Numerous states have adopted or are currently considering similar types of legislation. The imposition upon us and other Internet network providers of potential liability for information carried on or disseminated through systems could require us to implement measures to reduce exposure to liability, which may require the expenditure of substantial resources, or to discontinue various service or product offerings. Further, the costs of defending against any claims and potential adverse outcomes of these claims could have a material adverse effect on our business. While we carry professional liability insurance, it may not be adequate to compensate or may not cover us in the event we become liable for information carried on or disseminated through our networks.

  Some businesses, organizations and individuals have in the past sent unsolicited commercial e-mails advertising sites hosted at our facilities to massive numbers of people. This practice, known as "spamming," has led to some complaints against us. In addition, some ISPs and other online services companies could deny network access to us if we allow undesired content or spamming to be transmitted through our networks. Although we prohibit customers by contract from spamming, there can be no assurance that customers will not engage in this practice, which could have a material adverse effect on our business.

  We depend on our key personnel

  Our success depends in significant part upon the continued services of our key technical, sales and senior management personnel. Although some of our executive officers participate in our executive employment policy, none of our officers is a party to an employment agreement. Any officer or employee can terminate his or her relationship at any time. The loss of the services of one or more of our key employees or our failure to attract additional qualified personnel could have a material adverse effect on our business. We do not carry key-person life insurance for any of our employees.

  We depend on the Internet and Internet infrastructure development

  Our success will depend in large part on continued growth in the use of the Internet. Critical issues concerning the commercial use of the Internet, including security, reliability, cost, ease of access, quality of service and necessary increases in bandwidth availability, remain unresolved and are likely to affect the development of the market for our services. In addition, the rate of development and adoption of the Internet has been slower outside of the United States and the cost of bandwidth has been higher. The recent growth in the use of the Internet has caused frequent periods of performance degradation, requiring the upgrade of routers and switches, telecommunications links and other components forming the infrastructure of the Internet by ISPs and other organizations with links to the Internet. Any perceived degradation in the performance of the Internet as a whole could undermine the benefits of our services. Consequently, the emergence and growth of the market for our services is dependent on improvements being made to the entire Internet infrastructure to alleviate overloading and congestion.

  Risks associated with protection and enforcement of intellectual property rights

  We rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect proprietary rights in our products and services. We have no patented technology that would preclude or inhibit competitors from entering our market. Although we have entered into confidentiality agreements with our employees, contractors, suppliers, distributors and appropriate customers to limit access to and disclosure of our proprietary information, these may prove insufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. In addition, the laws of various foreign countries may not protect our products, services or intellectual property rights to the same extent as do the laws of the United States.

  In addition to licensing technologies from third parties, we are developing and acquiring additional proprietary intellectual property. Third parties may try to claim that our products or services infringe their intellectual property. We expect that participants in our markets will be increasingly subject to infringement claims. Any claim, whether meritorious or not, could be time consuming, result in costly litigation, cause product installation delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements might not be available on terms acceptable to us or at all.

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

  Volatility of stock price

  The market price of our common stock has fluctuated in the past and is likely to continue to fluctuate. In addition, the securities markets, particularly with respect to Internet stocks, have experienced significant price and volume fluctuations.

  Risk related to the Year 2000 problem

  The Year 2000 problem stems from the use of a two digit date to represent the year (e.g., 85 = 1985) in computer software and firmware. As a result, many currently installed computer systems are not capable of distinguishing dates beginning with the year 2000 from dates prior to the year 2000. As a result, computer systems or applications used by many companies in a wide variety of industries may experience operating difficulties unless the systems or applications are modified to process adequately information related to the date change. Significant uncertainty exists in the software and other industries concerning the scope and magnitude of problems associated with the century change. To the extent Year 2000 issues cause significant delay in, or cancellation of decisions to purchase products or product support, due to the reallocation of resources to address Year 2000 issues or otherwise, our business could be materially adversely affected.

  We recognize the need to ensure our operations will not be adversely impacted by Year 2000 issues. We have put into place a comprehensive Year 2000 Risk Management initiative that is adequately funded, staffed and managed. This initiative's scope covers both our information technology (IT) systems and non-IT systems and addresses all areas of the Year 2000 issues as defined by the Information Technology Association of America (ITAA). Our internal inventory audit was completed January 1999 and an independent review of our Year 2000 assessment was completed in the second quarter of 1999. Our final Year 2000 compliance is expected in the third quarter of 1999.

  We have determined that our Internet Data Center equipment is either currently Year 2000 compliant or that a funded replacement/upgrade plan is in place to resolve known issues. Likewise, based on the on-going assessment relative to our current software service offerings, we believe that the current versions of these products are either Year 2000 compliant or will not require substantial effort or cost to make them Year 2000 compliant by the end of the third quarter of 1999. We have reviewed, and continue to review, internal management information and other systems in order to identify and modify those products, services or systems that may not be Year 2000 compliant. We have completed a preliminary review of Cohesive's internal management information and other systems. Based on our assessment to date, we believe that our internal management information and other systems and Cohesive's internal management and information and other systems are either Year 2000 compliant or will not require substantial effort or cost to make them Year 2000 compliant. We do not foresee any issues with internal IT and internal non-IT systems being Year 2000 compliant by the end of the third quarter of 1999. However, we may discover Year 2000 problems during our on-going assessment of Cohesive's internal management information and other systems which we may be unable to remediate by the end of the third quarter of 1999.

  Our Year 2000 initiative also addresses vendor relationships (both IT and non-IT) and their readiness/preparedness relating to Year 2000 issues. IT vendors include software providers, hardware providers, service providers, off the shelf software publishers and IT consultants. Non-IT providers include electric power suppliers, vendors of uninterruptable power supplies and generators, telecommunications service providers, business partners, facilities maintainers and other non-IT service contractors. In the event that third parties cannot provide us with products, services or systems that are Year 2000 compliant on a timely basis, our business could be materially adversely affected. To date, we have not discovered nor do we anticipate any material issues with vendors and service providers. Evaluation of vendor Year 2000 preparedness is an on-going process. As our Year 2000 evaluation does not evaluate our vendors' vendors nor our vendors' customer base viability issues, we will be developing contingency plans to address specific vendor/service provider concerns. Our contingency plan shall be completed by September 30, 1999.

  Many of our customers maintain their Internet operations on servers which may be impacted by Year 2000 complications. The failure of our customers to ensure that their servers are Year 2000 compliant could have a material adverse effect on our customers, which in turn could have a material adverse effect on our business, if our customers are forced to cease or interrupt Internet operations or experience malfunctions related to their equipment.

  We have established procedures for evaluating and managing the risks and costs associated with this problem. Funding and execution for this initiative is within our existing business units and operating budgets and is not viewed as material. Based on our current assessment, we believe the costs, excluding employee personnel time and effort, to resolve Year 2000 issues, other than unanticipated liabilities, should not exceed $500,000. We further estimate that the time and effort required of our personnel to resolve Year 2000 issues will not be material.

  While we believe our Year 2000 initiative to be prudent, properly funded and staffed and well-managed, there can be no assurance that we will identify and remedy all Year 2000 problems in a timely fashion, that any remedial efforts in this regard will not involve significant time and expense, or that these problems will not have a material adverse effect on our business.

Risks Related to Cohesive

  There is no trading market for Cohesive's capital stock and none is expected to develop

  Cohesive is a private company. There is no trading market for any class or series of its capital stock and none is expected to develop. In addition, Cohesive has no obligation to redeem its common stock or its Series C Preferred Stock and, consequently, if the merger or an alternative sale transaction does not occur, the holders of common stock and Series C Preferred Stock are unlikely to realize investment liquidity in the foreseeable future.

  Cohesive is obligated to make significant payments in the near future under the terms of its existing credit facility and its certificate of incorporation. Cohesive does not believe that it will have the funds necessary to satisfy these obligations without additional financing from its principal stockholder and this stockholder's agreement to extend the mandatory redemption date for its preferred stock.

  If requested by the holders of its Series D Preferred Stock, Cohesive will be required to redeem up to 300,000 shares of Series D Preferred Stock in September 1999 for an aggregate redemption price of approximately $3.0 million. Cohesive is required to redeem shares of its Series A Preferred Stock and Series B Preferred Stock in January 2000 for an aggregate redemption price of approximately $11.0 million. In addition, its revolving credit facility matures in December 1999. Upon maturity, Cohesive is required to repay all outstanding indebtedness under this credit facility. As of June 24, 1999, $8.2 million was outstanding under the credit facility. Cohesive does not believe that it has the ability to make these payments from its existing resources and anticipated cash flows. While Cohesive's principal stockholder has agreed to provide it the necessary funds to repay its existing credit line at maturity and to extend the redemption date of the Series A Preferred Stock and Series B Preferred Stock for several months, Cohesive will face significant future payment obligations with respect to its debt and equity securities. Cohesive cannot assure you that its principal stockholder will agree to provide similar funding in the future or to again extend the redemption dates of the Series A Preferred Stock and Series B Preferred Stock. In addition, the financing extended by Cohesive's principal stockholder may result in the issuance of securities having a liquidation preference senior to Cohesive's existing preferred stock or which dilute Cohesive's existing common stockholders or both.

  Cohesive faces significant risks related to its growth strategy

  In the past, Cohesive has expanded its operations primarily through the acquisition of additional businesses. Currently, Cohesive does not have the financial resources to pursue further expansion of its business through acquisitions. If Cohesive cannot obtain acquisition financing in the future, it will be forced to abandon its growth-oriented business strategy. Even if Cohesive is successful in obtaining the funds needed to pursue future acquisitions, it cannot assure you that it will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses without substantial expenses, delays or other operational or financial problems. In addition, Cohesive cannot assure you that acquired businesses will achieve anticipated revenues and earnings. Cohesive's inability to pursue or failure to properly manage its acquisition strategy successfully could have a material adverse effect on its business and operating results.

  Cohesive's success depends upon its ability to attract and retain employees

  Cohesive's business involves the delivery of professional services and is labor intensive. Cohesive's success depends upon its ability to identify, attract, train, motivate and retain highly skilled managers and technical employees. There is a shortage of qualified personnel in the information services market. In particular, qualified technical employees are in great demand and are likely to remain a limited resource for the foreseeable future. As a result, Cohesive and its competitors are in constant competition for the same persons. Cohesive cannot assure you that it will be able to attract and retain sufficient numbers of qualified employees in the future. If a significant number of Cohesive's technical employees, senior managers or key project managers were to leave Cohesive, the turnover could have a material adverse effect on Cohesive's business, operating results and financial condition, including its ability to secure and complete projects for its customers.

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

Furthermore, even if Cohesive is able to retain its current employees, it cannot assure you that it will be able to recruit the talented professionals needed for future growth. In addition, Cohesive may be required to increase its current level of recourses or compensation expense or both in order to attract and retain employees. Any increase in the level of recourses or compensation could have an adverse effect on Cohesive's operating margins.

  Cohesive is currently engaged in a search for a Chief Operating Officer. Cohesive has so far been unable to attract a qualified executive to fill this position. If Cohesive is unable to do so, its failure to hire a Chief Operating Officer could have a material adverse effect on its results of operations and its ability to raise capital in the future. Cohesive cannot assure you that its search will be successful.

  Cohesive relies on its key executives

  As an independent company, Cohesive is highly dependent upon the efforts and abilities of its key executives, particularly Dennis M. Rohan, its founder, President and Chief Executive Officer. Although many Cohesive executives have entered into employment agreements containing noncompetition, nondisclosure and nonsolicitation covenants, these contracts do not guarantee that these key executives will continue their employment with Cohesive. If Cohesive were to lose the services of any of these individuals, it could have a material adverse effect upon its business and operating results.

  Cohesive's lack of long-term contracts with its customers reduces the predictability of its revenues

  Cohesive's customers generally retain it on a project-by-project basis, rather than under long-term contracts. As a result, its revenues may be difficult to predict. Because Cohesive incurs costs based on its expectations of future engagements, its failure to predict its revenues accurately may seriously harm its financial condition and results of operations. Although Cohesive has historically generated significant repeat business from continuing client relationships, it cannot assure you that its current customers will engage it in the future. A decline in business could result from factors unrelated to Cohesive's work product and outside of its control such as the general business or financial condition of the clients. If a client defers, modifies or cancels an engagement or chooses not to retain Cohesive for future work, Cohesive must be able to rapidly redeploy its employees to other projects in order to minimize underutilization of employees and the resulting harm to its results of operations.

  Cohesive's industry is highly competitive

  The information technology services market includes a large number of competitors and is subject to rapid change. Cohesive's primary competitors include participants from a variety of market segments, including:

  .  ""Big Five" accounting firms,

  .  systems consulting and implementation firms,

  .  application software firms,

  .  service groups of computer equipment companies,

  .  facilities management companies,

  .  general management consulting firms, and

  .  programming companies.

  Many of these competitors have longer operating histories, larger client bases and greater financial, technical and marketing resources than Cohesive. Cohesive cannot assure you that it will compete successfully with these existing competitors or with any new competitors.

  Cohesive's success is dependent on its ability to keep pace with the latest technological changes

  Cohesive's future success will depend on its ability to keep pace with continuing changes in information technology, evolving industry standards and changing client preferences. Cohesive cannot assure you that it will be successful in adequately addressing these developments on a timely, cost-effective basis or that, if these developments are addressed, that Cohesive will be successful in the marketplace. In addition, there can be no assurance that products or technologies developed by others will not render Cohesive's services uncompetitive or obsolete. If Cohesive fails to keep pace with these developments, it could have a material adverse effect on its business and operating results.

  Cohesive's principal stockholder has significant influence over the company

  As of June 24, 1999, Welsh, Carson, Anderson & Stowe VI, L.P., a private equity investment partnership ("WCAS VI") beneficially owned approximately 67% of Cohesive common stock and approximately 94% of the issued and outstanding shares of Cohesive Series A Preferred Stock and Series B Preferred Stock. As a result, WCAS VI has a significant influence over the outcome of matters requiring a stockholder vote, including the election of the members of the Cohesive board of directors and the approval of a significant corporation transaction like the merger.

  The Year 2000 problem may adversely affect Cohesive

  Many existing computer systems and software products use only two character fields to identify dates. These programs were designed and developed without consideration for the upcoming Year 2000 date change. Significant uncertainty exists in the computer industry concerning the potential consequences of these computer systems and software products being unable to recognize dates upon the turn of the century. If not corrected, these systems and software are likely to fail in whole or part as a result of the Year 2000 date change. Cohesive believes that the majority of its computer-controlled systems and software will function properly in the Year 2000 and thereafter, but it cannot assure you that they will until these systems are operational in the Year 2000. Cohesive has not undertaken a formal assessment of its internal Year 2000 conformity nor has it adopted a Year 2000 contingency plan. Furthermore, any Year 2000 problems faced by Cohesive's vendors and clients could have a material adverse effect on Cohesive's business as its vendors and clients could face significant business interruptions and financial problems as a result of the Year 2000 issue. Cohesive has not undertaken to conduct a survey of its vendors and clients with respect to their Year 2000 preparedness. In addition, there is a risk that Cohesive's clients will attempt to hold Cohesive liable under statements, representations, warranties and indemnities made by Cohesive to these customers or otherwise with respect to systems serviced by Cohesive. Recently Cohesive has increasingly been requested to provide Year 2000 compliance representations and indemnity to its clients, which could harm financial results in the future.

  Cohesive's recent acquisitions have created financial and other challenges which, if not addressed or resolved, could have an adverse effect on its business

  Cohesive acquired seven businesses during 1997 and 1998. As a result of these acquisitions, Cohesive is experiencing financial, operational and managerial challenges in integrating these acquired companies. Cohesive's management must devote significant time and attention to the integration of technology, accounting and information systems, operations and personnel as a result of these acquisitions, and accordingly, Cohesive's ability to maintain accurate accounting and information systems, service current clients and win new clients may suffer as a result of these challenges. Cohesive could also experience financial or other setbacks if any of the acquired businesses experienced problems in the past of which Cohesive is not yet aware. For example, if an acquired business had dissatisfied customers or had any performance problems, Cohesive's reputation could suffer as a result of its association with that business. In addition, while Cohesive is unaware of any material legal liabilities of the acquired companies, any legal liabilities could have a material adverse effect on Cohesive's business, financial condition and results of operations.

  Cohesive performs some work on a fixed-bid basis. If the costs of these projects exceed Cohesive's expectations, Cohesive may lose money in the performance of these engagements.

  Cohesive generally undertakes projects on a "time and materials" basis; however, it does perform some work under capped-fee arrangements. If Cohesive fails to complete these projects within or below budget, it could lose money. Cost overruns and unprofitable engagements could have a material adverse effect on Cohesive's future business and operating results.

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

                           FORWARD-LOOKING STATEMENTS

  This document contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of these words and similar expressions are intended to identify these forward-looking statements. In particular, statements regarding expected strategic benefits, advantages and other effects of the merger described in "Approval of the Merger and Related Transactions -- Cohesive's Reasons for the Merger," and "-- Exodus' Reasons for the Merger" and elsewhere in this document are forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of many factors, including those described under "Risk Factors."

  We make no representation as to whether any projected or estimated financial information referenced in this document will be attained. Projections or estimates of future performance are necessarily subject to a high degree of uncertainty and may vary materially from actual results. Neither Exodus nor Cohesive undertakes any obligation to release publicly the results of any revision to these forward-looking statements which may be made to reflect events or circumstances arising after the date of this document.

                      WHERE YOU CAN FIND MORE INFORMATION

  Exodus files reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect the documents Exodus files with the SEC and copy them, at prescribed rates, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. You may also read Exodus' filings at the SEC's Web site at http://www.sec.gov.

  The SEC allows Exodus to incorporate by reference into this document information that it files with the SEC. This means that Exodus can disclose important information to you by referring you to those documents. The information Exodus incorporates by reference is considered as part of this document, and later information it files with the SEC will automatically update and supersede this information.

  The following documents that Exodus has filed with the SEC are incorporated by reference into this document:

  .  annual report on Form 10-K for the year ended December 31, 1998;

  .  quarterly report on Form 10-Q for the quarter ended March 31, 1999;

  . current reports on Form 8-K filed on January 29, 1999, February 22, 1999 and March 2, 1999;

  . the description of Exodus common stock on Form 8-A filed on February 13, 1998 and the description of Exodus' preferred stock purchase rights on Form 8-A filed on January 29, 1999; and

  . all other information that Exodus files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this document and prior to the termination of this offering.

  Exodus will provide upon written or oral request, without charge, copies of all documents incorporated by reference, not including exhibits to the documents incorporated by reference unless the exhibits are specifically incorporated into the documents incorporated by reference, to each person to whom a copy of this document is delivered. You should direct requests for copies to:

  Adam W. Wegner
  Secretary
  Exodus Communications, Inc.
  2831 Mission College Boulevard
  Santa Clara, California 95054
  (408) 346-2200

  In order to ensure timely delivery of the documents, you should make your request by July 20, 1999.

  You can find more information about the common stock that is offered by this document if you read Exodus' registration statement on Form S-4 which has been filed with the SEC under the Securities Act of 1933. We will refer to it and any amendments to it as the "registration statement." This document is a part of that registration statement and does not contain all of the information contained in the registration statement and its exhibits and schedules.

  You should rely only on the information contained or specifically incorporated by reference in this document to vote on the merger. We have not authorized anyone to give you any information that is different from what is contained or incorporated by reference in this document.

  This document is dated June 28, 1999. You should not assume that the information contained in this document is accurate as of any date other than June 28, 1999 and neither the delivery of this document to you nor the issuance of the Exodus common stock to you should create an implication that there has been no change in the information.

                          THE COHESIVE SPECIAL MEETING

Date, Time and Place of Meeting

  A special meeting of the stockholders of Cohesive will be held on Tuesday, July 27, 1999, at 8:00 a.m., local time, at Cohesive's corporate headquarters located at 2465 East Bayshore Road, Suite 400, Palo Alto, California 94303.

Purpose of the Special Meeting

  At the Cohesive special meeting, the stockholders of Cohesive will be asked to consider and vote upon a proposal to adopt the merger agreement, to approve the merger and to transact other business as may properly come before the special meeting. The Cohesive board of directors recommends that Cohesive's stockholders vote for the adoption of the merger agreement.

Record Date

  Only holders of record of Cohesive stock on June 24, 1999, the record date for the special meeting, are entitled to notice of and to vote at, the special meeting and any adjournment or adjournments thereof. On the record date, there were issued and outstanding:

  .  13,985,919 shares of Cohesive common stock,

  .  60,570 shares of Cohesive Series A Preferred Stock,

  .  28,800 shares of Cohesive Series B Preferred Stock,

  .  800,000 shares of Cohesive Series C Preferred Stock, and

  .  900,000 shares of Cohesive Series D Preferred Stock.

Voting Rights

  Each holder of Cohesive common stock will be entitled to one vote, in person or by proxy, for each share of Cohesive common stock held in his, her or its name on the books of Cohesive on the record date with respect to any matter submitted to a vote of the Cohesive voting stockholders.

  Each holder of Cohesive Series A Preferred Stock will be entitled to one vote, in person or by proxy, for each share of Cohesive Series A Preferred Stock held in his, her or its name on the books of Cohesive on the record date with respect to any matter submitted to a vote of the holders of Cohesive Series A Preferred Stock.

  Each holder of Cohesive Series B Preferred Stock will be entitled to one vote, in person or by proxy, for each share of Cohesive Series B Preferred Stock held in his, her or its name on the books of Cohesive on the record date with respect to any matter submitted to a vote of the holders of Cohesive Series B Preferred Stock.

  Each holder of Cohesive Series C Preferred Stock and Series D Preferred Stock will be entitled to that number of votes, in person or by proxy, which is equal to the number of shares of Cohesive common stock into which a holder's shares of Cohesive Series C Preferred Stock or Series D Preferred Stock could have been converted on the record date for the special meeting with respect to any matter submitted to a vote of the Cohesive voting stockholders.

Quorum

  The presence, in person or by proxy, of holders of record of:

  . a majority of the issued and outstanding shares of Cohesive common stock, Cohesive Series C Preferred Stock and Cohesive Series D Preferred Stock, counted together on an as-converted to common stock basis, which are entitled to vote at the special meeting, and

  . a majority of the issued and outstanding shares of Cohesive Series A Preferred Stock and Series B Preferred Stock, counted together, which are entitled to vote at the special meeting together constitutes a quorum for action at the special meeting. Abstentions are counted for purposes of determining the presence or absence of a quorum for transaction of business. Abstentions are not counted as votes for or against this proposal.

Required Vote

  The affirmative votes of holders of:

  . a majority of the issued and outstanding shares of Cohesive common stock, Cohesive Series C Preferred Stock and Cohesive Series D Preferred Stock, voting together as a single class on an as-converted to common stock basis, and

  . two-thirds of the issued and outstanding Series A Preferred Stock and Series B Preferred Stock, voting together as a single class are required to approve and adopt the merger agreement and to approve the merger.

  Cohesive officers and directors and their affiliates held approximately 90.4% of the outstanding Cohesive common stock on June 24, 1999, the record date for the special meeting.

  Welsh, Carson, Anderson & Stowe VI, L.P. ("WCAS VI"), Cohesive's principal stockholder, owns approximately 67% of the issued and outstanding shares of Cohesive common stock and approximately 94% of the issued and outstanding shares of Cohesive Series A Preferred Stock and Series B Preferred Stock. WCAS VI has entered into a voting agreement with Exodus. Pursuant to the voting agreement, WCAS VI has agreed to vote its shares of Cohesive Series A Preferred Stock, Series B Preferred Stock and common stock in favor of the merger agreement. The vote of WCAS VI is sufficient under Delaware law and the Cohesive certificate of incorporation and bylaws to adopt the merger agreement.

Solicitation of Proxies

  If the enclosed proxy is signed and returned, it may, nevertheless, be revoked at any time prior to the voting at the pleasure of the stockholder signing it, either by:

  . filing a written notice of revocation received by the person or persons named in the proxy;

  . the stockholder attending the special meeting and voting the shares in person, or

  . delivering another duly executed proxy dated subsequent to the date thereof to the addressee named in the enclosed proxy.

  Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must bring to the meeting a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares.

  Shares represented by duly executed proxies in the accompanying form will be voted in accordance with the instructions indicated on the proxies, and, if no instructions are indicated, will be voted in favor of the merger agreement and at the discretion of the proxy holder on all other business as may properly come before the special meeting.

  The expense of preparing, printing, and mailing this document and the material used in this solicitation of proxies from Cohesive stockholders will be paid by Cohesive.

                APPROVAL OF THE MERGER AND RELATED TRANSACTIONS

  This section contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of many factors, including those described under "Risk Factors." You should not place undue reliance on forward-looking statements in this document, which reflect the analysis of the management of either Exodus or Cohesive only as of the date of this document.

Background of the Merger

  In October 1998, representatives of Exodus initiated discussions with Stephen
R. Bennion, the Chief Financial Officer of Cohesive, and other representatives of Cohesive concerning a possible sales partnership between Exodus and Cohesive. Officers of Cohesive and Exodus held a meeting to discuss a possible sales partnership at Exodus' offices on January 20, 1999. These sales partnership discussions continued through the month of February 1999, when several additional meetings between Exodus and Cohesive took place. Neither an investment by Exodus in Cohesive nor a business combination transaction involving the companies was discussed at any meeting.

  On January 27, 1999, representatives of Welsh, Carson, Anderson & Stowe V, L.P. ("WCAS VI"), Cohesive's largest stockholder, traveled to Cohesive's Palo Alto headquarters and met with Dennis M. Rohan, the President and Chief Executive Officer of Cohesive. At this meeting representatives of WCAS VI and Mr. Rohan discussed the possibility of a proposed business combination between Cohesive and a strategic buyer proposed by the WCAS VI representatives.

  At the January 28, 1999 meeting of the Cohesive board, the Cohesive directors discussed the feasibility of a sale of Cohesive to the strategic buyer proposed by WCAS VI. At this meeting, the board concluded that an exploratory meeting between representatives of Cohesive and this third party should be held. In addition, the board directed Mr. Rohan actively to seek additional capital for Cohesive to facilitate future acquisitions.

  On February 2, 1999, representatives of Cohesive traveled to WCAS VI's New York offices and participated in meetings with representatives of the proposed strategic buyer and WCAS VI.

  On February 11, 1999, Mr. Rohan and representatives of WCAS VI held a meeting with representatives of the strategic buyer proposed by WCAS VI to assess the feasibility of a business combination between the companies. After the meeting it was determined that a sale of Cohesive to the proposed buyer was not likely to be in the best interests of either company and no further discussions were held.

  In accordance with the direction of the Cohesive board, in February and March 1999 Mr. Rohan met with various other strategic and financial groups with a view toward raising the additional capital necessary to allow Cohesive to continue its acquisition strategy in accordance with its existing business plan.

  On March 4, 1999, Mr. Rohan and Mr. Bennion attended a dinner meeting with representatives of Exodus. At this meeting Mr. Rohan proposed that Exodus make a minority equity investment in Cohesive. Representatives of Exodus then initiated discussions concerning Exodus' acquisition of Cohesive.

  On March 10, 1999 representatives of Cohesive and Exodus held a meeting at Exodus' Santa Clara, California offices. At this meeting Cohesive and Exodus each conducted preliminary business due diligence and negotiations concerning a possible transaction.

  On March 11, 1999 Exodus entered into an engagement letter with Donaldson, Lufkin and Jenrette Securities Corporation ("DLJ") pursuant to which DLJ agreed to act as Exodus' exclusive financial advisor in connection with the proposed transaction with Cohesive.

  On March 19, 1999, Cohesive entered into an engagement letter with Credit Suisse First Boston Corporation ("CSFB") pursuant to which Cohesive engaged CSFB as its exclusive financial advisor in connection with the transaction.

  On March 23, 1999, representatives of Cohesive, Exodus, DLJ and CSFB attended a meeting at WCAS VI's New York offices. At this meeting, Exodus proposed to WCAS VI a sale of Cohesive to Exodus in exchange for cash and Exodus common stock. The proposal by Exodus included a total transaction price in the range of $85.0 to $110.0 million.

  On March 25, 1999 a meeting between Exodus and Cohesive and their respective financial advisors was held at Cohesive's Palo Alto, California headquarters. At this meeting Exodus representatives including representatives from DLJ participated in a detailed financial and operational review of Cohesive and its business. At this meeting, Cohesive delivered its 1999 business plan to Exodus. Terms of a possible transaction were not discussed at this meeting.

  From March 29 through April 7, the parties, with the assistance of their respective financial advisors, held various telephonic meetings during which negotiations on key deal terms took place. Key issues resolved during these discussions included the transaction price, the inclusion of a collar mechanism to protect Cohesive stockholders from fluctuations in Exodus' stock price, the duration of the proposed indemnification escrow and the right of Cohesive stockholders to receive a post-merger distribution of an anticipated tax refund. Thereafter, the parties commenced drafting, review and negotiation of definitive documents, which negotiations, along with due diligence investigations, continued through to April 21, 1999, as described below.

  During the week of April 12, representatives of DLJ and Exodus made various due diligence inspections of various Cohesive facilities.

  On April 17, 1999, Exodus and its counsel conducted an extensive due diligence interview with representatives of Cohesive and its counsel and the parties continued to negotiate key price and other terms such as the right of Cohesive common stockholders to receive post-merger distributions related to receivables under contracts with three Louisiana school districts.

  On April 19, 1999 the board of directors of Exodus held a meeting to review and approve the merger agreement.

  On April 21, 1999, the Cohesive board held a telephonic meeting. Each of the directors of Cohesive, other than George Covert, who was unable to attend, participated in this meeting. At this meeting Mr. Rohan gave the board a summary of the proposed transaction and after considerable discussion, the board members in attendance voted unanimously to approve the merger agreement.

  On April 21, 1999, the parties signed the merger agreement and publicly announced the proposed merger. Subsequently, the parties signed an amendment to the merger agreement on May 28, 1999.

Cohesive's Reasons for the Merger

  The board of directors of Cohesive has determined that the terms of the merger are fair to, and in the best interests of, Cohesive and its stockholders. Accordingly, the Cohesive board recommends that you vote for approval of the merger agreement and the merger.

  Cohesive's board consulted with Cohesive's senior management as well as its legal counsel and financial advisors in reaching its decision to approve the merger. Among the factors considered by Cohesive's board in its deliberations were the following:

  . historical information concerning Exodus' and Cohesive's respective financial performance, results of operations, assets, liabilities, operations, technology, management and competitive position, including Exodus' public reports filed with the SEC;

  . Cohesive's management's and Cohesive's financial advisors' view of the financial condition, results of operations, assets, liabilities, businesses and prospects of Exodus and its industry after giving effect to the merger;

  . current market conditions and historical trading information with respect to Exodus common stock;

  .  comparable merger transactions; and

  .  the terms and conditions of the merger agreement taken as a whole.

  In reaching its decision, the Cohesive board identified several potential benefits of the merger including the following:

  . the strategic benefits of the merger, including Cohesive's customer base and the information technology market has been increasingly in need of professional services with Internet-based or Internet-related solution capabilities. Cohesive has actively adapted to these changing needs of our customers and the marketplace. The combination with Exodus' direct focus on the quickly emerging Internet market continues this evolution. Since Exodus is a leading provider of Internet system and network management solutions, it helps ensure that Cohesive's customers and employees stay on the leading edge of the information technology market;

  . the liquidity that the merger provides to the stockholders of Cohesive, a privately-held company, through the receipt of a combination of cash and fully-registered, publicly-traded Exodus common stock. Exodus common stock is listed on the Nasdaq National Market. Based on the closing price of Exodus common stock on April 21, 1999, the last trading day prior to the public announcement of the merger, Exodus had a market capitalization of approximately $3.0 billion. Accordingly, by receiving cash and/or Exodus common stock for their shares of Cohesive stock, Cohesive's stockholders will be afforded liquidity for their existing illiquid investment in Cohesive, a private company;

  . the opportunity to participate in the potential growth of the combined company following the merger;

  . a comparison of price multiples from recent transactions similar to the merger and involving companies in the same industry as Cohesive suggested that the proposed merger consideration was fair and represented a favorable valuation of Cohesive;

  . solving the liquidity issues that Cohesive would face if it continued as an independent company, including its redemption obligations with respect to its outstanding preferred stock, the repayment obligations with respect to its existing senior debt and the difficulty it would face in pursuing its acquisition-oriented business plan; and

  . the expected tax-free treatment to Cohesive and its stockholders with respect to Exodus common stock to be received in the merger.

  The Cohesive board also identified and considered a variety of potential negative factors in its deliberations concerning the merger, including, but not limited to:

  . the risk to Cohesive's stockholders that the value to be received in the merger could decline significantly due to the following variables:

    . the collar placed on the exchange formula which determines the number of shares of Exodus common stock to be received by holders of Cohesive common stock,

    . the various deductions from the cash portion of the merger consideration paid to holders of Cohesive common stock; and

    . the indemnity given by the holders of Cohesive common stock to Exodus and the possibility that the $10.0 million of merger consideration placed in escrow would not be returned to the stockholders;

  . the loss of control over the future operations of Cohesive following the merger;

  . the impact of the loss of Cohesive's status as an independent company on Cohesive's stockholders, optionholders, employees and customers;

  . the risk that the potential strategic benefits sought in the merger might not be realized;

  . the possibility that the merger might not be consummated and the potential adverse effects of the public announcement of the merger on
     Cohesive's:

    .  sales and operating results;

    .  ability to attract and retain key employees; and

    .  overall competitive position;

  . the risk that, despite the efforts of Exodus and Cohesive, key technical and management personnel might not remain employees of Exodus following the closing of the merger; and

  . the transaction costs expected to be incurred in connection with the merger, including the fee payable to Credit Suisse First Boston for its services in connection with the merger, and the other risks described under "Risk Factors" beginning on page 20.

  After due consideration, the Cohesive board concluded that the risks associated with the proposed merger were outweighed by the potential benefits of the merger.

  During the process of evaluating the Exodus offer, the Cohesive's board also considered the provisions of the merger agreement that prohibited solicitation of third-party bids and the acceptance, approval or recommendation of any unsolicited third-party bids. After fully discussing these matters during its deliberations, the Cohesive board determined that the benefits of the Exodus offer justified these conditions and proceeded to approve the merger.

  The foregoing discussion of the information and factors considered by the Cohesive board is not intended to be exhaustive but is believed to include all material factors considered by Cohesive's board. In view of the complexity and wide variety of information and factors, both positive and negative, considered by the Cohesive board, it did not find it practical to quantify, rank or otherwise assign relative or specific weights to the factors considered. In addition, the Cohesive board did not reach any specific conclusion with respect to each of the factors considered, or any aspect of any particular factor, but, rather, conducted an overall analysis of the factors described above, including thorough discussions with Cohesive's management and legal, financial and accounting advisors. In considering the factors described above, individual members of the Cohesive board may have given different weight to different factors. The Cohesive board of directors considered all these factors as a whole and believed the factors supported its determination to approve the merger. After taking into consideration all of the factors set forth above, Cohesive's board concluded that the merger was fair to, and in the best interests of, Cohesive and its stockholders and that Cohesive should proceed with the merger.

  During the time period in which Cohesive was engaged in discussions with Exodus, it did not receive any unsolicited offers regarding a possible business combination with any third parties.

Exodus' Reasons for the Merger

  The Exodus board has determined that the terms of the merger agreement and the transactions contemplated by the merger agreement provide an opportunity that serves the best interests of Exodus, and that Exodus should proceed with the merger at this time. In making this determination, the Exodus board consulted extensively with Exodus' management and reviewed the results of management's due diligence investigation and analysis of Cohesive.

  The following are among the reasons why the Exodus board believes that the merger will benefit Exodus:

  . The acquisition of Cohesive is expected to broaden, deepen and improve the ability to deliver Exodus' managed and professional services offerings, thereby allowing Exodus to better extend the capabilities and optimize the performance of its customers' mission critical Internet sites. Exodus is a leading provider of Internet system and network management solutions for enterprises with Internet operations. Cohesive is a leading technology professional services organization with expertise in business information technology consulting, network systems services, and Internet-based applications development and implementation. Specific areas of Cohesive's expertise include network design, integration, electronic commerce, information technology strategy project management, information technology security, e-mail and messaging, database design and integration, and Internet and intranet application development. Cohesive's expertise in these areas, along with its offices in the San Francisco Bay Area, Chicago, New York, Boston, Gulf Coast and London, are expected to give Exodus a platform and an ability to expand and improve its managed and professional services offerings, particularly those increasingly demanded by enterprise customers.

  . The merger is expected to enhance customer retention and improve Exodus' ability to obtain new customers. Enterprise customers' needs are growing more complex as they migrate mission critical operations to the Internet, so enhanced services, such as those Cohesive will help Exodus to provide, are required for a successful, on going relationship. Specifically, enterprises are increasingly using the Internet for business critical functions, moving commerce transactions to the Internet, connecting these operations to legacy systems and placing Internet operations in multiple locations. Customers involved in such complex activities, and who insist on high levels of support and expertise to ensure continuous, smooth operation of their Internet related operations, are increasingly looking to hosting suppliers such as Exodus to provide both managed Internet data center and networking operations and also professional and managed services. In fact, more customers are demanding professional and managed services as a prerequisite to hiring any web hosting supplier. The merger is expected to address these evolving customer requirements and thus improve Exodus' ability to retain and attract customers.

  . The addition of Cohesive's strong professional services capabilities is expected to give Exodus a competitive advantage by having a high degree of expertise in three complementary areas: server hosting, Internet connectivity and managed and professional services. Customers seeking to outsource these web hosting needs are increasingly seeking companies with expertise in these three areas. Further, value-added services offerings will increase the frequency of customer contacts, thereby improving relations with customers and perhaps improving customer loyalty. Thus Exodus expects the merger will enable Exodus to both better retain existing customers and better compete for new customers and to become a leader not only in the Internet Data Center market but also in the market for complex web hosting services.

  . Exodus expects that there will be significant cross-selling opportunities resulting from the merger which may result in accelerating Exodus' revenue growth. Specifically, there may be opportunities to sell Exodus' web hosting services to Cohesive's customers and to sell Cohesive's managed and professional services to Exodus' customers. Further, there may be an ability to sell specific Cohesive services on a flat fee basis rather than on a per-hour basis. Additional revenue opportunities may arise from Cohesive's strategic alliances with key networking and Internet hardware and software providers.

  . The merger may improve gross margin by increasing the percentage of managed services revenue.

  In the course of its deliberations, the Exodus board, with Exodus management, reviewed and considered a number of other factors relevant to the merger. In particular, the Exodus board considered, among other things:

  . information concerning the parties' respective businesses, prospects, financial performance and condition, operations and present and planned service offerings;

  . the stock price of Exodus at various points in time prior to execution of the merger agreement;

  . the costs expected to be incurred in connection with the merger, in future quarters, including merger-related costs and potential costs or charges to combine operations and costs related to various Cohesive contractual obligations;

  .  prospects for growing revenues after the merger;

  . the belief that the terms of the agreements relating to the merger, including the parties' representations, warranties and covenants, are reasonable;

  . reports from management as to the results of the due diligence investigation of Cohesive and as to the merits, risks and strategic importance of the merger;

  . the terms of the proposed merger and voting agreement regarding restrictions on Cohesive's rights to consider and negotiate other acquisition proposals;

  . the potential benefits expected to be realized after the merger from utilization of managed and professional services capacity.

  The Exodus board also considered a variety of potentially negative factors in deliberating the merits of the proposed merger, including but not limited to:

  .  the uncertainty of Cohesive's future revenues;

  .  potential costs related to various Cohesive indemnity obligations;

  . the potential dilutive effect of the issuance of Exodus stock in the merger;

  . the risk that relationships with customers would be disrupted in implementing the merger and the potential detrimental impact on revenues;

  . the difficulty of managing separate operations at different geographic locations;

  . the risk that key technical personnel of Cohesive might not be retained after the merger;

  . the possibility that some of the benefits sought to be obtained through the merger may not be realized; and

  .  the other risks described under "Risk Factors" above.

  The Exodus board believed that these risks were outweighed by the potential benefits of the merger.

  The foregoing discussion of the information and factors considered by the Exodus board is not intended to be exhaustive but is believed to include all material factors considered by Exodus' board. In view of the complexity and wide variety of information and factors, both positive and negative, considered by the Exodus board, it did not find it practical to quantify, rank or otherwise assign relative or specific weights to the factors considered. In addition, the Exodus board did not reach any specific conclusion with respect to each of the factors considered, or any aspect of any particular factor, but, rather, conducted an overall analysis of the factors described above, including thorough discussions with Exodus' management and legal, financial and accounting advisors. In considering the factors described above, individual members of the Exodus board may have given different weight to different factors. The Exodus board of directors considered all these factors as a whole and believed the factors supported its determination to approve the merger. After taking into consideration all of the factors set forth above, the Exodus board concluded that the merger was in the best interests of Exodus and that Exodus should proceed with the merger.

Material Federal Income Tax Considerations

  The following discussion summarizes the material federal income tax consequences of the merger to holders of Cohesive capital stock under the Internal Revenue Code of 1986, as amended, existing IRS regulations, including final or temporary, and current administrative rulings and court decisions, any and all of which are subject to change, possibly with retroactive effect. The discussion does not deal with all income tax considerations that may be relevant to particular stockholders, such as dealers in securities, foreign persons, stockholders who acquired their shares in connection with previous mergers involving Cohesive or an affiliate of Cohesive, or stockholders who acquired their shares in connection with stock options or stock purchase plans or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of transactions effectuated prior to, during or after the merger, whether or not such transactions are in connection with the merger, including, without limitation, transactions in which shares of Cohesive common stock or preferred stock were or are acquired, or distributions of property to Cohesive stockholders. Furthermore, no foreign, state, local or estate or gift tax considerations are addressed.

  Accordingly, Cohesive stockholders are urged to consult their own tax advisors as to the specific tax consequences, including the applicable federal, state, local and foreign tax consequences, to them of the merger.

  Cohesive Common Stock and Series D Preferred Stock

  For holders of Cohesive common stock, including holders of Cohesive Series D Preferred Stock which will automatically convert into Cohesive common stock prior to the merger, the merger is expected to constitute a "reorganization" within the meaning of Section 368(a) of the Code, with each of Exodus, Marley, and Cohesive qualifying as a "party to a reorganization" under Section 368(b) of the Code, in which case the following federal income tax consequences should apply, subject specifically to the limitations and qualifications referred to above and below:

  . neither Exodus, Marley, nor Cohesive should recognize gain or loss as a result of the merger;

  . no gain or loss will be recognized by holders of Cohesive common stock to the extent they exchange Cohesive common stock solely for Exodus common stock in the merger;

  . the aggregate tax basis of the Exodus common stock received in the merger by a holder of Cohesive common stock will be the same as the aggregate tax basis of the Cohesive common stock surrendered in exchange therefor, decreased by the sum of any cash received and the fair market value of any other non-qualifying property consideration received, then increased by the sum of the amount treated as a dividend, if any, and the amount of gain recognized to the Cohesive common stockholder on such exchange, not including any portion of such gain which was treated as a dividend;

  . the holding period for the Exodus common stock received in the merger by a holder of Cohesive common stock will include the period during which the holder held the Cohesive common stock surrendered in exchange therefor, provided that the Cohesive common stock is held as a capital asset by the Cohesive stockholder at the time of the merger;

  . a holder of Cohesive common stock, including a holder of Cohesive Series D Preferred Stock which will automatically convert into Cohesive common stock prior to the merger, receiving any and all cash or other non-qualifying property consideration in the merger generally will recognize all gain realized upon the exchange of Cohesive common stock to the extent of the cash and the fair market value of the other non-qualifying property consideration received; and

  . cash received by a Cohesive stockholder in lieu of a fractional share of Exodus common stock will be treated as if a fractional share of Exodus common stock had been issued in the merger and then redeemed by Exodus. A Cohesive stockholder receiving cash for a fractional share will generally recognize gain or loss upon the payment equal to the difference between the stockholder's tax basis allocated to the fractional share and the amount of cash received. The gain or loss will be a capital gain or loss if, at the time of the merger, the Cohesive common stock is held as a capital asset by the Cohesive stockholder.

  The parties are not requesting a ruling from the Internal Revenue Service ("IRS") in connection with the merger. A successful IRS challenge to the "reorganization" status of the merger would result in a Cohesive stockholder recognizing gain or loss with respect to his shares of Cohesive common stock surrendered equal to the difference between the stockholder's basis in the shares and the fair market value, as of the effective time of the merger, of the Exodus common stock and all non-qualifying property consideration received in exchange for the Cohesive common stock. In such event, a Cohesive stockholder's aggregate basis in the Exodus common stock so received would equal its fair market value and such stockholder's holding period would begin the day after the merger.

  A successful IRS challenge to the "reorganization" status of the merger would result in the merger of Cohesive into Marley being treated as a taxable sale of assets by Cohesive to Marley. Cohesive would recognize taxable gain or loss equal to the difference between Cohesive's adjusted basis in its assets and the fair market value of the assets. As the surviving corporation, Marley would assume the tax liability of Cohesive resulting from the asset sale by operation of law.

  Cohesive Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock

  The receipt of cash for shares of Cohesive Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock pursuant to the merger agreement will be a taxable event within the reorganization transaction. In general, a holder of Cohesive Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock will recognize gain or loss equal to the difference between the amount of cash and the fair market value of other non-qualifying property consideration received in exchange for their shares of Cohesive Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock and the stockholder's adjusted tax basis in the shares. If the shares constitute capital assets in the hands of the stockholder, the gain or loss will constitute capital gain or loss. The gain or loss will be long-term capital gain or loss, if the shares so exchanged were held by the stockholder for more than twelve months. Under current law, long-term capital gains of individuals are taxed at a maximum rate of 20% for regular federal income tax purposes, with different rates and rules applicable for federal alternative minimum tax purposes. Capital gains that are not long-term capital gains are taxed at ordinary income rates. For example, and without limitation, to the extent cash is received by Cohesive preferred stockholders for accrued and unpaid dividends, those amounts will be treated as ordinary income to the extent of Cohesive's current and accumulated earnings and profits as determined for U.S. federal income tax purposes.

  A stockholder who exchanges shares of Cohesive Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock may be subject to a 31% backup withholding tax unless the stockholder provides its taxpayer identification number, or unless an exemption applies. If backup withholding applies to a stockholder, the exchange agent is required to withhold 31% from payments to the stockholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder upon filing an income tax return.

  Because of the taxable nature of the exchange of Cohesive preferred stock, it is particularly important that Cohesive preferred stockholders consult their own tax advisors as to the specific tax consequences, including the applicable federal, state, local and foreign tax consequences, to them as a result of the merger.

Regulatory Matters

  The merger may be reviewed by the Department of Justice and the Federal Trade Commission to determine whether it complies with applicable antitrust laws. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the merger may not be consummated until Exodus and Cohesive furnish information to the Department of Justice and the Federal Trade Commission and the specified waiting period requirements of the HSR Act have been satisfied. The waiting period under the HSR Act expired on June 11, 1999.

  At any time, the Department of Justice, the Federal Trade Commission, state attorneys general, foreign regulatory agencies or a private person or entity could challenge the merger under the antitrust laws and seek, among other things, to enjoin the merger, to cause Exodus to divest itself of significant assets of Exodus and Cohesive, or to impose conditions on Exodus with respect to the business operations of the combined companies. Based on information available to them, Exodus and Cohesive believe that the merger will not violate federal or state antitrust laws.

  Exodus and Cohesive each conduct operations in foreign countries where regulatory filings may be required as a result of the merger. Exodus and Cohesive will make filings as they determine are necessary or appropriate.

  Exodus and Cohesive are aware of no other material governmental or regulatory approvals required for consummation of the merger, other than compliance with the federal and state securities laws.

Accounting Treatment

  The merger will be accounted for as a purchase transaction for financial accounting purposes in accordance with generally accepted accounting principles. Under this method of accounting, Exodus will allocate the value of the stock, including stock options, and cash it is issuing in the merger to the fair value of the net tangible assets it acquires, with the excess being allocated to goodwill and identifiable intangible assets. The purchase price allocation is subject to revision when Exodus obtains additional information concerning asset valuation. Exodus anticipates that the value it will allocate to goodwill and other intangible assets will be approximately $108.1 million. This amount will be amortized over the next seven to ten years, depending on the particular asset. This amortization will reduce Exodus' earnings during those years.

Appraisal Rights

  You are entitled to appraisal rights under Section 262 of Delaware law ("Section 262") as to shares owned by you. Set forth below is a summary description of Section 262, which is reprinted in its entirety as Appendix B to this document. All references in Section 262 and in this summary to a "stockholder" are to the record holder of the shares. A person having a beneficial interest in shares that are held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect whatever appraisal rights the beneficial owner may have.

  This summary and Appendix B should be reviewed carefully by any holder who wishes to exercise statutory appraisal rights or who wishes to preserve the right to do so because failure to comply strictly with the procedures set forth in this document and in Appendix B will result in the loss of appraisal rights.

  In accordance with Section 262, any stockholder may, before the vote at the special meeting upon the proposal to approve and adopt the merger agreement, demand in writing from Cohesive the appraisal of the fair value of the stockholder's shares. The demand must reasonably inform Cohesive of the identity of the stockholder and that the stockholder intends to demand the appraisal of the stockholder's shares. In order to be entitled to appraisal rights with respect to any shares, a stockholder must:

  .  be the record holder of the shares on the date of the demand;

  .  continuously hold the shares through the effective time of the merger;

  .  properly demand an appraisal as described in this section; and

  . not vote in favor of the proposal to approve and adopt the merger agreement.

  A stockholder who elects to exercise appraisal rights must mail or deliver a written demand to:

  Cohesive Technology Solutions, Inc.
  2465 East Bayshore Road, Suite 400
  Palo Alto, California 94303.
  Attention: Corporate Secretary

  A vote against the merger or a failure to vote for the merger would not by itself constitute sufficient notice of a stockholder's election to exercise appraisal rights.

  Any stockholder, other than a record owner who is acting as a nominee holder for different beneficial owners, seeking to exercise appraisal rights for a portion, but not all, of the stockholder's shares should consult with legal counsel before taking action. Cohesive believes that Delaware law has not clearly addressed the ability of a stockholder to exercise appraisal rights with respect to a portion, but not all, of a stockholder's shares. Should a stockholder, other than a record owner who is acting as a nominee holder for different beneficial owners, seek to exercise appraisal rights with respect to a portion, but not all, of the stockholder's shares, Cohesive presently intends to assert that by doing so the stockholder has waived appraisal rights. Stockholders should be aware that a Delaware court may find that the stockholder has so waived the stockholder's appraisal rights.

  A demand for appraisal must be executed by or for the stockholder of record as the stockholder's name appears on the certificate or certificates representing his or her shares. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian, or custodian, the demand must be executed by the fiduciary. If the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a nominee for others, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the person is the record owner. In this case, the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of the record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights.

  From and after the effective time of the merger, no stockholder who has duly demanded appraisal in compliance with Section 262 will be entitled to vote for any purpose the shares subject to the demand or to receive payment of dividends or other distributions on the shares, except for dividends or distributions payable to stockholders of record at a date prior to the effective time.

  At any time within 60 days after the effective time of the merger, any stockholder shall have the right to withdraw the stockholder's demand for appraisal and to accept the terms offered in the merger agreement; after

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

this period, a stockholder may withdraw the stockholder's demand for appraisal only with the consent of Marley Acquisition, as the surviving corporation.

  Within 120 days after the effective time of the merger, either Marley, as the surviving corporation, or any stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on the petition, the Court of Chancery will determine which stockholders are entitled to appraisal rights and will appraise the shares formerly owned by these stockholders, determining the fair value of their shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining the fair value, the Court of Chancery is to take into account all relevant factors.

  The cost of the appraisal proceeding may be determined by the Court of Chancery and taxed against the parties as the Court of Chancery deems equitable in the circumstances. Upon application of a dissenting stockholder, the Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal.

  If no petition for appraisal is filed with the Court of Chancery within 120 days after the effective time of the merger, stockholders' rights to appraisal shall cease, and all stockholders who had previously demanded appraisal shall thereafter be entitled to receive shares of Exodus common stock and/or cash pursuant to the merger agreement upon valid surrender of the certificates that formerly represented their shares. Since Cohesive has no obligation to file a petition, and has no present intention to do so, any stockholder who desires a petition to be filed is advised to file it on a timely basis.

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

                              TERMS OF THE MERGER

  The following discussion summarizes the material provisions of the merger agreement and the other related agreements and transactions. The following is not, however, a complete statement of all the provisions of the merger agreement and related agreements. Detailed terms and conditions are contained in the merger agreement, a copy of which is attached to this document as Appendix A and is incorporated into this document by reference. For a complete presentation of this information, you are urged to read the more detailed information set forth in the Appendices.

General

  The merger agreement provides for the merger of Cohesive with and into Marley Acquisition. As a result of the merger, the separate existence of Cohesive shall cease to exist. Marley Acquisition will be the surviving corporation of the merger and remain a wholly-owned subsidiary of Exodus. The former holders of common stock of Cohesive will receive cash and become stockholders of Exodus. The former holders of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock of Cohesive will receive cash for their Cohesive shares. Finally, the former holders of Series D Preferred Stock of Cohesive will automatically convert into Cohesive common stock immediately prior to the merger and will receive cash and become stockholders of Exodus.

Effective Time; Closing Date

  The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware, or on another date as the parties to the merger agreement may agree upon. The closing will occur at a date and time agreed upon by Exodus and Cohesive promptly after all conditions to closing have been satisfied or waived. Assuming all conditions to closing are satisfied or waived, it is currently anticipated that the effective time of the merger and the closing will be on or about July 27, 1999.

Merger Consideration

  Conversion of Common Stock

  At the effective time of the merger, each share of Cohesive common stock issued and outstanding immediately prior to the effective time, other than dissenting shares, will be converted into the following:

  .  a fraction of one share of Exodus common stock; and

  .  the right to receive the per share cash consideration.

  The fraction will equal (a) the total number of Exodus shares to be issued in the merger divided by (b) the number of shares of fully-diluted Cohesive common stock.

  The fully-diluted Cohesive common stock equals the number of shares of Cohesive common stock outstanding, plus the number of shares of Cohesive common stock issuable upon exercise of all vested Cohesive options outstanding, plus the number of shares of Cohesive common stock issuable upon conversion of all Cohesive Series D Preferred Stock outstanding.

  The total number of Exodus shares will be $50.0 million divided by the average closing price per share of Exodus common stock for the five trading days before and including the trading day preceding the closing date. However:

  . if the average closing price per share of Exodus common stock is below $50, then Exodus may unilaterally terminate the merger agreement without liability unless Cohesive agrees to fix the total number of Exodus shares at 1,000,000;

  . if the average closing price per share of Exodus common stock is between and including $95 and $102.50, then the total number of Exodus shares will be 526,316; and

  . if the average closing price per share of Exodus common stock exceeds $102.50, then the total number of Exodus shares will equal $53,947,390 divided by the average closing price.

  The per share cash consideration equals the total cash consideration divided by the number of shares of fully-diluted Cohesive common stock. The total cash consideration equals $50.0 million, plus the total amount of the exercise price of vested Cohesive options outstanding at the effective time of the merger, less:

  . all indebtedness of Cohesive for money borrowed and all severance payments agreed to by Cohesive after April 7, 1999, which is estimated to be approximately $8.4 million;

  . all liabilities of Cohesive for earnout payments to third parties, which are estimated to be $5.5 million;

  . all cash payable to Cohesive's preferred stockholders in the merger, as shown below, which are estimated to be $20.0 million; and

  .  all cash paid in the merger for fractional shares.

  However, the number of Exodus shares to be issued in the merger will be increased, and the total cash consideration to be paid to Cohesive common stockholders will be proportionately decreased, if necessary, so that the total fair market value of the Exodus shares is equal to at least 50% of the total fair market value of all consideration paid to Cohesive stockholders in the merger. If the number of Exodus shares and the total cash consideration are adjusted, the adjustment will not affect the total value of merger consideration paid to Cohesive stockholders.

  The amounts listed for each of the foregoing variable payments is based on our current best estimate. If the total of each variable payments turns out to be higher than our estimate, you will receive less cash in the merger.

  Conversion of Preferred Stock

  At the effective time of the merger, Cohesive Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock issued and outstanding immediately prior to the effective time will be canceled and converted into the right to receive the following consideration:

  . for each share of Cohesive Series A Preferred Stock and Series B Preferred Stock, $100 cash plus any accrued and unpaid dividends on each share. On June 24, 1999, accrued and unpaid dividends payable for each share of Series A Preferred Stock were $21.69, and accrued and unpaid dividends payable for each share of Series B Preferred Stock were $14.56; and

  .  for each share of Cohesive Series C Preferred Stock, $5 cash.

  Cohesive Series D Preferred Stock will automatically be converted into Cohesive common stock immediately prior to the merger. At the effective time of the merger, the former holders of Cohesive Series D Preferred Stock will be entitled to receive cash per share equal to the difference between $10 and the total fair market value of Exodus common stock and cash received for each share of their Cohesive common stock as a result of the merger, as calculated pursuant to the merger agreement.

  Assumption of Options

  At the effective time of the merger, Exodus will assume all outstanding options to purchase Cohesive common stock. Each assumed Cohesive option will be converted into an option to purchase shares of Exodus common stock as follows:

  . the number of shares of Exodus common stock subject to each assumed option will equal the number of shares of Cohesive common stock subject to the option multiplied by the sum of (a) the number of

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

     Exodus shares to be exchanged for each share of Cohesive common stock and (b) the quotient obtained by dividing the per share cash consideration by the average closing price per share of Exodus common stock at the effective time;

  . the exercise price per share of Exodus common stock under each assumed option will equal the exercise price per share of Cohesive common stock under the option divided by the sum of (a) the number of Exodus shares to be exchanged for each share of Cohesive common stock and (b) the quotient obtained by dividing the per share cash consideration by the average closing price per share of Exodus common stock at the effective time; and

  . all of the other terms and conditions of each assumed option will remain unchanged in all material respects.

  Fractional Shares

  No fractional shares of Exodus common stock will be issued in the merger. Instead, cash will be paid in the merger for fractional shares. The amount of cash will equal the fraction of a share of Exodus common stock multiplied by the average closing price per share of Exodus common stock.

  Escrow Cash

  Exodus will withhold $10.0 million from the cash consideration which would otherwise be delivered to holders of Cohesive common stock, other than holders of shares issued upon conversion of Cohesive Series D Preferred Stock, as a result of the merger and deposit the sum in escrow. The cash will be held as collateral for the indemnification obligations of Cohesive stockholders under the merger agreement and will be released from escrow according to the terms of the escrow agreement. See "Related Agreements -- Escrow Agreement."

  Dissenting Shares

  Holders of shares of Cohesive common stock and preferred stock who have complied with all requirements for perfecting appraisal rights under Delaware law will be entitled to receive the fair value of their stock as appraised by the Delaware Court of Chancery instead of the merger consideration described above.

Exchange of Certificates and Cash

  As a result of the merger, all shares of Cohesive capital stock outstanding immediately prior to the merger will be converted into the right to receive Exodus common stock and/or cash as set forth above. Consequently, after the effective time of the merger, no further transfers of Cohesive capital stock will be recorded in the stock transfer books of Cohesive. Soon after the effective time, you will be directed to surrender your Cohesive stock certificate to Exodus for cancellation. In the event that your stock certificate has been lost or destroyed, you will have to execute an affidavit of lost certificate and post a bond satisfactory to Exodus as indemnity against any claim that may be made against Exodus with respect to that stock certificate. Promptly after receipt of your Cohesive stock certificate or an affidavit of lost certificate accompanied by a bond, Exodus or its exchange agent will provide a certificate for Exodus common stock to you and/or distribute cash to you, as applicable.

Representations and Warranties

  The merger agreement contains various representations and warranties of Cohesive, including representations and warranties as to:

  . Cohesive's due organization, valid existence and good standing and its corporate power and authority to own and operate its properties and carry on its business;

  . Cohesive's power and authority to enter into and perform under the merger agreement and ancillary agreements;

  .  Cohesive's capitalization and the ownership of Cohesive capital stock;

  . the third party consents required for the merger and the absence of conflict between (a) the merger agreement and ancillary agreements and
     (b) Cohesive's corporate documents and applicable law;

  .  the absence of pending litigation or threatened against Cohesive;

  .  the accuracy of Cohesive's financial statements;

  . Cohesive's timely filing of tax returns and Cohesive's liabilities for taxes;

  . the absence of certain changes with respect to Cohesive since December 31, 1998, the date of Cohesive's audited balance sheet;

  . Cohesive's material contracts and Cohesive's compliance with the terms of these contracts;

  . Cohesive's ownership of intellectual property and the absence of infringement of third party intellectual property rights by Cohesive;

  . Cohesive's compliance with all applicable laws, including employment, health and safety, environmental, export and immigration laws and regulations;

  . Cohesive's complete and accurate disclosure made to Exodus and Cohesive's books and records;

  . the Year 2000 compliance of Cohesive's software, hardware and systems and representations, warranties and indemnities given to customers by Cohesive concerning Year 2000 compliance or other matters;

  .  Cohesive's relationships with its customers;

  . the conformance of the products and services of Cohesive with applicable contractual commitments, warranties, specifications and quality standards; and

  .  the maximum liability of Cohesive under earnout provisions;

  The merger agreement contains representations and warranties of Exodus as to:

  . Exodus' due organization, valid existence and good standing and Exodus' corporate power and authority to own and operate its properties and carry on its business;

  . Exodus' corporate power and authority to enter into and perform under the merger agreement and ancillary agreements;

  . the absence of conflict between (a) the merger agreement and ancillary agreements and (b) the corporate documents of Exodus and agreements and laws applicable to Exodus;

  . the completeness and accuracy of the disclosure package provided by Exodus to Cohesive and compliance of the package with federal securities laws; and

  .  Exodus' capitalization.

Covenants

  Cohesive Covenants

  A complete list of the covenants of Cohesive is set forth in Section 4 of the merger agreement, which is included as Appendix A.

  General Affirmative Covenants

  In the merger agreement, Cohesive has agreed that until the earlier of the effective time of the merger or the termination of the merger agreement, it will:

  . promptly advise Exodus of any material adverse change to its business, financial condition or assets or any litigation pending or threatened against it;

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

  . obtain the government approvals and third party consents necessary for the merger;

  . promptly notify Exodus of any acquisition inquiry, offer or proposal regarding it;

  .  provide Exodus with access to its files, books, records and offices; and

  . terminate all of its employee benefit plans at or prior to the closing, unless Exodus agrees otherwise, and take actions required to ensure that these plans comply with applicable law.

  Conduct of Business

  Cohesive has agreed to conduct its business in the ordinary course during the pre-closing period and will not take a variety of actions that could affect its business without the prior consent of Exodus. For instance, Cohesive will not:

  .  borrow any money, except under existing lines of credit;

  . make any capital expenditure in excess of $50,000 outside the ordinary course or not contemplated in Cohesive's capital expenditure budget or in excess of $100,000 in the ordinary course;

  .  encumber or dispose of any assets except in the ordinary course;

  . purchase or sell any property, except in the ordinary course or as contemplated by Cohesive's capital expenditure budget, or enter into any material contract;

  . implement any new employee benefit plan or increase compensation to, or accelerate or modify options granted to, any officer, employee or consultant except in the ordinary course;

  .  change accounting methods;

  . enter into any noncompetition or exclusivity agreement or amend or terminate any contract to which it is a party, except in the ordinary course;

  . lend money to any person, other than advances for travel and business expenses incurred in the ordinary course;

  . waive or release any material right or claims, except in the ordinary course;

  .  merge or consolidate with any other entity or acquire any other entity;

  . agree to any tax audit or file any federal or state income or franchise tax return;

  . license any of its technology or intellectual property, except in the ordinary course;

  .  terminate any key employee; or

  . defer payment of accounts payable or accelerate collection of accounts receivable outside the ordinary course.

  No Other Negotiations

  During the pre-closing period, Cohesive will not:

  . solicit, facilitate, discuss or encourage any offer, inquiry or proposal from a third party concerning the acquisition of all or a substantial part of Cohesive's business, assets or capital stock; or

  . provide any confidential information to or negotiate with any third party regarding any acquisition offer, inquiry or proposal.

  Cohesive also will not authorize or permit any of its officers, directors, employees, affiliates or agents to undertake any of the prohibited actions listed immediately above.

  Exodus Covenants

  During the pre-closing period, Exodus will:

  . allow Cohesive access to Exodus management and officers and Exodus business and financial information;

  . exercise all reasonable efforts to cause the conditions to closing the merger to be satisfied; and

  . obtain government approvals and third party consents necessary for the merger.

  In addition, Exodus makes the following covenants that apply at or after the effective time of the merger:

  . Exodus will continue to employ all then-active employees of Cohesive, who will be entitled to participate in Exodus employee benefit plans with credit for prior periods of employment with Cohesive; and

  . subject to specified conditions, Exodus will generally indemnify the current and former directors and officers of Cohesive for claims arising prior to the effective time which are asserted after the effective time to the fullest extent that would have permitted under Cohesive's certificate of incorporation and bylaws in effect on April 21, 1999.

Conditions to the Merger

  Conditions to Obligations of Cohesive

  Cohesive's obligation to consummate the merger is subject to the satisfaction of various conditions, any of which may be waived by Cohesive, including:

  . the representations and warranties of Exodus shall be true and correct in all material respects on and as of the closing date and Cohesive shall have received a certificate to that effect from Exodus;

  . Exodus shall have performed and complied in all material respects with all of its covenants on or before the closing and Cohesive shall have received a certificate to that effect from Exodus;

  . the absence of any actual or threatened order, decree or ruling by any court or government agency, or any other fact or circumstance, which would prohibit the merger or make the merger illegal;

  . all permits or authorizations from regulatory authorities required to consummate the merger shall have been obtained at or prior to the closing date;

  . the absence of any litigation or proceeding initiated by a party other than Cohesive or its stockholders which would likely enjoin or prevent the consummation of the merger;

  . Cohesive shall have received a legal opinion from Fenwick & West LLP, counsel to Exodus;

  . Cohesive shall have received an officers' certificate from Exodus regarding certain tax matters;

  . the expiration or early termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act;

  . the approval of the principal terms of the merger agreement by the Cohesive stockholders; and

  . all indebtedness of Cohesive for money borrowed and all severance payments agreed to by Cohesive since April 7, 1999 shall be paid in full in cash at the closing by Exodus.

  Conditions to Obligations of Exodus

  Exodus' obligation to consummate the merger is subject to the satisfaction of various conditions, any of which may be waived by Exodus, including:

  . the representations and warranties of Cohesive shall be true and correct in all material respects on and as of the closing date and Exodus shall have received a certificate to that effect from Cohesive;

  . Cohesive shall have performed and complied in all material respects with all of its covenants on or before the closing and Exodus shall have received a certificate to that effect from Cohesive;

  . the absence of any material adverse change in Cohesive's financial condition, properties, assets, liabilities, business, results of operations or prospects;

  . the absence of any order, decree or ruling by any court or government agency which would prohibit the merger or make the merger illegal;

  . all permits or authorizations from regulatory authorities required to consummate the merger shall have been obtained at or prior to the closing date;

  . Exodus shall have received all consents necessary to continue in full force all material contracts of Cohesive;

  . Exodus shall have received a legal opinion from Reboul, MacMurray, Hewitt, Maynard & Kristol, special counsel to Cohesive;

  . the approval of the principal terms of the merger agreement by the Cohesive stockholders;

  . the absence of any pending or threatened litigation or proceeding which would likely enjoin or prevent the consummation of the merger or could be expected to have a material adverse effect on Cohesive;

  . Exodus shall have received an officers' certificate from Cohesive regarding certain tax matters;

  . the expiration or early termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act; and

  . all indebtedness of Cohesive for money borrowed and all severance payments agreed to by Cohesive after April 7, 1999, and the cash payments to holders of preferred stock under the merger agreement, shall be paid in full in cash at the closing by Exodus, and each payee shall acknowledge payment in full.


Termination

  The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after approval of the merger by the Cohesive stockholders:

  .  by the mutual written consent of Exodus and Cohesive;

  . by either Exodus or Cohesive, if all of the conditions to closing have not been satisfied or waived on or before November 30, 1999, other than as a result of a breach of the merger agreement by the terminating party or any of its affiliates;

  . by either Exodus or Cohesive, if the other party has breached any representation, warranty, covenant or agreement in the merger agreement or if any representation of the other party has failed to remain true, if the breach or failure could be expected to have a material adverse effect on the other party and is not cured by the other party within thirty days;

  . by either Exodus or Cohesive, if there is a final, non-appealable permanent injunction or other court order which would make the merger illegal or otherwise prohibit the consummation of the merger; or

  . by Exodus, if the average closing price per share of Exodus common stock is below $50, unless Cohesive agrees to fix the total number of Exodus shares at 1,000,000.

  Termination of the merger agreement will generally terminate the obligations of the parties to perform their covenants in the merger agreement, except that the parties shall continue to comply with various miscellaneous provisions, including the following:

  . disputes under the merger agreement are to be resolved by binding arbitration;

  . each of the parties will refrain from divulging or using the confidential information of the other party, except as required by the merger agreement; and

  . each party will bear its own expenses in connection with the merger agreement, provided that upon the closing of the merger, Exodus will pay up to $2.0 million of Cohesive's expenses incurred in connection with the merger and Cohesive stockholders will pay any portion of Cohesive's expenses in excess of $2.0 million.

Indemnification

  Survival of Representations, Warranties and Covenants

  All representations, warranties and covenants of Cohesive in the merger agreement will remain in full force and effect after the closing. However, no claim for a violation of the Cohesive representations, warranties and covenants may be made by Exodus unless Exodus gives notice of the claim to the Cohesive stockholders' representative on or prior to the first anniversary of the closing date. Generally, all representations, warranties and covenants of Exodus in the merger agreement will expire at the closing.

  Indemnification by Cohesive Stockholders

  As described above, Exodus will withhold $10.0 million from the cash consideration which would otherwise be delivered to holders of Cohesive common stock as a result of the merger and deposit this sum in escrow to be held as collateral for the indemnification obligations of Cohesive stockholders. Generally, the Cohesive stockholders are obligated to indemnify and hold harmless Exodus and its directors, officers, employees and agents as well as any person who may control Exodus from and against all claims, actions, losses and expenses:

  . arising out of any misrepresentation, breach or default of Cohesive with respect to its representations, warranties or covenants;

  . resulting from any failure of any Cohesive stockholder to have good, valid and marketable title to the Cohesive capital stock held by the stockholder, free and clear of any encumbrance or to have full right, capacity and authority to vote the Cohesive capital stock in favor of the merger;

  . relating to Cohesive's contractual obligations to make earnout payments to third parties or disputes concerning these obligations, to the extent that these claims or losses exceed the estimated amount of earnout obligations already deducted from the $50.0 million total cash consideration in the merger;

  . relating to the failure of Cohesive's systems to be Year 2000 compliant or any liability of Cohesive to customers for representations, warranties or indemnities concerning Year 2000 compliance, except with respect to customer contracts entered into after April 21, 1999 which will not have been fully performed as of the effective time and contain representations, warranties or indemnities concerning Year 2000 compliance approved by Exodus;

  . relating to any liability to Cohesive stockholders or option holders due to the grant, offer or sale of Cohesive stock options to these persons in violation of applicable law; and

  . relating to any claim of a beneficiary of a non-competition agreement made by Cohesive that Exodus would breach that agreement by continuing its current business after the closing or that Cohesive's business or activities pre-closing constituted a breach of that agreement.

  The sole and exclusive remedy of Exodus indemnified parties for the indemnity claims listed above is recovery against the $10.0 million of escrowed cash. Cohesive stockholders shall not be personally liable to the Exodus indemnified parties, other than to the extent of their proportionate interests in the escrowed cash. In addition, the Exodus indemnified parties will not be entitled to recover from the escrowed cash until their total indemnity claims exceed $250,000, at which point they will be entitled to recover the full amount of these claims.

Additional Possible Distributions to Cohesive Stockholders

  Tax Refund

  Cohesive anticipates a federal tax refund of approximately $2,085,000 due to the application of Cohesive net operating losses against income realized in connection with Cohesive's sale of assets to Cisco Systems. Generally, so long as this refund has not been included as an asset on Cohesive's December 31, 1998 balance sheet, Exodus has agreed to pay to Cohesive stockholders an amount equal to any tax refund, which amount will be delivered to the Cohesive stockholders' representative for distribution to the stockholders on a pro rata basis if received. If Exodus receives the refund, it remains entitled to deduct its actual costs incurred as a result of transferring the refund to the Cohesive stockholders.

  Earnout Liability Balance

  At closing, Exodus will withhold from the $50.0 million total cash consideration the estimated maximum amount of earnout liabilities of Cohesive to third parties, which is expected to be approximately $5.5 million. After Exodus determines that all the earnout liabilities and related expenses have been fully paid from escrow, then any remaining balance of the amount originally held in escrow will be delivered to the Cohesive stockholders' representative for distribution to the Cohesive stockholders on a pro rata basis.

  Government Contracts Proceeds

  A subsidiary of Cohesive is a party to contracts with various Louisiana parishes under which the subsidiary is to supply equipment to the parishes. Cohesive estimates that it will have to pay vendors of the equipment approximately $1,876,058. In the event that Cohesive draws on its bank line to pay the vendors prior to closing, Cohesive will in effect increase the amount of indebtedness of Cohesive which will be deducted from the $50.0 million aggregate cash consideration in the merger. In this event, Exodus will, upon collection of all payments from the Louisiana parishes, deliver the payments to the Cohesive stockholders' representative for distribution to the Cohesive stockholders on a pro rata basis. However, Exodus is not obligated to deliver an amount in excess of the amount of the increase in indebtedness incurred by Cohesive to pay its equipment vendors.

Related Agreements

  Escrow Agreement

  Exodus, Cohesive, the Cohesive stockholders' representative and an escrow agent will enter into an escrow agreement which will become effective as of the effective time of the merger. The escrow agreement will set forth the terms and conditions under which the $10.0 million of escrowed cash will be disbursed to satisfy the indemnification obligations of the Cohesive stockholders. The following is a summary of the material terms of the escrow agreement:

  . On the later of the six month anniversary of the effective time of the merger or February 28, 2000, the escrow agent shall release $5.0 million of escrowed cash, less any escrowed cash which is the subject of resolved or pending indemnification claims, to the Cohesive stockholders on a pro rata basis.

  . On the one year anniversary of the effective time of the merger, the escrow agent shall release the remaining escrowed cash, less any escrowed cash which is the subject of resolved or pending indemnification claims, to the Cohesive stockholders on a pro rata basis.

  . An Exodus indemnified party shall deliver notice of any claim for indemnification to both the Cohesive stockholders' representative and the escrow agent. If a claim is brought against the indemnified party by a third party, the representative shall be entitled to assume the defense of the claim. If the representative fails to do so, then the indemnified party may assume the defense of the claim. Neither the indemnified party nor the representative may settle the claim without the consent of the other.

  . Claims for indemnification which are not contested by the Cohesive stockholders' representative shall be paid out of the escrowed cash to the indemnified party. Claims for indemnification which are contested by the representative shall be resolved as follows:

    . contested indemnification claims related to an action brought by third parties will await a final adjudication or settlement of the action; and

    . other contested indemnification claims shall be submitted to binding arbitration.

    . Disputes under the escrow agreement shall be resolved by negotiation, followed by binding arbitration if negotiation is unsuccessful.

  . Ordinary fees and expenses of the escrow agent shall be borne by Exodus. Extraordinary fees and expenses of the escrow agent, including those incurred in connection with disputes over the distribution of the escrowed cash or the validity of a notice of claim, shall be shared equally by Exodus and the Cohesive stockholders.

  Voting Agreement

  Exodus has entered into a voting agreement with Welsh, Carson, Anderson & Stowe VI, L.P. ("WCAS VI"), which controls a majority of the voting power of Cohesive capital stock. Under the terms of the voting agreement, WCAS VI has agreed to a number of restrictions with respect to the Cohesive capital stock it holds during the pre-closing period, including the following:


  . it will generally not transfer any of its Cohesive capital stock or otherwise reduce its risk of ownership of capital stock;

  . it will not deposit any of its Cohesive capital stock in a voting trust or grant a proxy with respect to the capital stock, other than the proxy delivered to Exodus described below; and

  .  it will vote its Cohesive capital stock as follows:

    . in favor of the merger and the approval of the terms of the merger agreement;

    . against any action that would result in a breach of any of Cohesive's representations, warranties or covenants or prevent fulfillment of a condition to closing; and

    . against a variety of corporate actions involving Cohesive, including a merger with or sale of assets to a third party, a registered public offering, a change in the majority of Cohesive's board of directors and a material change in Cohesive's capitalization or corporate structure.

  WCAS VI has delivered an irrevocable proxy to Exodus authorizing Exodus and Adam W. Wegner and Joseph Stockwell, who are officers of Exodus, to vote WCAS VI's Cohesive capital stock in the manner described above.

  WCAS VI has made additional agreements, including that it:

  . will not exercise any appraisal or dissenters' rights it may have in connection with the merger;

  . will waive a variety of stockholder rights such as notice rights and preemptive rights with respect to its Cohesive capital stock which may apply to the merger agreement or the merger; and

  . will not solicit, consider, negotiate or approve any merger of Cohesive with a third party, any sale of Cohesive's assets to a third party or any registered public offering of Cohesive stock.

  WCAS VI has made representations and warranties to Exodus in the voting agreement, including as to its authority to enter into the voting agreement, the absence of conflicts between the voting agreement and other agreements to which it is a party, and its ownership of Cohesive capital stock.

  Employment Agreements and Noncompetition Agreements

  Exodus entered into employment agreements and noncompetition agreements with various individuals employed by Cohesive. For more information, see "Benefits of the Merger to Cohesive Directors and Executive Officers -- Employment Agreements."

      BENEFITS OF THE MERGER TO COHESIVE DIRECTORS AND EXECUTIVE OFFICERS

  When you consider the Cohesive board of directors' recommendation to vote for the merger, you should be aware of interests which some of the Cohesive directors and executive officers have in the merger that are different from your and their interests as Cohesive stockholders. The Cohesive board of directors was aware of these and other interests and considered them before approving and adopting the merger agreement.

Employment Agreements

  Stephen R. Bennion and Paul J. Brady, executive officers of Cohesive, have entered into employment agreements with Exodus. These agreements will take effect on the day the merger is completed. Upon consummation of the merger, under these new employment agreements, Messrs. Bennion and Brady would:

  . serve as Exodus regional general managers for two-year periods with guaranteed base salaries and the potential for performance based bonuses,

  .  receive options to purchase shares of Exodus common stock, and

  . accelerate in the vesting of their unvested Cohesive stock options assumed by Exodus upon the twelve-month anniversary of consummation of the merger.

  James G. Dubos, an executive officer of Cohesive, has entered into a letter agreement with Exodus. Upon consummation of the merger, under the letter agreement, Mr. Dubos would receive a guaranteed base salary and options to purchase shares of Exodus common stock.

  In May 1999, Cohesive entered into a severance agreement with Alan Reed under which Cohesive will pay Mr. Reed $220,000 and accelerate the vesting of Mr. Reed's options to purchase shares of Cohesive common stock. In addition, Cohesive will continue to pay Mr. Reed his current salary, bonus and benefits until the earlier of August 15, 1999 or the date the merger is completed. Mr. Reed previously served Cohesive as one of its regional managers.

Assumption of Outstanding Stock Options

  The directors and executive officers of Cohesive hold options to purchase an aggregate of 440,250 shares of Cohesive common stock. At the effective time of the merger, Exodus will assume all of the outstanding vested and unvested options to purchase Cohesive common stock. Each of these new Exodus options will contain the same material terms and conditions as the existing Cohesive options except that the number of Exodus shares issuable upon exercise of a new option and the exercise price of a new option will be adjusted to reflect:

  . the exchange ratio used to determine the number of shares of Exodus common stock to be issued to holders of Cohesive common stock in the merger; and

  . the amount of cash to be paid to holders of Cohesive common stock in the merger.

Acceleration of Stock Options

  If executive officers or directors of Cohesive elect to exercise any of their vested options prior to the effective time of the merger, those executive officers and directors will receive the merger consideration payable to holders of Cohesive common stock in exchange for the shares issued upon exercise. Pursuant to an existing agreement with Stephen R. Bennion, Cohesive's Chief Financial Officer, the completion of the merger will cause the immediate vesting of 75,000 options to purchase shares of Cohesive common stock. In addition, at the same time that it approved the merger, the Cohesive board of directors accelerated the vesting of options to purchase 50,000 shares of Cohesive common stock held by Dennis M. Rohan, a Cohesive director and its President and Chief Executive Officer.

Redemption of Cohesive Preferred Stock

  Cohesive Series A Preferred Stock

  Welsh, Carson, Anderson & Stowe VI, L.P., WCAS Information Partners, L.P. and nine individuals, including Thomas E. McInerney, a director of Cohesive, who serve as general partners of the sole general partner of one or both of these Delaware limited partnerships, own all of the issued and outstanding shares of Cohesive Series A Preferred Stock. Mr. McInerney and Anthony J. de Nicola, another director of Cohesive, serve as general partners of WCAS VI Partners, L.P., a Delaware limited partnership. WCAS VI Partners, L.P. is the sole general partner of Welsh, Carson, Anderson & Stowe VI, L.P. Mr. McInerney serves as a general partner of WCAS IP Partners, a Delaware limited partnership. WCAS IP Partners is the sole general partner of WCAS Information Partners, L.P. In the merger, all issued and outstanding shares of Cohesive Series A Preferred Stock will be converted into the right to receive a cash payment of $100 per share plus accrued and unpaid dividends. Currently, there are 60,570 shares of Series A Preferred Stock outstanding.

  Cohesive Series B Preferred Stock

  Welsh, Carson, Anderson & Stowe VI, L.P., WCAS Information Partners, L.P. and ten individuals, including Messrs. McInerney and de Nicola, who serve as general partners of the sole general partner of one or both of these Delaware limited partnerships, own all of the issued and outstanding shares of Cohesive Series B Preferred Stock. In the merger, all issued and outstanding shares of Cohesive Series B Preferred Stock will be converted into the right to receive a cash payment of $100 per share plus accrued and unpaid dividends. Currently, there are 28,800 shares of Series B Preferred Stock outstanding.

  Cohesive Series C Preferred Stock

  Cisco Systems, Inc. owns all of the issued and outstanding shares of Cohesive Series C Preferred Stock. Christine Hemrick, a director of Cohesive, is an officer of Cisco Systems, Inc. In the merger, all issued and outstanding shares of Cohesive Series C Preferred Stock will be converted into the right to receive a cash payment of $5 per share plus declared and unpaid dividends. Currently, there are 800,000 shares of Series C Preferred Stock outstanding.

  Cohesive Series D Preferred Stock

  Paul J. Brady, a director of Cohesive, owns 300,000 shares of Cohesive Series D Preferred Stock. In the merger, all issued and outstanding shares of Cohesive Series D Preferred Stock will be converted into the right to receive cash and shares of Exodus common stock with an aggregate value of $10 per share. Currently, there are 900,000 shares of Series D Preferred Stock outstanding.

Indemnification of Directors and Executive Officers

  With some exceptions, Exodus has agreed to indemnify and hold harmless each current and former director and officer of Cohesive against liability arising out of matters existing or occurring after April 21, 1999 and prior to the merger and asserted or claimed after the merger to the fullest extent that Cohesive would have been permitted to indemnify and hold these persons harmless under its certificate of incorporation and bylaws in effect as of April 21, 1999.

                          EXODUS COMMUNICATIONS, INC.
          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

  The following unaudited pro forma combined condensed financial statements are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations for future periods or the results of operations or financial position that actually would have been realized had Exodus and Cohesive been a combined company during the specified periods. The unaudited pro forma combined condensed financial statements, including the related notes, are qualified in their entirety by reference to, and should be read in conjunction with, the historical consolidated financial statements of Exodus and Cohesive, including the related notes, incorporated by reference into this document or included elsewhere in this document.

  The following unaudited pro forma combined condensed financial statements give effect to the proposed merger between Exodus and Cohesive using the purchase method of accounting. The pro forma combined condensed financial statements are based on the respective historical audited and unaudited consolidated financial statements and related notes of Exodus and Cohesive, which are incorporated by reference into this document or included elsewhere in this document. The pro forma adjustments are preliminary and based on management's estimates of the value of the tangible and intangible assets acquired. In addition, management is in the process of assessing and formulating its integration plans, which may include employee separations, employee relocations, and other restructuring actions and has not yet determined the costs, if any, of these plans.

  Based on the timing of the closing of the transaction, the finalization of the integration plans and other factors, the pro forma adjustments may differ materially from those presented in these pro forma financial statements. A change in the pro forma adjustments would result in a reallocation of the purchase price affecting the value assigned to the long-term tangible and intangible assets or, in some circumstances, result in a charge to the statement of operations. The effect of these changes on the statement of operations will depend on the nature and amounts of the assets and liabilities adjusted. See note 1(c) to the pro forma combined condensed financial statements.

  The unaudited pro forma combined condensed balance sheet assumes that the merger took place on March 31, 1999, and combined Exodus' unaudited March 31, 1999 consolidated balance sheet with Cohesive's unaudited March 31, 1999 consolidated balance sheet. The pro forma combined condensed statements of operations assume the merger took place as of January 1, 1998 and combines Exodus' audited consolidated statement of operations for the year ended December 31, 1998 and unaudited consolidated statement of operations for the three months ended March 31, 1999, with Cohesive's audited statement of operations for the year ended December 31, 1998 and unaudited statement of operations for the three months ended March 31, 1999, respectively.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                 March 31, 1999
                                 (In thousands)

                                     Historical             Pro forma
                                 -------------------  ------------------------
                                  Exodus    Cohesive  Adjustments    Combined
                                 ---------  --------  -----------    ---------
ASSETS
Current assets:
 Cash and cash equivalents.....  $ 323,642  $  1,845   $(13,287)(a)
                                                        (42,713)(c)    269,487
 Accounts receivable...........     16,277    10,633                    26,910
 Income taxes receivable.......        --      1,997     (1,997)(b)        --
 Prepaid expenses and other
  current assets...............      6,727       881                     7,608
                                 ---------  --------   --------      ---------
  Total current assets.........    346,646    15,356    (57,997)       304,005
Property and equipment, net....    101,793     2,773                   104,566
Restricted cash equivalents and
 investments...................     36,292       --                     36,292
Goodwill and other intangible
 assets, net...................     23,223    24,263    (24,263)(c)        --
                                                        108,125 (c)    131,348
Other assets...................     18,338       109                    18,447
                                 ---------  --------   --------      ---------
                                 $ 526,292  $ 42,501   $ 25,865      $ 594,658
                                 =========  ========   ========      =========
LIABILITIES AND STOCKHOLDERS'
 EQUITY (DEFICIT)
Current liabilities:
 Current portion of equipment
  loans and line of credit
  facilities...................  $   6,804  $  8,030   $ (7,590)(a)  $   7,244
 Current portion of capital
  lease obligations............      5,950       --                      5,950
 Accounts payable..............     24,504     3,437                    27,941
 Accrued expenses..............      7,623     4,243                    11,866
 Accrued interest payable......      6,949       --                      6,949
 Amounts due under acquisition
  agreements...................        --      5,697     (5,697)(a)        --
                                 ---------  --------   --------      ---------
  Total current liabilities....     51,830    21,407    (13,287)        59,950
                                 ---------  --------   --------      ---------
Equipment loans and line of
 credit facilities, less
 current portion...............     12,864       246                    13,110
Capital lease obligations, less
 current portion...............     12,111       --                     12,111
Convertible subordinated
 notes.........................    250,000       --                    250,000
Senior notes...................    200,000       --                    200,000
                                 ---------  --------   --------      ---------
  Total liabilities............    526,805    21,653    (13,287)       535,171
                                 ---------  --------   --------      ---------
Redeemable preferred stock.....        --     18,586    (18,586)(c)        --
Stockholders' equity (deficit):
 Preferred stock...............        --      4,000     (4,000)(c)        --
 Common stock..................         20       140       (139)(c)         21
 Additional paid-in capital....    119,541     3,425     56,574 (c)    179,540
 Deferred stock compensation...       (891)      --                       (891)
 Accumulated deficit...........   (119,183)   (5,303)    (1,997)(b)        --
                                                          7,300 (c)   (119,183)
                                 ---------  --------   --------      ---------
  Total stockholders' equity
   (deficit)...................       (513)    2,262     57,738         59,487
                                 ---------  --------   --------      ---------
                                 $ 526,292  $ 42,501   $ 25,865      $ 594,658
                                 =========  ========   ========      =========

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                     (in thousands, except per share data)

                                          Year ended December 31, 1998
                                     ------------------------------------------
                                        Historical            Pro forma
                                     ------------------  ----------------------
                                      Exodus   Cohesive  Adjustments   Combined
                                     --------  --------  -----------   --------
Revenues...........................  $ 52,738  $ 41,708    $           $ 94,446
                                     --------  --------                --------
Costs and expenses:
 Cost of revenues..................    61,559    28,324                  89,883
 Marketing and sales...............    28,778     5,672                  34,450
 General and administrative........    15,723    10,219                  25,942
 Product development...............     3,221       --                    3,221
 Amortization of goodwill and other
  intangible assets................       142     6,734     (6,734)(d)
                                                            10,813 (d)   10,955
 Acquisition-related charges.......       --      4,463                   4,463
                                     --------  --------    -------     --------
  Total costs and expenses.........   109,423    55,412      4,079      168,914
                                     --------  --------    -------     --------
  Operating loss...................   (56,685)  (13,704)    (4,079)     (74,468)
Interest income (expense), net.....    (9,757)      352     (2,800)(e)  (12,205)
                                     --------  --------    -------     --------
  Loss from continuing operations
   before taxes....................   (66,442)  (13,352)    (6,879)     (86,673)
Income tax benefit.................       --      2,555                   2,555
                                     --------  --------    -------     --------
  Loss from continuing operations..   (66,442)  (10,797)    (6,879)     (84,118)
Cumulative dividends and accretion
 on redeemable preferred stock.....    (2,014)     (800)       800 (f)   (2,014)
                                     --------  --------    -------     --------
  Loss from continuing operations
   attributable to common
   stockholders....................  $(68,456) $(11,597)   $(6,079)    $(86,132)
                                     ========  ========    =======     ========
Basic and diluted loss per share
 from continuing operations........  $  (2.19)                         $  (2.69)
                                     ========                          ========
Shares used to compute basic and
 diluted loss per share from
 continuing operations.............    31,286                  743 (g)   32,029
                                     ========              =======     ========
                                       Three months ended March 31, 1999
                                     ------------------------------------------
                                        Historical            Pro forma
                                     ------------------  ----------------------
                                      Exodus   Cohesive  Adjustments   Combined
                                     --------  --------  -----------   --------
Revenues...........................  $ 30,087  $ 11,715                $ 41,802
Costs and expenses:................
 Cost of revenues..................    28,110     8,268                  36,378
 Marketing and sales...............    10,264     1,329                  11,593
 General and administrative........     6,442     1,922                   8,364
 Product development...............     1,285       --                    1,285
 Amortization of goodwill and other
  intangible assets................       613     2,191    $(2,191)(d)
                                                             2,703 (d)    3,316
                                     --------  --------    -------     --------
  Total costs and expenses.........    46,714    13,710        512       60,936
                                     --------  --------    -------     --------
  Operating loss...................   (16,627)   (1,995)      (512)     (19,134)
Interest expense, net..............    (5,537)     (241)      (700)(e)   (6,478)
                                     --------  --------    -------     --------
  Loss from continuing operations..   (22,164)   (2,236)    (1,212)     (25,612)
Cumulative dividends and accretion
 on redeemable preferred stock.....       --       (312)       312 (f)       --
                                     --------  --------    -------     --------
  Loss from continuing operations
   attributable to common
   stockholders....................  $(22,164) $ (2,548)   $  (900)    $(25,612)
                                     ========  ========    =======     ========
Basic and diluted net loss per
 share from continuing operations..  $  (0.55)                         $  (0.62)
                                     ========                          ========
Shares used to compute basic and
 diluted net loss per share from
 continuing operations.............    40,526                  743 (g)   41,269
                                     ========              =======     ========

     NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

(1) Unaudited Pro Forma Combined Condensed Balance Sheet

  On April 21, 1999, Exodus entered into a merger agreement under which all of the outstanding capital stock of Cohesive is to be exchanged for approximately $100.0 million in cash and common stock of Exodus. In addition, Exodus will assume all outstanding options to purchase common stock of Cohesive. The actual number of Exodus shares to be issued will depend upon the average closing price per share of Exodus common stock for the five trading days before and including the trading day before the closing date.

  The pro forma combined condensed balance sheet as of March 31, 1999, gives effect to the merger as if it had occurred on March 31, 1999.

  The following adjustments have been reflected in the unaudited pro forma combined condensed balance sheet:

(a) To allocate a portion of the cash consideration to the payment of indebtedness and amounts due under acquisition agreements of Cohesive pursuant to the merger agreement.

(b) To exclude income tax receivable by Cohesive from the net assets acquired pursuant to the merger agreement.

(c) To record cash paid and common stock and options issued to common and preferred stockholders of Cohesive, and record applicable purchase accounting entries.

   Under purchase accounting, the total purchase price will be allocated to Cohesive's assets and liabilities based on their relative fair values. Allocations are subject to valuations as of the date of the consummation of the merger. The amounts and components of the estimated purchase price along with the preliminary allocation of the estimated purchase price to assets purchased are as follows (in thousands):

   Cash..............................................................  $ 51,000
   Common stock......................................................    50,000
   Fair value of Cohesive stock options assumed......................    10,000
   Estimated transaction costs.......................................     5,000
                                                                       --------
    Total purchase price.............................................  $116,000
                                                                       ========
   Book value of net tangible assets of Cohesive after adjustment (a)
    and (b) above....................................................  $  7,875
   Goodwill and other intangible assets..............................   108,125
                                                                       --------
    Net assets acquired..............................................  $116,000
                                                                       ========

  The actual allocation of the purchase price will depend upon the composition of Cohesive's net assets on the closing date and Exodus' evaluation of the fair value of the net assets as of the date indicated. Consequently, the actual allocation of the purchase price could differ from that presented above.

(2) Unaudited Pro Forma Combined Condensed Statements of Operations

  The pro forma combined condensed statements of operations give effect to the merger as if it had occurred at the beginning of the period presented.

  The following adjustments have been reflected in the unaudited pro forma combined condensed statements of operations:

(d) Adjustment to remove the amortization of historical goodwill and other intangible assets previously recorded by Cohesive and to record the amortization of goodwill and intangible assets resulting from the allocation of the Cohesive purchase price. The pro forma adjustment assumes goodwill and other intangible assets will be amortized on a straight-line basis over an estimated life of 10 years. The ultimate lives assigned will be determined at the date of acquisition based on the facts and circumstances existing at that date.

(e) To eliminate interest income earned by Exodus on cash paid at the date of the merger.

(f) To remove Cohesive's historical cumulative dividends and accretion on redeemable preferred stock which are settled in cash at the date of the merger.

(g) To reflect the estimated shares to be issued as consideration for the merger based on the closing price of Exodus common stock of $67.25 per share.

                              BUSINESS OF COHESIVE

Overview

  Cohesive is a leading professional services company with an advanced technology focus and in-depth expertise in computer network design, implementation and support, web and application development, e-mail and messaging, e-commerce, Internet and intranet development, information technology security and strategy, system integration, and project management. Cohesive's mission is to assist its clients in solving their business challenges by employing advanced information technologies. Cohesive offers a variety of services including network design and development, web and application development and information technology strategy and project management.

  While Cohesive typically provides services on a project basis, it endeavors to build long-term partnerships with its clients. Cohesive believes that the continuing nature of its customer relationships adds significant value to the businesses it services. Cohesive has major customers across the United States, as well as numerous small and mid-size clients. Some of these client relationships have existed for five years or more. Cohesive has offices in Boston, New York, Chicago, the San Francisco Bay Area, the Gulf Coast region (Louisiana) and London. As of April 30, 1999, Cohesive employs approximately 348 people including approximately 257 technical professionals or managers.

Cohesive's Services and Core Competencies

  The market for Cohesive's services is driven by the growing reliance on Internet and intranet applications by both business and government users, coupled with the growth of e-commerce. Specific application areas include e-mail and messaging, e-commerce for business sales and client support, e-commerce for retail and wholesale applications, and complex integration of legacy systems with intranets.

  Cohesive services its clients' needs through a coordinated and consistent set of service offerings composed of:

  .  business consulting,

  .  networking, and

  .  web and application development.

  Business Consulting

  Cohesive's business consulting practice works closely with its clients to understand their particular business needs and to develop appropriate technology plans to meet those needs. Cohesive employs methodologies which subdivide projects into distinct but interrelated phases. These phases follow the lifecycle of the technical project from initial concept to final support of a working system. The business consulting group generally provides overall project management and may serve as Cohesive's client liaison.

  Networking

  Cohesive has substantial expertise in infrastructure network development and support. Approximately 60% of its technical professionals specialize in this area and have core competencies in network design, implementation, operations, security and optimization. Cohesive has substantial expertise in wide area networking with special competencies in the intranet, ATM, frame relay, routing, network security, transport protocols (TCP/IP, SNA and IPX,) and network operating systems (Cisco, IOS). Cohesive's networking competencies include implementing and supporting local area networks, data bases (Microsoft SQL, Sybase, Oracle, DB2) and computer operating systems (including, Unix, MicroSoft NT, Novell, OS/2, MicroSoft MS-DOS).

  Web Application and Development

  Cohesive's application and web systems group designs and develops complex web sites, databases and application software for its clients. This group includes approximately 30% of Cohesive's professional staff. In designing and developing systems for its clients Cohesive employs a proven methodology consisting of:

  .  assessing requirements and planning,

  .  design,

  .  solution prototyping,

  .  implementation, and

  .  turnover, service and support.

  Cohesive's specific technical skills include knowledge of programming languages such as Java, Java Script, HTML, C, C++, and the design and development of relational databases.

Sales and Marketing

  Sales

  Cohesive is organized on a regional basis with major offices in Boston, New York, Chicago, the San Francisco Bay Area, and the Gulf Coast. In each region Cohesive has a direct sales force focused on regional customers. Large sales to clients with multi-regional offices are coordinated by Cohesive's national corporate management. In addition to its direct sales force, its professional technical staff participates actively in overall sales activities.

  Marketing

  Cohesive develops and performs its marketing communication, service product marketing and customer relation functions at both the regional and national level. Public relations and website development and management are national corporate activities. Cohesive delivers focused seminars, selected trade shows and advertisements at the regional level. Cohesive works actively with product and service companies such as Cisco, Microsoft, Lucent Technologies and others in providing services and solutions to its clients. From time to time, Cohesive offers joint seminars with product and service companies.

Customers

  Cohesive targets large and mid-size companies and selected vertical markets. The following is a representative sample of industries in which Cohesive has had customers over the last five years:

  .  financial services,

  .  electronic commerce,

  .  high technology,

  .  education and government,

  .  publishing, and

  .  real estate

  Cohesive's client projects vary in scope and depth of technical knowledge required. Typically Cohesive contracts with its clients on a "time and materials" basis. No one client contributed more than 10% of Cohesive's total revenues in fiscal 1998.

Employees

  As of April 30, 1999, Cohesive employed 348 people, including 257 technical professionals and managers.

Competition

  Cohesive is progressively moving into larger projects and larger accounts, with the vertical market being the fastest growing segment of its business. The four primary types of competitors in Cohesive's markets are:

  . large information technology consultants, such as the consulting divisions of the "Big 5" accounting firms, Cambridge Technologies, Sapient and Whitman-Hart,

  .  systems integrators, such as EDS, IBM Global Services and CSC,

  .  Internet-related consultants, such as US WEB, Proxicom, and

  .  networking specialists, such as INS and Sprint Paranet.

  Cohesive also competes with local value added resellers and consultants.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF THEFINANCIAL CONDITION AND RESULTS OF
                             OPERATIONS OF COHESIVE

  The following is a discussion by Cohesive's management of its financial condition and results of operations. This discussion should be read in conjunction with Cohesive's consolidated financial statements and related notes which are included in this document. This discussion contains forward-looking statements that involve risks and uncertainties. Cohesive's actual results may be significantly different than those suggested by these forward-looking statements. The factors that may cause differences include those described under "Risk Factors--Risks Related to Cohesive" beginning on page 32.

Overview

  We are a leading professional services company with an advanced technology focus and in-depth expertise in computer network design, implementation and support, web and application development, e-mail and messaging, e-commerce, Internet and intranet development, information technology security and strategy, system integration, and project management. Our mission is to assist our clients in solving their business challenges by employing advanced information technologies. We offer a variety of services including network design and development, web and application development and information technology strategy and project management.

  We derive our revenues primarily from fees paid for professional services provided to our customers and amounts paid by customers to purchase products we procured from third party suppliers. Professional service revenues are recognized as our services are performed. Product revenues are recognized when the products are delivered to the customers.

  Since inception, a significant portion of our growth has resulted from our acquisition of professional service companies. During the three-year period ended December 31, 1998, we made a total of eight acquisitions. Each of the acquisitions has been accounted for under the purchase method of accounting. The excess of the purchase price over net identifiable tangible assets for each acquisition has been allocated to identifiable and unidentifiable intangibles and amortized over the estimated periods of benefit, ranging from two to seven years. Our financial results reflect the results of operations of the acquired companies from their respective dates of acquisition.

  In connection with our acquisitions, we have recognized acquisition-related charges in 1998, 1997 and 1996. Acquisition-related charges consist of signing and retention bonuses, cash earnouts contingent upon continued employment and reorganization expenses. Our reorganization expenses consist primarily of severance and relocation costs.

  We also divested two significant entities during 1997. In July 1997, we sold a portion of our software development group to an unrelated third party for $40.0 million, and recorded a $38.0 million gain related to this sale. In November 1997, we sold our Internet services division to an unrelated third party for $6.0 million. We recorded gains of $0.9 million and $3.9 million during 1998 and 1997, respectively, related to this sale. The operating results of the Internet services division have been segregated from continuing operations and reported as discontinued operations in our consolidated statement of operations.

  If requested by the holders of our Series D Preferred Stock, we will be required to redeem up to 300,000 shares of Series D Preferred Stock in September 1999 for an aggregate redemption price of approximately $3.0 million. We are also required to redeem shares of our Series A Preferred Stock and Series B Preferred Stock in January 2000. In addition, our revolving credit facility matures in December 1999. Upon maturity, we are required to repay all outstanding indebtedness under this line of credit. We do not believe that we have the ability to make these payments from our existing resources and anticipated cash flows. Our principal stockholder has agreed to provide us the necessary funds to repay our existing credit line at maturity and to extend the redemption date of the Series A Preferred Stock and Series B Preferred Stock.

Results of Operations

  The following table presents selected consolidated statement of operations data as a percentage of revenues for the years ended December 31, 1996, 1997 and 1998 and the three-month periods ended March 31, 1998 and 1999. This information has been taken from, and should be read together with, our consolidated financial statements and related notes which are included elsewhere in this document.

                                                  Percentage of revenues
                                                 ----------------------------
                                                                     Three
                                                                    Months
                                                   Year Ended        Ended
                                                  December 31,     March 31,
                                                 ----------------  ----------
                                                 1996  1997  1998  1998  1999
                                                 ----  ----  ----  ----  ----
Revenues:
 Service revenues...............................  27%   41%   63%   59%   76%
 Product revenues...............................  73%   59%   37%   41%   24%
                                                 ----  ----  ----  ----  ----
  Total revenues................................ 100%  100%  100%  100%  100%
                                                 ----  ----  ----  ----  ----
Costs of Revenues:..............................
 Costs of service revenues......................  18%   27%   37%   30%   51%
 Costs of product revenues......................  52%   47%   31%   37%   20%
                                                 ----  ----  ----  ----  ----
  Total cost of revenues........................  70%   74%   68%   67%   71%
                                                 ----  ----  ----  ----  ----
Gross profit....................................  30%   26%   32%   33%   29%
                                                 ----  ----  ----  ----  ----
Operating Expenses:.............................
 Sales and marketing............................  18%   25%   14%   16%   11%
 General and administrative.....................  33%   32%   24%   25%   16%
 Research and development.......................   4%    6%   --    --    --
 Amortization of intangibles....................   7%    8%   16%   15%   19%
 Acquisition-related charges....................   8%    9%   11%   21%   --
                                                 ----  ----  ----  ----  ----
  Total operating expenses......................  70%   80%   65%   77%   46%
                                                 ----  ----  ----  ----  ----
Operating loss.................................. (40%) (54%) (33%) (44%) (17%)
                                                 ----  ----  ----  ----  ----
Other income (expense):.........................
 Gain on divestiture............................  --   186%   --    --    --
 Interest income (expense), net.................   1%    2%    1%    3%   (2%)
                                                 ----  ----  ----  ----  ----
  Total other income............................   1%  188%    1%    3%   (2%)
Income (loss) from continuing operations before
 income taxes................................... (39%) 134%  (32%) (41%) (19%)
Provision for (benefit from) income taxes.......  --    56%   (6%)  (5%)  --
                                                 ----  ----  ----  ----  ----
Income (loss) from continuing operations........ (39%)  78%  (26%) (36%) (19%)
                                                 ====  ====  ====  ====  ====

Comparison of the Three Months ended March 31, 1998 and 1999

  Revenues

  Our revenues consist of fees paid for professional information technology ("IT") consulting services and amounts paid by customers to purchase products manufactured by third party vendors. Service revenues increased 76% from $5.1 million in the first quarter of 1998 to $8.9 million in the first quarter of 1999. The increase is primarily attributable to additional revenues provided by companies acquired during 1998, and to additional customers and increased billing rates. Service revenues are recognized as the related services are rendered.

  We sell hardware and software products to customers in conjunction with professional services. Product revenues have not increased as rapidly as service revenues due to the fact that the IT services companies that we acquired in 1998 do not resell products in conjunction with their service offerings. Product revenues decreased 21% from $3.5 million in the first quarter of 1998 to $2.8 million in the first quarter of 1999. The decrease in product revenues is associated with a change in our business strategy during the second half of 1998 to emphasize services rather than product sales. Product revenues are recognized when the products are delivered to the customers.

  Cost of Revenues

  Cost of revenues is comprised of the costs of service revenues and product revenues. Cost of service revenues includes professional staff wages and benefits, training programs, recruiting charges and other costs related to professional staff. Cost of product revenues consists of the cost to purchase third party products.

  Cost of service revenues increased 124% from $2.6 million in the first quarter of 1998 to $5.9 million in the first quarter of 1999. As a percentage of service revenues, costs of service revenues increased from 52% in the first quarter of 1998 to 66% in the first quarter of 1999. Cost of service revenues increased in absolute dollars primarily as a result of increased headcount. Cost of service revenues increased as a percentage of service revenues due to the acquisition of practices that have a slightly lower ratio of billing rates compared to professional staff wages.

  Cost of product revenues decreased 25% from $3.2 million in the first quarter of 1998 to $2.4 million in the first quarter of 1999. As a percentage of product revenues, costs of product revenues decreased from 90% in the first quarter of 1998 to 86% in the first quarter of 1999. Cost of product revenues decreased in absolute dollars due to the decrease in product revenues. Cost of product revenues decreased as a percentage of product revenues due to our achieving maximum gross margins for any product sales. Subsequent to the divestiture of our software development group in July 1997, our product sales are primarily resales of third party products with a higher cost as a percentage of revenues. We resell products to accommodate customers and facilitate the sale of consulting services by providing turnkey solutions.

  Sales and Marketing

  Sales and marketing expenses primarily include salaries, commissions and benefits for marketing and sales personnel and public-relations related expenses. Sales and marketing expenses decreased 2% from $1.4 million in the first quarter of 1998 to $1.3 million in the first quarter of 1999. As a percentage of total revenues, sales and marketing expenses decreased from 16% in the first quarter of 1998 to 11% in the first quarter of 1999. The decrease in absolute dollars and as a percentage of revenue is due to one-time costs in the first quarter of 1998 associated with the change of our corporate name.

  General and Administrative

  General and administrative expenses primarily consist of salaries and benefits for our finance, administrative and executive personnel, plus fees paid for outside professional services. General and administrative expenses decreased 7% from $2.1 million in the first quarter of 1998 to $1.9 million in the first quarter of 1999. General and administrative expenses as a percentage of total revenues decreased from 25% in the first quarter of 1998 to 16% in the first quarter of 1999. General and administrative expenses fell as a percentage of total revenues due to economies of scale achieved with our growth.

  Amortization of Intangibles

  Amortization of intangibles represents amortization of identifiable intangible assets and goodwill resulting from various acquisitions of IT services companies. Amortization of intangibles increased 68% from $1.3 million in the first quarter of 1998 to $2.2 million in the first quarter of 1999. The increase is related to significant acquisitions made during 1998.

  Acquisition-Related Charges

  Acquisition-related charges consist of signing and retention bonuses, cash earnouts contingent upon continued employment and reorganization expenses, consisting primarily of severance and relocation costs. Acquisition-related charges were $1.8 million in the first quarter of 1998 and were related to cash earnouts that were contingent upon continued employment. All earnout programs were concluded during 1998 and there were no new acquisitions in the first quarter of 1999.

  Interest Income (Expense), Net

  Interest income (expense), net decreased $0.5 million from income of $0.3 million in the first quarter of 1998 to expense of $0.2 million in the first quarter of 1999. The decrease relates to the decrease in our cash balances from the first quarter of 1998 to the first quarter of 1999. During the first quarter of 1998, we had interest income on cash received from the business divestitures. During the first quarter of 1999, we incurred interest expense due to borrowings against our line of credit.

  Income Taxes

  Our provision for income taxes decreased from a benefit of $0.4 million in the first quarter of 1998 to zero in the first quarter of 1999. The decreased benefit is associated with a lower expected taxable loss in 1999 compared to 1998.

  Income (Loss) From Continuing Operations

  Our loss from continuing operations decreased $0.9 million from $3.1 million in the first quarter of 1998 to $2.2 million in the first quarter of 1999. The improvement in our loss is attributable to the factors discussed above.

Comparison of Years ended December 31, 1997 and 1998

  Revenues

  In 1997, revenue also included revenue from the sale of network security software developed by our software development group. This product line was sold to Cisco Systems in July 1997.

  Service revenues increased 211% from $8.5 million in 1997 to $26.3 million in 1998. This increase is attributable primarily to incremental revenues provided by IT services companies acquired during the second half of 1997 and 1998, combined with internal growth from new customers and increased billing rates.

  Product revenues increased 29% from $12.0 million in 1997 to $15.4 million in 1998. This increase is associated with the increase in related service revenues. Entities acquired in 1997 that resell products have a full year of product revenues in 1998 as compared to 1997 where product revenues of the acquired entities are included only from the date of acquisition.

  Cost of Revenues

  Cost of service revenues increased 179% from $5.5 million in 1997 to $15.3 million in 1998. As a percentage of service revenues, costs of service revenues decreased from 65% in 1997 to 58% in 1998. Cost of service revenues increased in absolute dollars primarily as a result of increased headcount from both acquisitions of companies and internal growth. Cost of service revenues decreased as a percentage of service revenues due to Cohesive's emphasis on providing higher value services to its customers.

  Cost of product revenues increased 36% from $9.6 million in 1997 to $13.0 million in 1998 due to increased product revenues. As a percentage of product revenues, costs of product revenues increased from 80% in 1997 to 85% in 1998. Cost of product revenues increased as a percentage of product revenues due primarily to the mix of products sold.

  Sales and Marketing

  Sales and marketing expenses increased 11% from $5.1 million in 1997 to $5.7 million in 1998. As a percentage of total revenues, sales and marketing expenses decreased from 25% in 1997 to 14% in 1998. The increase in absolute dollars is primarily attributable to increased sales commissions associated with increased revenues. The decrease as a percentage of total revenues is associated with the elimination of marketing costs associated with the software development group, which had relatively lower revenues, that was sold during July 1997.

  General and Administrative

  General and administrative expenses increased 57% from $6.5 million in 1997 to $10.2 million in 1998. This increase is attributable to additional finance and administrative personnel that were part of practices acquired in late 1997 and 1998. As a percentage of revenues, general and administrative expenses decreased from 32% in 1997 to 24% in 1998. The decrease as a percentage of revenue is due to the economies of scale achieved through acquisitions and revenues growing faster than general and administrative expenses.

  Research and Development

  Research and development expenses relate to salaries and benefits of internal research and development personnel. Research and development expenses decreased in absolute dollars from $1.3 million in 1997 to zero in 1998. Research and development expense in 1997 was comprised primarily of salaries and benefits of our software development group personnel exploring remote monitoring technologies. As previously stated, the software development group was sold in 1997.

  Amortization of Intangibles

  Amortization of intangibles increased 325% from $1.6 million in 1997 to $6.7 million in 1998. The increase is related to significant acquisitions in 1997 and 1998.

  Acquisition-Related Charges

  Acquisition-related charges increased 133% from $1.9 million in 1997 to $4.5 million in 1998. Expenses associated with signing and retention bonuses increased by $1.3 million from $.5 million in 1997 to $1.8 million in 1998. Cash earnouts contingent upon continued employment increased by $0.3 million from $1.4 million in 1997 to $1.7 million in 1998. Reorganization expenses were zero in 1997 and $0.9 million in 1998. The increase in acquisition-related charges in 1998 over 1997 relates to the specific terms of Cohesive's 1998 acquisitions.

  Gain on Divestiture

  On July 25, 1997, Cohesive's network security software product line was sold to Cisco Systems for $40 million. The $38.0 million gain on divestiture recognized in 1997 relates entirely to this sale.

  Interest Income (Expense), Net

  Interest income (expense), net decreased $0.2 million from $0.6 million in 1997 to $0.4 million in 1998. This decrease resulted primarily from less interest income in 1998 as less cash and short-term investments were available as compared to 1997.

  Income Taxes

  Income taxes decreased $14.1 million from a $11.5 million expense in 1997 to a $2.6 million benefit in 1998. The 1997 tax expense relates primarily to the gain on divestiture of the network security product line in 1997. The tax benefit in 1998 relates to the carry back of 1998 losses against the income tax paid in 1997.

  Income (Loss) from Continuing Operations

  Our income (loss) from continuing operations decreased from an income of $16.0 million in 1997 to a loss of $10.8 million in 1998. The 1997 income is attributable primarily to the $38.0 million gain on the divestiture of a portion of our network security software product line. Excluding the divestiture, our loss from continuing operations is due to the amortization of intangibles and acquisition-related charges during those periods.

Comparison of Years ended December 31, 1996 and 1997

  Revenues

  Service revenues increased 142% from $3.5 million in 1996 to $8.5 million in 1997. This increase is primarily attributable to additional revenues provided by companies acquired during 1996 and 1997 and to additional customers and increased billing rates.

  Product revenues increased 29% from $9.3 million in 1996 to $12.0 million in 1997. The increase in product revenues is associated with our increased service revenues as we resell products to provide a turnkey solution for our customers.

  Cost of Revenues

  Cost of service revenues increased 139% from $2.3 million in 1996 to $5.5 million in 1997. As a percentage of service revenues, costs of service revenues decreased slightly from 66% in 1996 to 65% in 1997. Cost of service revenues increased in absolute dollars primarily as a result of increased headcount.

  Cost of product revenues increased 43% from $6.7 million in 1996 to $9.6 million in 1997. As a percentage of product revenues, costs of product revenues increased from 72% in 1996 to 80% in 1997. Cost of product revenues increased in absolute dollars due to increases in product revenues. Cost of product revenues increased as a percentage of product revenues due to the mix of products sold and increased competition in product resales.

  Sales and Marketing

  Sales and marketing expenses increased 123% from $2.3 million in 1996 to $5.1 million in 1997. As a percentage of total revenues, sales and marketing expenses increased from 18% in 1996 to 25% in 1997. The increase in absolute dollars is primarily attributable to increased sales commissions associated with increased revenues. The increase as a percentage of total revenues relates to a general increase in marketing programs.

  General and Administrative

  General and administrative expenses increased 54% from $4.2 million in 1996 to $6.5 million in 1997. As a percentage of total revenues, general and administrative expenses decreased from 33% in 1996 to 32% in 1997. The increase in absolute dollars is attributable to increased travel and corporate spending associated with the acquisition of entities and our overall growth.

  Research and Development

  Research and development expenses increased 131% from $0.6 million in 1996 to $1.3 million in 1997. As a percentage of total revenues, research and development expenses increased from 4% in 1996 to 6% in 1997. The increase in absolute dollars and as a percentage of revenues is attributable to our expanded development efforts.

  Amortization of Intangibles

  Amortization of intangibles increased 82% from $0.9 million in 1996 to $1.6 million in 1997. The increase is related to acquisitions during 1996 and 1997.

  Acquisition-Related Charges

  Acquisition-related charges increased 99% from $1.0 million in 1996 to $1.9 million in 1997. The increase in acquisition-related charges in 1997 over 1996 relates to additional cash earnouts associated with our 1997 acquisitions.

  Interest Income (Expense), Net

  Interest income (expense) increased $0.5 million from $0.1 million in 1996 to $0.6 million in 1997. The increase relates to the increase in our cash and short term investment balances during 1997.

  Income Taxes

  Income taxes increased $11.5 million from zero in 1996 to an $11.5 million expense in 1997. The 1997 tax expense relates primarily to the gain on divestiture of the software development group in 1997 while no provision was provided in 1996 due to Cohesive's history of operating losses.

  Income (Loss) From Continuing Operations

  Our income (loss) from continuing operations increased $21.0 million from a loss of $5.0 million in 1996 to an income of $16.0 million in 1997. The 1997 gain is attributable primarily to the $38 million gain on the divestiture of our software development group.

Liquidity and Capital Resources

  From inception through March 31, 1999, Cohesive has financed its operations primarily through private sales of preferred stock, the divestiture of its software development product line in July 1997 and proceeds from working capital lines of credit. At March 31, 1999, Cohesive's principal sources of liquidity were $1.8 million in cash and cash equivalents, and $7.5 million in funds available under its working capital line of credit.

  During September 1998, Cohesive entered into a revolving line of credit from a bank that provides for borrowings up to $15 million through December 31, 1999. Borrowings under the line are secured by substantially all of our assets and bear interest at varying rates based upon the bank's prime or LIBOR rate on the date of borrowing. As of March 31, 1999, we had borrowed $7.5 million under this line of credit and had $7.5 million available.

  Net cash used for operating activities was $4.0 million and $0.8 million for the quarters ended March 31, 1998 and 1999, respectively and $18.8 million and $9.6 million for the years ended December 31, 1997 and 1998, respectively. Net cash used for operating activities primarily results from Cohesive's net losses, adjusted for the gain in divestiture in 1997 and depreciation and amortization.

  Net cash provided by (used for) investing activities was $2.3 million and ($1.5) million for the quarters ended March 31, 1998 and 1999, respectively. Net cash provided by investing activities was $17.7 million in fiscal year 1997 and $4.0 million in fiscal 1998. Net cash provided by investing activities primarily relates to cash received in connection with the divestiture of the software development group and Internet services division in 1997, offset by cash paid in connection with acquisitions.

  Net cash provided by financing activities was $0.2 million and $0.5 million for the quarters ended March 31, 1998 and 1999, respectively. Net cash provided by financing activities was $2.0 million in fiscal year 1997 and $6.0 million in fiscal 1998. Net cash provided by financing activities in 1997 related to $8.9 million raised in the sale of common and preferred stock, offset by the redemption of $7.0 million in preferred stock. Net cash provided by financing activities in 1998 related primarily to $6.5 million drawn down from available lines of credit.

Quantitative and Qualitative Disclosure About Market Risk

  As of March 31, 1999 Cohesive has $7.5 million outstanding on a variable interest-bearing revolving line of credit. A hypothetical 10% increase or decrease in interest rates would not have a material impact on the fair value of the line of credit. Cohesive does not hedge any interest rate exposures.

           COMPARISON OF RIGHTS OF HOLDERS OF EXODUS COMMON STOCK AND
                        HOLDERS OF COHESIVE COMMON STOCK

  After consummation of the merger, the holders of Cohesive common stock who receive Exodus common stock under the terms of the merger agreement, including holders of Series D Preferred Stock whose shares are automatically converted into Cohesive common stock immediately prior to the merger, will become stockholders of Exodus. Because Cohesive and Exodus are both Delaware corporations, Cohesive stockholders' rights will continue to be governed by Delaware law. Additionally, as stockholders of Cohesive, their rights are presently governed by the Cohesive certificate of incorporation and the Cohesive bylaws. As stockholders of Exodus, their rights following the consummation of the merger will instead be governed by the Exodus certificate of incorporation and the Exodus bylaws. The following discussion summarizes only the material differences between the rights of holders of Exodus common stock and holders of Cohesive common stock under the certificates of incorporation and bylaws of Exodus and Cohesive. This summary does not purport to be complete and is qualified in its entirety by reference to the Exodus certificate of incorporation and bylaws, the Cohesive certificate of incorporation and bylaws and the relevant provisions of Delaware law.

Comparison of Preferences and Rights of Exodus Common Stock and Cohesive Common Stock and Series D Preferred Stock

  Under the Exodus certificate of incorporation, the holders of outstanding Exodus common stock are entitled to receive dividends out of assets legally available at such times and in such amounts as the Exodus board may from time to time determine, subject to preferences that may apply to shares of preferred stock outstanding at the time. Each Exodus stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in the Exodus certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon the liquidation, dissolution or winding-up of Exodus, the assets legally available for distribution to stockholders are distributable ratably among the holders of the common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors.

  The Cohesive certificate of incorporation provides that the holders of outstanding Cohesive common stock and Series D Preferred Stock are entitled to receive dividends out of assets legally available at such times and in such amounts as the Cohesive board may from time to time determine, subject to preferences of Cohesive Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock. Except as otherwise provided by Delaware law, only holders of Cohesive common stock, Series C Preferred Stock and Series D Preferred Stock are entitled to one vote for each share of common stock held, determined on an as-converted to common stock basis, on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in the Cohesive certificate of incorporation. The common stock and the Series D Preferred Stock are not entitled to preemptive rights and are not subject to redemption. The Series D Preferred Stock may be converted into Cohesive common stock at any time at the election of the holder of the shares, and automatically convert into Cohesive common stock on the closing of a qualifying public offering, immediately prior to the closing of a sale or acquisition of Cohesive, or on September 19, 2002. Upon the liquidation, dissolution or winding-up of Cohesive, the assets legally available for distribution to stockholders are distributable first ratably among the holders of Series A Preferred Stock and Series B Preferred Stock until each holder receives $100 per share plus any unpaid accrued dividends; second ratably among holders of Series C Preferred Stock until each holder receives $5 per share plus any declared and unpaid dividends; and third ratably among the holders of Series D Preferred Stock until each holder receives $10 per share plus any declared and unpaid dividends. Any assets legally available for distribution to stockholders following the distributions to the holders of preferred stock are distributable ratably among the holders of common stock.

Undesignated Preferred Stock

  Under the Exodus certificate of incorporation, the Exodus board of directors, subject to limitations prescribed by law and the Exodus certificate of incorporation, is authorized to provide for the issuance of Exodus undesignated preferred stock in one or more series. The authorized undesignated preferred stock is available for issuance without further action by Exodus stockholders, unless this action is required by applicable law or the rules of any stock exchange or automated quotation system on which Exodus securities may be listed or traded.

  The Cohesive certificate of incorporation does not authorize the Cohesive board of directors to provide for the issuance of undesignated preferred stock.

Election and Number of Directors; Filling Vacancies; Removal

  The Exodus bylaws provide that the number of directors is to be one or more. Currently, the Exodus bylaws provide for a board of directors consisting of six members, but may be changed by resolution of the Exodus board of directors. The Cohesive bylaws provide that the size of its board, within the stated range of six to ten directors, may be changed by resolution of the board of directors. Currently, the Cohesive bylaws provide for a board of directors consisting of six members.

  The Exodus bylaws provide that any director may be removed by the holders of a majority of the shares then entitled to vote at an election of directors, and any vacancies, including newly created directorships, may be filled by the stockholders, a majority of the directors then in office, though less than a quorum, or by a sole remaining director. The Cohesive bylaws contain comparable provisions, except that vacancies, including newly created directorships, may be filled only by the stockholders holding a majority of the issued and outstanding voting stock of Cohesive.

Director Compensation

  The Exodus bylaws provide that directors may receive fees and other compensation for their services as directors pursuant to a resolution of the board of directors. The Cohesive bylaws provide that directors may not receive a stated salary for their services; however, the board of directors may by resolution fix a specific sum plus expenses for attendance at each meeting of the board of directors.

Stockholder Meetings and Written Consents

  Under the Exodus certificate of incorporation and bylaws, actions must be taken by Exodus' stockholders only at annual or special meetings, and not by written consent. The Cohesive bylaws provide that any action required to be taken at any annual or special meeting may be taken by written consent.

Power To Call Special Meeting of Stockholders

  The Exodus bylaws provide that a special meeting of stockholders may be called at any time by the board of directors, the chairman of the board or the Chief Executive Officer. The Cohesive bylaws provide that a special meeting of stockholders may be called at any time by the board of directors, the chairman of the board, the Chief Executive Officer or by one or more stockholders holding not less than 50% of the outstanding shares entitled to vote at the meeting.

Percentage of Voting Stock; Influence Over Affairs

  Upon completion of the merger, the percentage ownership of Exodus by each former Cohesive stockholder will be substantially less than the stockholder's current percentage ownership of Cohesive. Accordingly, former Cohesive stockholders will have a significantly smaller voting influence over the affairs of Exodus than they currently enjoy over the affairs of Cohesive.

Directors' Committees

  Under the Exodus bylaws, Exodus' board may, by resolution passed by a majority of the whole board, delegate limited powers normally held only by the board in its entirety to a committee comprised of one or more members of the board. These committees may exercise any power normally held by the entire board, but may not:

  . amend the Exodus certificate of incorporation, except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of stock adopted by the board as provided by Delaware law, fix the designations, preferences or rights of the shares relating to dividends, redemption, dissolution, any distribution of assets of Exodus, or the conversion into, or the exchange of the shares for, shares of any other class or series of the same or any other class of stock of Exodus or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series;

  .  adopt an agreement of merger or consolidation under Delaware law;

  . recommend to the stockholders the sale, lease, or exchange of all or substantially all of Exodus' property and assets;

  . recommend to the stockholders a dissolution of Exodus or a revocation of a dissolution; or

  .  amend the Exodus bylaws.

  The Exodus bylaws further specify that unless the board resolution establishing the committee expressly so provides, no committee shall have the power or authority to:

  .  declare a dividend;

  .  authorize the issuance of stock; or

  .  adopt a certificate of ownership and merger under Delaware law.

  Under the Cohesive bylaws, Cohesive's board may, by resolution passed by a majority of the whole board, delegate limited powers normally held only by the board in its entirety to a committee comprised of one or more members of the board. These committees may exercise any power normally held by the entire board, but may not:

  .  amend the Cohesive certificate of incorporation;

  .  adopt an agreement of merger or consolidation;

  . recommend to the stockholders the sale, lease, or exchange of all or substantially all of Cohesive' property and assets;

  . recommend to the stockholders a dissolution of Cohesive or a revocation of a dissolution;

  .  remove or indemnify directors; or

  .  amend the Cohesive bylaws.

  The Cohesive bylaws further specify that unless the board resolution establishing the committee expressly so provides, no committee shall have the power or authority to declare a dividend or authorize the issuance of stock.

Stockholder Rights Plan

  In January 1999, Exodus adopted a stockholder rights plan. The plan is designed to protect the long-term value of Exodus for its stockholders during any future unsolicited acquisition attempt. In connection with the plan, Exodus declared a dividend of one preferred share purchase right for each share of Exodus common stock outstanding on February 11, 1999 and further directed the issuance of one specified right with respect to each share of Exodus common stock that is issued after February 11, 1999, except in specified circumstances. The rights will expire on January 27, 2009. The rights are initially attached to Exodus common stock and will not trade separately.

  If a person or a group acquires 15% or more of Exodus common stock (an "Acquiring Person"), or announces an intention to make a tender offer for Exodus common stock the consummation of which would result in a person or group becoming an Acquiring Person, then the rights will be distributed (the "Distribution Date") and will thereafter trade separately from the common stock. Upon the Distribution Date, each right may be exercised for 1/200th of a share of a newly-designated Series A Junior Participating Preferred Stock at an exercise price of $175. The Preferred Stock has been structured so that the value of 1/100th of a share of the preferred stock will approximate the value of one share of common stock.

  Upon a person becoming an Acquiring Person, holders of the rights, other than the Acquiring Person, will have the right to acquire Exodus common stock at a substantially discounted price, in lieu of the preferred stock. Additionally, if after the Distribution Date, Exodus is acquired in a merger or other business combination, or 50% or more of its assets are sold in a transaction with an Acquiring Person, the holders of rights, other than the Acquiring Person, will have the right to receive common stock of the acquiring corporation at a substantially discounted price.

  After a person has become an Acquiring Person, the Exodus board of directors may, at its option, require the exchange of outstanding rights, other than those held by the Acquiring Person, for common stock at an exchange ratio of one share of common stock per right. The board also has the right to redeem outstanding rights at any time prior to the Distribution Date, or later in specified circumstances, at a price of $0.001 per right. The terms of the rights, including the period to redeem the rights, may be amended by the board in specified circumstances.

  Cohesive does not have a stockholder rights plan in place.

                     PRINCIPAL STOCKHOLDERS OF COHESIVE AND
                  THE STOCK OWNERSHIP OF COHESIVE'S MANAGEMENT

  The following chart presents information with respect to the beneficial ownership of Cohesive common stock as of June 15, 1999 by:

  .  each executive officer of Cohesive,

  .  each director of Cohesive,

  . each beneficial owner of more than 5% of the outstanding shares of Cohesive common stock, and

  .  all executive officers and directors of Cohesive as a group.

  Unless otherwise noted, each of the stockholders named below has sole voting and investment power with respect to the shares shown as being owned beneficially by him, her or it.

                                                                   Percentage
                                                                    of Shares
                                                 Number of Shares   of Common
                                                 of Common Stock      Stock
Name of Stockholder                             Beneficially Owned Outstanding
-------------------                             ------------------ -----------
Thomas E. McInerney (1)(2)(3)..................      9,592,646        68.6
 c/o Welsh, Carson, Anderson & Stowe
 320 Park Avenue,
 Suite 2500 New York, New York 10022
Anthony J. de Nicola (1)(4)....................      9,339,170        66.8
 c/o Welsh, Carson, Anderson & Stowe
 320 Park Avenue,
 Suite 2500 New York, New York 10022
Welsh, Carson, Anderson & Stowe VI, L.P........      9,336,270        66.8
 320 Park Avenue, Suite 2500
 New York, New York 10022
Dennis M. Rohan (5)............................      1,990,000        14.1
 c/o Cohesive Technology Solutions, Inc.
 2465 East Bayshore Road, Suite 400
 Palo Alto, California 94303
Mark R. Kriss (6)..............................      1,040,001         7.4
 3810 Magnolia Drive
 Palo Alto, California 94306
Cisco Systems, Inc. (7)........................        800,000         5.4
 170 West Tasman Drive
 San Jose, California 95134-1706
Paul J. Brady (8)..............................        300,000         2.1
Stephen R. Bennion (9).........................        125,000           *
Edward J. Kramer (10)..........................         71,250           *
Peter Cunningham (11)..........................         36,250           *
George Covert (12).............................         30,000           *
James G. DuBos (13)............................         29,750           *
Christine Hemrick (14).........................            --          --
All executive officers and directors (10
 persons) (15).................................     13,217,797        90.4

--------
* Less than 1%

 (1) Includes 9,336,270 shares of Cohesive common stock owned by Welsh, Carson, Anderson & Stowe VI, L.P. Mr. McInerney and Mr. de Nicola serve as general partners of WCAS VI Partners, L.P., the sole general partner of Welsh, Carson, Anderson & Stowe VI, L.P. As general partners of WCAS VI Partners, L.P., Messrs. McInerney and de Nicola may be deemed to beneficially own the shares owned by Welsh, Carson, Anderson & Stowe VI, L.P. Messrs. McInerney and de Nicola disclaim beneficial ownership of these shares.
 (2) Includes 198,400 shares of Cohesive common stock owned by WCAS Information Partners, L.P. Mr. McInerney serves as a general partner of WCAS IP Partners, the sole general partner of WCAS Information Partners, L.P. As a general partner of WCAS IP Partners, Mr. McInerney may be deemed to beneficially own the shares owned by WCAS Information Partners, L.P. Mr. McInerney disclaims beneficial ownership of these shares.
 (3) Mr. McInerney is a director of Cohesive.
 (4) Mr. de Nicola is a director of Cohesive.
 (5) Includes 100,000 shares subject to options which are currently exercisable or exercisable within 60 days of June 15, 1999. Includes 1,750,000 shares owned in the name of Dennis and Theres Rohan, husband and wife, as joint tenants and 140,000 shares owned by Mr. Rohan's children. Mr. Rohan disclaims beneficial ownership of the shares owned by his children. Mr. Rohan is the President and Chief Executive Officer as well as a director of Cohesive.
 (6) Includes 80,000 shares owned by Mr. Kriss' children. Mr. Kriss disclaims beneficial ownership of these shares.
 (7) Represents 800,000 shares of Cohesive common stock issuable upon the conversion of 800,000 shares of Cohesive Series C Preferred Stock. Cisco holds 100% of the Cohesive Series C Preferred Stock outstanding.
 (8) Includes 300,000 shares of Cohesive common stock issuable upon the conversion of 300,000 shares of Cohesive Series D Preferred Stock. Mr. Brady is a Regional Vice President of Cohesive. Mr. Brady holds 33.3% of the Cohesive Series D Preferred Stock outstanding. The remaining shares of Cohesive Series D Preferred Stock are held by John P. Tower and Karl J. Peffinis, each of whom holds 300,000 shares, or 33.3%, of Cohesive Series D Preferred Stock.
 (9) Includes 50,000 shares subject to options which are currently exercisable or exercisable within 60 days of June 15, 1999 and 75,000 options which will be accelerated in connection with the merger. Mr. Bennion is the Executive Vice President and Chief Financial Officer of Cohesive.
(10) Includes 33,750 shares subject to options which are currently exercisable or exercisable within 60 days of June 15, 1999. Mr. Kramer is a Regional Vice President of Cohesive.
(11) Includes 36,250 shares subject to options which are currently exercisable or exercisable within 60 days of June 15, 1999. Mr. Cunningham is a director of Cohesive.
(12) Includes 30,000 shares subject to options which are currently exercisable or exercisable within 60 days of June 15, 1999. Mr. Covert is a director of Cohesive.
(13) Includes 29,750 shares subject to options which are currently exercisable or exercisable within 60 days of June 15, 1999. Mr. DuBos is a Regional Vice President of Cohesive.
(14) Ms. Hemrick is a director of Cohesive.
(15) Includes 9,754,670 shares of Cohesive common stock as to which beneficial ownership is disclaimed.

  The 9,336,270 shares of Cohesive common stock owned by Welsh, Carson, Anderson & Stowe VI, L.P. are the subject of an irrevocable proxy which was granted by Welsh, Carson, Anderson & Stowe VI, L.P. to Exodus Communications, Inc. and two of its officers, Adam W. Wegner and Joseph Stockwell, on April 21, 1999 pursuant to a voting agreement. See "The Cohesive Special Meeting -- Required Vote."

  Welsh, Carson, Anderson & Stowe VI, L.P., WCAS Information Partners, L.P. and ten individuals, including Thomas E. McInerney and Anthony J. de Nicola, own all of the outstanding shares of Cohesive Series A Preferred Stock and Series B Preferred Stock. Each of these ten individuals is a current or former general partner of WCAS VI Partners, L.P., the general partner of Welsh, Carson, Anderson & Stowe VI, L.P., or WCAS IP Partners, the general partner of WCAS Information Partners, L.P. Mr. McInerney, a director of Cohesive, is a general partner of each of WCAS VI Partners, L.P. and WCAS IP Partners. Mr. de Nicola, another director of Cohesive, is a general partner of WCAS VI Partners.The Cohesive Series A Preferred stock and Series B Preferred Stock are non-voting securities. However, the holders of the Cohesive Series A Preferred Stock and Series B Preferred Stock have the right to vote together as a single class on the merger. Each of these ten individuals disclaims beneficial ownership of all shares not owned directly by them.

                                    EXPERTS

  The consolidated financial statements and related schedule of Exodus as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference in this document and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements of Cohesive as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in this document and in the registration statement, and have been so included in reliance of said firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

  The validity of the Exodus common stock issuable in the merger and other legal matters related to the merger will be passed on by Fenwick & West LLP, Palo Alto, California. Reboul, MacMurray, Hewitt, Maynard & Kristol, New York, New York, is acting as counsel for Cohesive in connection with legal matters relating to the merger.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Cohesive Technology Solutions, Inc. -- Consolidated Financial Statements

  Independent Auditors' Report............................................  F-2

  Consolidated Balance Sheets as of December 31, 1997 and 1998............  F-3

  Consolidated Statements of Operations for the years ended December 31,
   1996 and 1997 and 1998.................................................  F-4

  Consolidated Statements of Stockholders' Equity for the years ended
   December 31, 1996, 1997 and 1998.......................................  F-5

  Consolidated Statements of Cash Flows for the years ended December 31,
   1996, 1997 and 1998....................................................  F-6

  Notes to Consolidated Financial Statements..............................  F-7

  Unaudited Condensed Consolidated Balance Sheets as of December 31, 1998
   and March 31, 1999..................................................... F-16

  Unaudited Condensed Consolidated Statement of Operations for the three months ended March 31, 1998 and 1999................................... F-17

  Unaudited Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 1998 and 1999................................... F-18

  Notes to Unaudited Condensed Consolidated Financial Statements.......... F-19


                          INDEPENDENT AUDITORS' REPORT

Board of Directors of
 Cohesive Technology
 Solutions, Inc.:

  We have audited the accompanying consolidated balance sheets of Cohesive Technology Solutions, Inc. (formerly Cohesive Network Systems, Inc.) and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cohesive Technology Solutions, Inc. and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          /s/ Deloitte & Touche LLP
April 8, 1999
(April 21, 1999 as to Note 10)

              COHESIVE TECHNOLOGY SOLUTIONS, INC. AND SUBSIDIARIES
                   (Formerly Cohesive Network Systems, Inc.)

                          CONSOLIDATED BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1997        1998
                                                       ----------- -----------
                        ASSETS
Current assets:
 Cash and cash equivalents............................ $ 3,217,000 $ 3,580,000
 Restricted cash......................................   5,130,000          --
 Short-term investments...............................  15,784,000          --
 Accounts receivable, net of allowance for doubtful
  accounts of $250,000 and $962,000 in 1997 and 1998,
  respectively........................................   4,038,000   7,561,000
 Income tax receivable................................          --   1,984,000
 Other receivables....................................     109,000          --
 Inventory............................................     393,000     422,000
 Prepaid expenses.....................................     294,000     758,000
                                                       ----------- -----------
   Total current assets...............................  28,965,000  14,305,000
Property and equipment, net...........................   1,241,000   2,748,000
Other assets..........................................     108,000      60,000
Intangibles, net......................................   5,816,000  26,454,000
                                                       ----------- -----------
Total................................................. $36,130,000 $43,567,000
                                                       =========== ===========
     LIABILITIES, REDEEMABLE PREFERRED STOCK AND
                 STOCKHOLDERS' EQUITY

Current liabilities:
 Revolving lines of credit............................ $   515,000 $ 6,997,000
 Accounts payable.....................................   1,058,000   2,316,000
 Amounts due under acquisition agreements.............   3,815,000   6,896,000
 Accrued payroll and related expenses.................   1,026,000   2,224,000
 Other accrued liabilities............................     495,000   1,047,000
 Income taxes payable.................................   2,125,000          --
 Deferred revenue.....................................     719,000     276,000
 Deferred gain........................................   1,050,000          --
 Current portion of long-term obligations (Note 2)....          --     440,000
                                                       ----------- -----------
   Total current liabilities..........................  10,803,000  20,196,000
Long-term obligations (Note 2)........................          --     349,000
                                                       ----------- -----------
   Total liabilities..................................  10,803,000  20,545,000
                                                       ----------- -----------
Commitments and contingencies (Notes 3 and 9).........          --          --

Redeemable preferred stock:
 Preferred stock, $1.00 par value; 196,800 shares
  authorized: Series A, 120,000 shares designated;
  shares outstanding: 60,570 in 1997 and 1998.........   6,743,000   7,166,000
 Series B, 76,800 shares designated; shares
  outstanding: 28,800 in 1997 and 1998................   3,000,000   3,202,000
 Convertible Series D preferred stock, $1.00 par
  value, none in 1997, 900,000 shares authorized,
  designated and outstanding in 1998 .................          --   7,906,000
                                                       ----------- -----------
   Total redeemable preferred stock...................   9,743,000  18,274,000
                                                       ----------- -----------

Stockholders' equity:
 Convertible Series C preferred stock, $1.00 par
  value, 800,000 shares authorized, designated and
  outstanding in 1997 and 1998........................   4,000,000   4,000,000
 Common stock $0.01 par value per share; 21,000,000
  shares authorized; shares outstanding: 13,519,919
  in 1997 and 13,902,769 in 1998 .....................     135,000     139,000
 Additional paid-in capital...........................   3,169,000   3,364,000
 Retained earnings (accumulated deficit)..............   8,280,000  (2,755,000)
                                                       ----------- -----------
   Total stockholders' equity.........................  15,584,000   4,748,000
                                                       ----------- -----------
Total liabilities, redeemable preferred stock and
 stockholders' equity................................. $36,130,000 $43,567,000
                                                       =========== ===========

                See notes to consolidated financial statements.

              COHESIVE TECHNOLOGY SOLUTIONS, INC. AND SUBSIDIARIES
                   (Formerly Cohesive Network Systems, Inc.)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                              Years Ended December 31,
                                        --------------------------------------
                                           1996         1997          1998
                                           ----         ----          ----
Revenues:
 Service revenues...................... $ 3,494,000  $ 8,463,000  $ 26,328,000
 Product revenues......................   9,298,000   11,957,000    15,380,000
                                        -----------  -----------  ------------
    Total revenues.....................  12,792,000   20,420,000    41,708,000
Costs of revenues:
 Costs of service revenues.............   2,292,000    5,489,000    15,291,000
 Costs of product revenues.............   6,693,000    9,577,000    13,033,000
                                        -----------  -----------  ------------
    Total cost of revenues.............   8,985,000   15,066,000    28,324,000
                                        -----------  -----------  ------------
Gross profit...........................   3,807,000    5,354,000    13,384,000
                                        -----------  -----------  ------------
Operating expenses:
 Sales and marketing...................   2,285,000    5,100,000     5,672,000
 General and administrative............   4,229,000    6,528,000    10,219,000
 Research and development..............     566,000    1,308,000            --
 Amortization of intangibles...........     869,000    1,583,000     6,734,000
 Acquisition related charges...........     964,000    1,917,000     4,463,000
                                        -----------  -----------  ------------
    Total operating expenses...........   8,913,000   16,436,000    27,088,000
                                        -----------  -----------  ------------
Operating loss                           (5,106,000) (11,082,000)  (13,704,000)
                                        -----------  -----------  ------------
Other income (expense):
 Gain on divestiture...................          --   37,966,000            --
 Interest income, net..................      71,000      579,000       354,000
 Other expense, net....................          --           --        (2,000)
                                        -----------  -----------  ------------
    Total other income.................      71,000   38,545,000       352,000
                                        -----------  -----------  ------------
Income (loss) from continuing
 operations before income taxes........  (5,035,000)  27,463,000   (13,352,000)
Provision for (benefit from) income
 taxes.................................          --   11,450,000    (2,555,000)
                                        -----------  -----------  ------------
Income (loss) from continuing
 operations............................  (5,035,000)  16,013,000   (10,797,000)
Loss from discontinued operations......    (135,000)    (136,000)           --
Gain on divestiture of discontinued
 operations (Less income taxes of
 $1,412,000 in 1997 and $380,000 in
 1998).................................          --    2,523,000       562,000
                                        -----------  -----------  ------------
Net income (loss)......................  (5,170,000)  18,400,000   (10,235,000)
Preferred dividends....................    (639,000)    (827,000)     (625,000)
Accretion on preferred stock...........          --           --      (175,000)
                                        -----------  -----------  ------------
Net income (loss) applicable to common
 stockholders.......................... $(5,809,000) $17,573,000  $(11,035,000)
                                        ===========  ===========  ============

                  See notes to consolidated financial statements.

              COHESIVE TECHNOLOGY SOLUTIONS, INC. AND SUBSIDIARIES
                   (Formerly Cohesive Network Systems, Inc.)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  Years Ended December 31, 1996, 1997 and 1998

                          Series C Convertible
                            Preferred Stock       Common Stock       Additional   Retained
                          -------------------- --------------------   Paid In     Earnings
                           Shares    Amount      Shares     Amount    Capital     (Deficit)      Total
                          -------------------- ----------  --------  ----------  -----------  -----------
Balances, January 1,
 1996...................        -- $        -- 10,700,031  $107,000  $  805,000  $(3,484,000) $(2,572,000)
Exercise of options.....                          129,850     1,000      12,000                    13,000
Preferred dividends.....                                                            (639,000)    (639,000)
Net loss................                                                          (5,170,000)  (5,170,000)
                          -------- ----------- ----------  --------  ----------  -----------  -----------
Balances, December 31,
 1996...................        --          -- 10,829,881   108,000     817,000   (9,293,000)  (8,368,000)
Exercise of options.....                          770,038     8,000     135,000                   143,000
Sale of common stock....                        1,920,000    19,000   1,901,000                 1,920,000
Issuance of preferred
 stock..................   800,000   4,000,000                                                  4,000,000
Compensatory stock
 arrangements (Note 3)..                                                316,000                   316,000
Preferred dividends.....                                                            (827,000)    (827,000)
Net income..............                                                          18,400,000   18,400,000
                          -------- ----------- ----------  --------  ----------  -----------  -----------
Balances, December 31,
 1997...................   800,000   4,000,000 13,519,919   135,000   3,169,000    8,280,000   15,584,000
Repurchase of common
 stock..................                         (250,000)   (3,000)   (747,000)                 (750,000)
Exercise of options.....                          632,850     7,000     352,000                   359,000
Compensatory stock
 arrangements (Note 6)..                                                590,000                   590,000
Accretion on preferred
 stock..................                                                            (175,000)    (175,000)
Preferred dividends.....                                                            (625,000)    (625,000)
Net loss................                                                         (10,235,000) (10,235,000)
                          -------- ----------- ----------  --------  ----------  -----------  -----------
Balances, December 31,
 1998...................   800,000 $ 4,000,000 13,902,769  $139,000  $3,364,000  $(2,755,000) $ 4,748,000
                          ======== =========== ==========  ========  ==========  ===========  ===========


                  See notes to consolidated financial statements.

              COHESIVE TECHNOLOGY SOLUTIONS, INC. AND SUBSIDIARIES
                   (Formerly Cohesive Network Systems, Inc.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                Years Ended December 31,
                                          --------------------------------------
                                             1996         1997          1998
Cash flows from operating activities:     -----------  -----------  ------------
Net income (loss)......................   $(5,170,000) $18,400,000  $(10,235,000)
Adjustments to reconcile net income
 (loss) to net cash used by operating
 activities:
 Depreciation and amortization.........     1,033,000    1,893,000     7,034,000
 Stock compensation expense............            --      281,000       590,000
 Loss on disposal of property and
  equipment............................            --       25,000       598,000
 Interest income on restricted cash....            --      (80,000)      (44,000)
 Gain on divestiture...................            --  (37,966,000)           --
 Results of discontinued operations
  and gain on disposal.................       135,000   (2,387,000)     (562,000)
 Change in assets and liabilities, net
  of effect of acquisitions and
  divestitures:
   Accounts receivable.................      (692,000)    (190,000)   (1,317,000)
   Other receivables...................       (72,000)     (64,000)      125,000
   Inventory...........................      (267,000)     311,000       (29,000)
   Prepaid expenses....................      (166,000)     (70,000)     (449,000)
   Other assets........................       (37,000)      17,000       105,000
   Accounts payable....................       (43,000)    (334,000)      942,000
   Income taxes........................       100,000      492,000    (4,341,000)
   Amounts due under acquisition
    agreements.........................       964,000           --            --
   Accrued payroll and related
    expenses...........................       467,000      424,000       586,000
   Accrued liabilities.................       337,000      239,000    (2,159,000)
   Other current liabilities...........       177,000      328,000      (452,000)
                                          -----------  -----------  ------------
     Net cash used by continuing
      operating activities.............    (3,234,000) (18,681,000)   (9,608,000)
     Net cash used by discontinued
      operations.......................      (168,000)     (72,000)           --
                                          -----------  -----------  ------------
     Net cash used by operating
      activities.......................    (3,402,000) (18,753,000)   (9,608,000)
                                          -----------  -----------  ------------
Cash flows from investing activities:
 Sale (purchase) of short-term
  investments..........................            --  (15,784,000)   15,784,000
 Acquisitions, net of cash acquired....    (1,312,000)  (4,507,000)  (11,928,000)
 Repayment of acquisition obligations,
  net..................................            --           --    (3,556,000)
 Purchases of property and equipment...      (860,000)    (745,000)   (1,338,000)
 Proceeds from divestitures............            --   34,210,000     4,124,000
 Proceeds from sale of discontinued
  operations...........................            --    4,830,000       942,000
 Investing activities of discontinued
  operations...........................      (344,000)    (260,000)           --
                                          -----------  -----------  ------------
     Net cash provided by (used by)
      investing activities.............    (2,516,000)  17,744,000     4,028,000
                                          -----------  -----------  ------------
Cash flows from financing activities:
 Proceeds (repayments) on line of
  credit, net..........................       110,000     (193,000)    6,482,000
 Proceeds from issuance of common
  stock................................        13,000    2,063,000       211,000
 Proceeds from issuance of preferred
  stock................................     4,420,000    6,880,000            --
 Repurchase of common stock............            --           --      (750,000)
 Redemption of preferred stock.........            --   (7,003,000)           --
 Financing activities of discontinued
  operations...........................       512,000      226,000            --
                                          -----------  -----------  ------------
     Net cash provided by financing
      activities.......................     5,055,000    1,973,000     5,943,000
                                          -----------  -----------  ------------
Net increase (decrease) in cash and
 cash equivalents......................      (863,000)     964,000       363,000
Cash and cash equivalents, beginning of
 year..................................     3,116,000    2,253,000     3,217,000
                                          -----------  -----------  ------------
Cash and cash equivalents, end of
 year..................................   $ 2,253,000  $ 3,217,000  $  3,580,000
                                          ===========  ===========  ============
Non-cash investing and financing
 activities:
 Purchase of software under deferred
  payment arrangement (Note 2).........   $        --  $        --  $    769,000
 Preferred stock issued in acquisition
  (Note 3).............................            --           --     7,731,000
 Tax benefit on stock option
  exercises............................            --           --       148,000
Supplemental cash flow information:
 Interest paid.........................   $        --  $   107,000  $     96,000
 Income taxes paid.....................            --   10,862,000     1,787,000

                See notes to consolidated financial statements.

              COHESIVE TECHNOLOGY SOLUTIONS, INC. AND SUBSIDIARIES
                   (Formerly Cohesive Network Systems, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years Ended December 31, 1996, 1997 and 1998

1. Business and Significant Accounting Policies

  Business--The Company was incorporated in California in 1993 under the name Global Internet Access Services, Inc. and reincorporated in Delaware in 1994, subsequently changing its name to Cohesive Network Systems, Inc. During September 1998, the Company merged with Business Technologies, Inc. and changed its name to Cohesive Technology Solutions, Inc. Cohesive Technology Solutions, Inc. and its wholly-owned subsidiaries (collectively, the "Company") are primarily in the business of providing information technology related consulting services to mid-tier customers and divisions of large corporations. The Company has core competencies in the areas of business consulting, application development and network integration.

  The Company has incurred a net loss of $10,235,000 for the year ended December 31, 1998. In addition, the Company has a negative working capital of $5,891,000 and an accumulated deficit of $2,755,000 as of December 31, 1998. Approximately $3 million of the Company's preferred stock is redeemable in September 1999 while another $10.4 million is redeemable in January 2000. The Company believes, to the extent existing resources and anticipated revenues are insufficient to fund the Company's planned activities, that additional debt or equity financing will be available from its majority stockholder. This stockholder has indicated that to the extent that the Company is otherwise unable to meets it obligation to repay its existing credit line at maturity in December 1999, it will make an investment in debt or equity securities of the Company in an amount sufficient to permit the Company to meet such obligation up to a maximum of $15 million. In addition, the stockholder has agreed, to the extent that the Company may not have capital legally available for the payment of redemption amounts otherwise due in January 2000 in respect to preferred stock held by the stockholder, to extend the redemption date of such preferred stock until at least May 2000.

  Consolidation--The consolidated financial statements include the accounts of Cohesive Technology Solutions, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Concentrations of Credit Risk--Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash equivalents and accounts receivable. The Company invests its excess cash in money market accounts and highly liquid government securities. The Company's accounts receivable are generally derived from sales to customers in the United States which require information technology and networking services. The Company maintains reserves for potential credit losses.

  Fair Value of Financial Instruments--As of December 31, 1997 and 1998, the carrying amounts of cash and cash equivalents, accounts receivable and borrowings under the Company's credit agreements approximate their respective fair values.

  Cash and Cash Equivalents--Cash equivalents are short-term, highly liquid cash investments with an original maturity of less than 90 days.

  Restricted Cash--Restricted cash represents cash in escrow related to the divestiture of the Company's software development group and Internet services division.

              COHESIVE TECHNOLOGY SOLUTIONS, INC. AND SUBSIDIARIES
                   (Formerly Cohesive Network Systems, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                  Years Ended December 1, 1996, 1997 and 1998


  Short-Term Investments--While the Company's practice is to hold securities to maturity, the Company has classified all securities as available-for-sale securities, as the sale of such securities may be required prior to maturity to implement management strategies. The carrying value of securities is adjusted to fair market value, with unrealized gains and losses, net of deferred taxes, being excluded from earnings and reported as a separate component of stockholders' equity. Cost is based on the specific identification method for purposes of computing realized gains or losses. At December 31, 1997, the difference between fair value and amortized cost was not significant.

  Inventory--Inventory consists primarily of computer hardware held for resale and spare parts, and is stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

  Property and Equipment--Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which are generally two to five years.

  Intangibles--Intangibles resulting from the acquisition of technology service businesses are estimated by management to be primarily associated with the acquired workforce and technological know-how. As a result of the limited operating history of the entities acquired, the rapid technological changes occurring in the industry and the intense competition for qualified engineering professionals, recorded intangibles are amortized on the straight-line basis over the estimated periods of benefit, generally two to seven years. At December 31, 1997 and 1998, accumulated amortization was $2,493,000 and $9,227,000, respectively.

  At each balance sheet date, the Company assesses the value of recorded intangibles for possible impairment based upon a number of factors, including turnover of the acquired workforce and the undiscounted value of expected future operating cash flows in relation to its net investment in each subsidiary. Since inception, the Company has not recorded any provisions for possible impairment of intangible assets.

  Revenue Recognition--Revenue from services is recognized upon performance. Revenue from hardware and software sales is recognized upon shipment.

  Stock-Based Compensation--The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

  Income Taxes--Deferred tax liabilities are recognized for future taxable amounts and deferred tax assets are recognized for future deductions net of a valuation allowance to reduce net deferred tax assets to amounts that are more likely than not to be realized.

  Reclassifications--Certain prior year amounts have been reclassified to conform to the current year presentation. Other than the reclassification of redeemable preferred stock, these reclassifications had no effect on total stockholders' equity or net income (loss). Redeemable preferred stock has been reclassified from stockholders' equity to mezzanine equity to comply with SEC reporting requirements.

  Recently Issued Accounting Standards--In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," which requires an enterprise to report, by major components and as a single total, the change in its net assets during the period from nonowner sources. The Company adopted SFAS No. 130 in 1998. The Company's comprehensive income is the same as its net income (loss).

  In 1998, the AICPA issued a Statement of Position (SOP 98-1), which requires companies to capitalize the costs incurred to develop and install software for internal use. The Company adopted SOP 98-1 in 1998. Adoption of this statement did not impact the Company's financial position, results of operations or cash flows.

              COHESIVE TECHNOLOGY SOLUTIONS, INC. AND SUBSIDIARIES
                   (Formerly Cohesive Network Systems, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                  Years Ended December 1, 1996, 1997 and 1998


2. Property and Equipment

  Property and equipment consist of the following:

                                                             December 31,
                                                         ----------------------
                                                            1997        1998
                                                         ----------  ----------
     Computer and office equipment...................... $1,595,000  $2,877,000
     Software...........................................    135,000     968,000
     Furniture and fixtures.............................    223,000     389,000
     Vehicles...........................................     73,000      91,000
     Leasehold improvements.............................     52,000      86,000
                                                         ----------  ----------
                                                          2,078,000   4,411,000
     Accumulated depreciation and amortization..........   (837,000) (1,663,000)
                                                         ----------  ----------
     Property and equipment, net........................ $1,241,000  $2,748,000
                                                         ==========  ==========

  During 1998, the Company spent approximately $789,000 to purchase, install and implement new back office systems software. Of this amount, approximately $440,000 and $349,000 is payable in 1999 and 2000, respectively.

3. Acquisitions and Divestitures

  During the years ended December 31, 1996, 1997 and 1998, the Company made the following acquisitions:

                                                                       Total
                                                        Acquisition  Purchase
     Company                                               Date        Price
     -------                                            ----------- -----------
     Forte Computer Services, Inc......................     4/2/96  $ 2,020,000
     The Leftbank Operations, Inc......................    4/10/97    1,300,000
     R&D Networking, Inc...............................   8 /28/97    3,600,000
     Computer Lanscapes, Inc...........................  12/19/ 97    4,770,000
     Napier Corporation................................    1/28/98    3,500,000
     I. Consulting Corporation.........................    3/19/98      717,000
     Integrated Office Solutions, Inc..................     7/1/98    6,000,000
     Business Technologies, Inc........................    9/18/98   16,731,000
                                                                    -----------
       Total...........................................             $38,638,000
                                                                    ===========

  The total purchase prices above consist of (i) nonrefundable cash payments due on closing of the acquisition (approximately $18.1 million), (ii) 900,000 shares of Convertible Redeemable Series D preferred stock issued to the former shareholders of Business Technologies, Inc. (valued at $7.7 million) and
(iii) probable amounts to be paid in cash to the former owners of the acquired companies upon the attainment of certain performance criteria (the "Cash Earnouts") (approximately $12.8 million). Of the Cash Earnouts, $9.3 million were allocated to original purchase price as the performance criteria were considered probable of occurring as of the acquisition date. The remaining of Cash Earnouts were contingent upon continued employment and were recorded as Acquisition Related Charges during the employment periods. As of December 31, 1998, no additional amounts are contingent upon continued employment.

              COHESIVE TECHNOLOGY SOLUTIONS, INC. AND SUBSIDIARIES
                   (Formerly Cohesive Network Systems, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                  Years Ended December 1, 1996, 1997 and 1998


  During 1996, 1997 and 1998, the Company recognized Acquisition Related Charges comprised of the following:

                                                   Years Ended December 31,
                                                ------------------------------
                                                  1996      1997       1998
                                                -------- ---------- ----------
     Signing and retention bonuses............. $     -- $  500,000 $1,818,000
     Cash earnouts contingent upon continued
      employment...............................  964,000  1,417,000  1,696,000
     Reorganization expenses (primarily
      severance and relocation costs)..........       --         --    949,000
                                                -------- ---------- ----------
                                                $964,000 $1,917,000 $4,463,000
                                                ======== ========== ==========

  As of December 31, 1998, accrued liabilities included $283,000 of unpaid Acquisition Related Charges that will be paid in 1999.

  The acquisitions have been accounted for in accordance with the purchase method of accounting and the accompanying consolidated financial statements reflect the purchase price allocated to assets acquired and liabilities assumed based upon their fair values as of the acquisition date. The $34.5 million excess of the cash purchase price over the fair value of the net identifiable assets has been allocated to intangibles. The Company's results of operations include those of the acquired companies from their respective dates of acquisition.

  On July 25, 1997, the Company sold a portion of its software development group to an unrelated third party for $40 million. As of December 31, 1997, all of the proceeds except $4 million were available for operations. The remaining amount was placed in escrow. During 1998, this entire amount and the related accrued interest of $124,000 were released from escrow. In connection with this sale, the vesting of options held by employees of the software development division were accelerated by one year. This resulted in the Company recognizing $281,000 in stock compensation expense during fiscal 1997. The Company recorded a gain of $38 million during 1997 related to this sale.

  On November 26, 1997, the Company sold its Internet services division to an unrelated third party for $6 million. As of December 31, 1997, all of the proceeds except $1,050,000 were available for operations. The $1,050,000 amount was placed in escrow at the time of the sale and was recorded as a deferred gain at December 31, 1997. Of this amount, $942,000 was released to the Company and recognized as a gain on divestiture during 1998. The remaining $108,000 was released to the third party purchaser. In connection with this sale, the vesting of options held by employees of the Internet services division were accelerated by one year. This resulted in the Company recognizing $35,000 in stock compensation expense during fiscal 1997. The Company recorded gains of $3.9 million and $0.9 million during 1997 and 1998, respectively, related to this sale.

  The operating results of the Internet services division have been segregated from continuing operations and reported as discontinued operations in the accompanying statement of operations. Revenues for the discontinued operations were $3,721,000 and $3,805,000 for 1996 and 1997, respectively.

4. Lines of Credit

  The Company has a revolving line of credit from a bank that provides for borrowings up to $15 million through December 31, 1999. Borrowings under the line are secured by substantially all of the Company's assets and bear interest at varying rates based upon the bank's prime or LIBOR rate on the date of borrowing. In

              COHESIVE TECHNOLOGY SOLUTIONS, INC. AND SUBSIDIARIES
                   (Formerly Cohesive Network Systems, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                  Years Ended December 1, 1996, 1997 and 1998

addition, the line of credit restricts the payment by the Company of cash dividends or distributions on its common stock. The agreements require, among other things, that the Company satisfy certain financial covenants. As of December 31, 1998, the Company was in compliance with such covenants.

  As of December 31, 1997, the Company had two revolving lines of credit from banks, which provided for borrowings up to $1,000,000 each through June 2, 1998, and July 1, 1998. All outstanding amounts were fully paid during 1998 and the lines of credit were not renewed.

5. Redeemable Preferred Stock

 Preferred Stock

  Holders of Series A and B preferred stock are entitled to annual dividends at the rate of $7 per share when and if declared by the Board of Directors. Such dividends for Series A and B preferred stock shall be cumulative and shall accrue on each share of preferred stock from the date of original issuance of such share. Dividends for Series A and B are payable in preference and priority to convertible Series C and D preferred stock.

  In the event of a liquidation, dissolution or winding up of the Company, the Series A and B preferred stockholders are entitled to a liquidation preference of $100 per share plus all accrued but unpaid dividends. Upon payment of the liquidation preference (aggregating $10,368,000 at December 31, 1998), the remaining proceeds will be allocated to the convertible Series C and Series D preferred stockholders.

  The Company may redeem Series A and B preferred stock at any time. Redemption is mandatory (1) on January 31, 2000 or (2) in the event of the closing of a firm underwritten offering meeting certain criteria, if earlier. The redemption price shall be equal to $100 per share plus all accrued but unpaid dividends.

  The holders of Series A and B preferred stock are not entitled to vote on any matter to be voted on by the stockholders of the Company, except liquidation, dissolution, winding up, consolidation or merger of the Company, or sale of all or substantially all of the Company's assets, requires approval of two-thirds of the Series A and B preferred stock voting as a single class. Series A and B preferred stock is not convertible into common stock.

 Convertible Series D Preferred Stock

  Holders of redeemable convertible Series D preferred stock have the right to require redemption of the Series D shares at a price of $10 per share plus all declared but unpaid dividends. As of September 18, 1999, 2000 and 2001, the redemption rights will apply to 300,000, 600,000 and 900,000 Series D shares, respectively. The redemption rights expire as to all shares that have not been redeemed as of September 19, 2002. The carrying value of the Series D preferred stock is being accreted to its redemption price over the redemption period.

  In the event of a liquidation, dissolution or winding up of the Company, Series D preferred stockholders are entitled to a liquidation preference of $10 per share plus any declared and unpaid dividends. Upon payment of the Series D liquidation preference (aggregating $9 million at December 31, 1998), the remaining proceeds will be allocated to the preferred Series C, preferred Series D and common stockholders on an as converted basis.

  Each share of Series D preferred stock is convertible into one share of common stock at the option of the holder, subject to adjustment for certain dilutive issuances. Conversion of the Series D preferred stock is mandatory in the event of the closing of a firm underwritten public offering under the Securities Act of 1993.

  The holders of Series D preferred stock are entitled to one vote for each share of common stock into which the preferred stock is convertible.

              COHESIVE TECHNOLOGY SOLUTIONS, INC. AND SUBSIDIARIES
                   (Formerly Cohesive Network Systems, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                  Years Ended December 1, 1996, 1997 and 1998


6. Stockholders' Equity

 Convertible Series C Preferred Stock

  Holders of convertible Series C preferred stock are entitled to noncumulative annual dividends of $0.50 per share, when and if declared, and are payable in preference to any dividends on Series D preferred stock or common stock.

  In the event of a liquidation, dissolution or winding up of the Company, Series C preferred stockholders are entitled to a liquidation preference of $5 per share plus any declared and unpaid dividends. Upon payment of the liquidation preference (aggregating $4,000,000 at December 31, 1998), the remaining proceeds will be allocated to the Series D preferred stockholders.

  Each share of Series C preferred stock is convertible into one share of common stock at the option of the holder, subject to adjustment for certain dilutive issuances. Conversion of the Series C preferred stock is mandatory in the event of the closing of a firm underwritten public offering under the Securities Act of 1933, at a price of at least $5 per share and at an aggregate gross offering price of not less than $10,000,000, or upon the consent of the stockholders holding a majority of the outstanding Series C preferred stock.

  The holders of Series C preferred stock are entitled to one vote for each share of common stock into which the preferred stock is convertible.

 Stock Option Plans

  The Company has stock option plans (the "Plans") under which officers, employees, directors and consultants may be granted options to purchase shares of the Company's common stock. At December 31, 1998, 5,560,000 shares of the Company's common stock have been reserved for issuance under the Plans. The Plans permit incentive and nonqualified stock options to be granted at an exercise price not less than the fair market value on the date of grant with terms of up to ten years. Options generally vest over a four-year period.

  A summary of option activity under the Plans is as follows:

                                                                   Weighted
                                                     Number of     Average
                                                      Shares    Exercise Price
                                                     ---------  --------------
     Balances, January 1, 1996 (192,675 shares
      exercisable at a weighted average price of
      $0.10).......................................  1,523,100      $0.12
       Granted.....................................    933,500       0.32
       Exercised...................................   (129,850)      0.13
       Canceled....................................   (328,925)      0.17
                                                     ---------
     Outstanding, December 31, 1996 (405,750 shares
      exercisable at a weighted average price of
      $0.10).......................................  1,997,825       0.21
       Granted.....................................  1,409,850       1.14
       Exercised...................................   (770,038)      0.18
       Canceled....................................   (567,637)      0.49
                                                     ---------
     Outstanding, December 31, 1997 (294,625 shares
      exercisable at a weighted average price of
      $0.20).......................................  2,070,000       0.77
       Granted.....................................  2,769,333       2.58
       Exercised...................................   (632,850)      0.34
       Canceled....................................   (668,595)      1.82
                                                     ---------
     Outstanding, December 31, 1998................  3,537,888      $2.07
                                                     =========

              COHESIVE TECHNOLOGY SOLUTIONS, INC. AND SUBSIDIARIES
                   (Formerly Cohesive Network Systems, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                  Years Ended December 1, 1996, 1997 and 1998


  Additional information regarding options outstanding as of December 31, 1998 is as follows:

                              Options Outstanding        Options Exercisable
                       --------------------------------- --------------------
                                     Weighted
                                     Average    Weighted             Weighted
                                    Remaining   Average              Average
     Range of            Number    Contractual  Exercise   Number    Exercise
     Exercise Prices   Outstanding Life (Years)  Price   Exercisable  Prices
     ---------------   ----------- ------------ -------- ----------- --------
     $0.10-$0.11          237,500      6.6       $0.10     181,250    $0.10
      0.35- 1.00          502,950      7.8        0.55     205,550     0.48
      1.75- 2.00        1,242,923      9.0        1.90     136,125     1.77
      3.00              1,554,515      9.6        3.00          --       --
                        ---------                          -------
     $0.10-$3.00        3,537,888      8.9       $2.07     522,925    $0.69
                        =========                          =======

  At December 31, 1998, 714,443 shares were available for future grants under the Plans.

  During 1998, in connection with the resignation of certain officers and employees, the Company accelerated the vesting of options to purchase 244,000 shares of the Company's common stock. The Company recorded an associated $590,000 charge to compensation expense.

 Additional Stock Plan Information

  As discussed in Note 1, the Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and its related interpretations.

  SFAS No. 123, "Accounting for Stock-Based Compensation," requires the disclosure of pro forma net income (loss) had the Company adopted the fair value method since the Company's inception. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

  The Company's calculations were made using the minimum value method with the following weighted average assumptions: expected life, one year following vesting; risk free interest rate of 6%; and no dividends during the expected term. The Company's calculations are based on a multiple award valuation approach, and forfeitures are recognized as they occur. If the computed minimum values of the Company's stock-based awards to employees had been amortized to expense over the vesting period of the awards as specified under SFAS No. 123, net income (loss) available to common stockholders would have been $(5,226,000), $18,065,000 and $(10,562,000) in 1996, 1997 and 1998,
respectively. The estimated weighted-average minimum value per option as of the grant date for the awards granted for the years ended December 31, 1996, 1997 and 1998 were $0.06, $0.24 and $0.47, respectively.

              COHESIVE TECHNOLOGY SOLUTIONS, INC. AND SUBSIDIARIES
                   (Formerly Cohesive Network Systems, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                  Years Ended December 1, 1996, 1997 and 1998


7. Income Taxes

  The provision for (benefit from) income taxes on continuing operations consists of:

                                             Years Ended December 31,
                                        -------------------------------------
                                           1996         1997         1998
                                        -----------  -----------  -----------
     Current:
       Federal......................... $        --  $ 9,124,000  $(2,513,000)
       State...........................          --    2,326,000      (42,000)
                                        -----------  -----------  -----------
     Total current income taxes........          --   11,450,000   (2,555,000)
                                        -----------  -----------  -----------
     Deferred:
       Federal.........................   1,322,000      746,000      786,000
       State...........................     125,000       48,000      291,000
                                        -----------  -----------  -----------
     Total deferred income taxes.......   1,447,000      794,000    1,077,000
     Valuation allowance...............  (1,447,000)    (794,000)  (1,077,000)
                                        -----------  -----------  -----------
     Provision for (benefit from)
      income taxes..................... $        --  $11,450,000  $(2,555,000)
                                        ===========  ===========  ===========

  Deferred income tax assets are comprised of:

                                                            December 31,
                                                       ------------------------
                                                          1997         1998
                                                       -----------  -----------
     Deductible intangibles........................... $   833,000  $ 1,968,000
     Net operating losses.............................          --      139,000
     Deferred gain....................................     461,000      113,000
     Other............................................     150,000      301,000
                                                       -----------  -----------
     Total............................................   1,444,000    2,521,000
     Valuation allowance..............................  (1,444,000)  (2,521,000)
                                                       -----------  -----------
     Total net deferred income tax assets............. $        --  $        --
                                                       ===========  ===========

  The Company has net operating loss carryforwards of approximately $2.3 million for state income tax purposes, which will expire in 2003. The Company has deferred tax assets of approximately $1,444,000 and $2,521,000 as of December 31, 1997 and 1998, respectively, resulting primarily from basis differences in intangibles and other items. However, because realization of these benefits depends on the generation of future taxable income, which is subject to uncertainty, the Company has placed a full valuation allowance against the deferred tax assets.

  The Tax Reform Act of 1986 and California Conformity Act of 1987 impose substantial restrictions on the utilization of net operating losses in the event of an "ownership change" as defined in the Internal Revenue Code. Any such ownership change could significantly limit the Company's ability to utilize its tax carryforwards.

8. Employee Benefit Plan

  The Company has a qualified employee salary savings plan (401(k) plan). The 401(k) plan allows the Company to make discretionary contributions of a certain percentage of employees' contributions to the 401(k) plan. The Company made no contributions during 1996 and 1997 and the Company made a $12,000 contribution during 1998.

              COHESIVE TECHNOLOGY SOLUTIONS, INC. AND SUBSIDIARIES
                   (Formerly Cohesive Network Systems, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                  Years Ended December 1, 1996, 1997 and 1998


9. Commitments and Contingencies

  The Company leases its facilities under various operating leases that extend through February 2003. Rental expense for the Company's facilities was $356,000, $530,000 and $987,000, for 1996, 1997 and 1998, respectively.

  Future minimum operating lease payments at December 31, 1998 are approximately as follows:

     Fiscal Year
     -----------
      1999.......................................................... $  802,000
      2000..........................................................    595,000
      2001..........................................................    428,000
      2002..........................................................     67,000
      2003..........................................................     10,000
                                                                     ----------
     Total minimum lease payments................................... $1,902,000
                                                                     ==========

  The Company is party to various litigation arising in the normal course of its operations. In the opinion of management, the ultimate liability for these matters, if any, will not have a material adverse effect on the Company's financial position or results of operations.

10. Subsequent Events

  On April 21, 1999, the Company entered into a definitive agreement to be acquired by Exodus Communications, Inc. (Exodus) for cash and common stock valued at approximately $100 million. The acquisition is expected to close in mid-1999, subject to regulatory review and approval. Upon closing of the acquisition, the Company will exchange all outstanding preferred and common stock for cash and shares of Exodus common stock at that date.

              COHESIVE TECHNOLOGY SOLUTIONS, INC. AND SUBSIDIARIES
                   (Formerly Cohesive Network Systems, Inc.)

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                       December     March 31,
                                                       31, 1998*      1999
                                                      -----------  -----------
                                                                   (Unaudited)
                       ASSETS
Current assets:
  Cash and cash equivalents.......................... $ 3,580,000  $ 1,845,000
  Accounts receivable, net of allowance for doubtful
   accounts of $962,000 and $972,000, respectively...   7,561,000   10,633,000
  Income tax receivable..............................   1,984,000    1,997,000
  Inventory..........................................     422,000      198,000
  Prepaid expenses...................................     758,000      683,000
                                                      -----------  -----------
    Total current assets.............................  14,305,000   15,356,000

Property and equipment, net..........................   2,748,000    2,773,000

Other assets.........................................      60,000      109,000

Intangibles, net.....................................  26,454,000   24,263,000
                                                      -----------  -----------

Total assets......................................... $43,567,000  $42,501,000
                                                      ===========  ===========

     LIABILITIES, REDEEMABLE PREFERRED STOCK AND
                STOCKHOLDERS' EQUITY
Current liabilities:
  Revolving line of credit and current portion of
   long-term obligations............................. $ 7,437,000  $ 8,030,000
  Accounts payable...................................   2,316,000    3,437,000
  Amounts due under acquisition agreements...........   6,896,000    5,697,000
  Accruals and other current liabilities.............   3,547,000    4,243,000
                                                      -----------  -----------
    Total current liabilities........................  20,196,000   21,407,000

Long-term obligations................................     349,000      246,000
                                                      -----------  -----------
    Total liabilities................................  20,545,000   21,653,000
                                                      -----------  -----------

Commitments and contingencies........................          --           --

Redeemable preferred stock...........................  18,274,000   18,586,000
                                                      -----------  -----------

Stockholders' equity:
  Convertible preferred stock........................   4,000,000    4,000,000
  Common stock.......................................     139,000      140,000
  Additional paid-in capital.........................   3,364,000    3,425,000
  Accumulated deficit................................  (2,755,000)  (5,303,000)
                                                      -----------  -----------
    Total stockholders' equity.......................   4,748,000    2,262,000
                                                      -----------  -----------

Total liabilities, redeemable preferred stock and
 stockholders' equity................................ $43,567,000  $42,501,000
                                                      ===========  ===========

--------
*Derived from audited consolidated financial statements.

           See notes to consolidated condensed financial statements.

              COHESIVE TECHNOLOGY SOLUTIONS, INC. AND SUBSIDIARIES
                   (Formerly Cohesive Network Systems, Inc.)

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                               Three Months Ended March 31,
                                               ------------------------------
                                                    1998            1999
                                               --------------  --------------
                                                        (Unaudited)
Revenues:
  Service revenues............................ $    5,070,000  $    8,930,000
  Product revenues............................      3,545,000       2,785,000
                                               --------------  --------------
    Total revenues............................      8,615,000      11,715,000

Cost of Revenues:
  Costs of service revenues...................      2,625,000       5,884,000
  Costs of product revenues...................      3,182,000       2,384,000
                                               --------------  --------------
    Total cost of revenues....................      5,807,000       8,268,000
                                               --------------  --------------

Gross profit..................................      2,808,000       3,447,000
                                               --------------  --------------

Operating expenses:
  Sales and marketing.........................      1,351,000       1,329,000
  General and administrative..................      2,063,000       1,922,000
  Amortization of intangibles.................      1,308,000       2,191,000
  Acquisition related charges.................      1,837,000             --
                                               --------------  --------------
    Total operating expenses..................      6,559,000       5,442,000
                                               --------------  --------------

Operating loss................................     (3,751,000)     (1,995,000)
                                               --------------  --------------

Interest income (expense), net................        246,000        (241,000)
                                               --------------  --------------

Loss before income taxes......................     (3,505,000)     (2,236,000)

Benefit from income taxes.....................        413,000             --
                                               --------------  --------------

Net loss......................................     (3,092,000)     (2,236,000)

Dividends and accretion on redeemable
 preferred stock..............................       (156,000)       (312,000)
                                               --------------  --------------

Net loss applicable to common stockholders.... $   (3,248,000) $   (2,548,000)
                                               ==============  ==============

           See notes to consolidated condensed financial statements.

              COHESIVE TECHNOLOGY SOLUTIONS, INC. AND SUBSIDIARIES
                   (Formerly Cohesive Network Systems, Inc.)

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        Three Months Ended
                                                             March 31,
                                                      ------------------------
                                                         1998         1999
                                                      -----------  -----------
                                                            (Unaudited)
Cash flows from operating activities:
  Net loss........................................... $(3,092,000) $(2,236,000)
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization....................   1,374,000    2,433,000
    Stock compensation expense.......................          --       13,000
    Interest income on restricted cash...............     (1,000)           --
    Changes in assets and liabilities, net of effect
     of acquisitions:
      Accounts receivable............................  (1,379,000)  (3,072,000)
      Income taxes receivable........................  (2,419,000)    (13,000)
      Inventory......................................      40,000      224,000
      Prepaid expenses...............................     131,000       75,000
      Other assets...................................     (10,000)     (49,000)
      Accounts payables..............................     139,000    1,121,000
      Amounts due under acquisition agreements.......     642,000           --
      Accruals and other current liabilities.........     562,000      696,000
                                                      -----------  -----------
        Net cash used by operating activities........  (4,013,000)    (808,000)
                                                      -----------  -----------

Cash flows from investing activities:
  Purchase of short-term investments.................   2,815,000           --
  Acquisitions, net of cash acquired.................  (1,539,000)          --
  Repayment of acquisition obligations...............    (700,000)  (1,199,000)
  Purchase of property and equipment.................    (291,000)    (267,000)
  Proceeds from divestitures.........................   2,000,000           --
                                                      -----------  -----------
        Net cash provided by (used for) investing
         activities..................................   2,285,000  (1,466,000)
                                                      -----------  -----------

Cash flows from financing activities:
  Proceeds on line of credit.........................     154,000      502,000
  Repayments of long-term obligations................          --      (12,000)
  Issuance of common stock...........................      70,000       49,000
                                                      -----------  -----------
        Net cash provided by financing activities....     224,000      539,000
                                                      -----------  -----------

Net decrease in cash.................................  (1,504,000)  (1,735,000)

Cash and cash equivalents--beginning of period.......   3,217,000    3,580,000
                                                      -----------  -----------

Cash and cash equivalents--end of period............. $ 1,713,000  $ 1,845,000
                                                      ===========  ===========

           See notes to consolidated condensed financial statements.

              COHESIVE TECHNOLOGY SOLUTIONS, INC. AND SUBSIDIARIES
                   (Formerly Cohesive Network Systems, Inc.)

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999

1. Basis of Presentation

  The accompanying unaudited consolidated financial statements have been prepared by the Company, and, do not include all of the disclosures normally required by generally accepted accounting principles. The unaudited financial information has been prepared in accordance with the Company's customary accounting policies and practices. In the opinion of management, all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation of results of operations for the periods, have been included. Results of operations for the interim periods are not necessarily indicative of results for the full year.

2. Inventory

  Inventory consists primarily of computer hardware held for sale and spare parts, and is stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

3. Line of Credit

  At March 31, 1999, the Company was not in compliance with its line of credit covenants. The Company has obtained a waiver from the bank with respect to the covenant violations.

4. Litigation

  The Company is party to various litigation arising in the normal course of its operations. In the opinion of management, the ultimate liability for these matters, if any, will not have a material adverse effect on the Company's financial position or results of operations.

5. Subsequent Events

  On April 21, 1999, the Company entered into a definitive agreement to be acquired by Exodus Communications, Inc. (Exodus) for cash and common stock valued at approximately $100.0 million at that date. The acquisition is expected to close in mid-1999, subject to regulatory review and approval. Upon closing of the acquisition, the Company will exchange all outstanding preferred and common stock for cash and shares of Exodus common stock.

                                     ******

                                                                      Appendix A



                      AGREEMENT AND PLAN OF REORGANIZATION

                                  BY AND AMONG

                          EXODUS COMMUNICATIONS, INC.,

                      COHESIVE TECHNOLOGY SOLUTIONS, INC.,

                                      AND

                            MARLEY ACQUISITION CORP.

                                 April 21, 1999

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
 1. PLAN OF REORGANIZATION.................................................  A-1
 1.1  The Merger..........................................................   A-1
 1.2  Fractional Shares...................................................   A-3
 1.3  Escrow Agreement....................................................   A-3
 1.4  Effects of the Merger...............................................   A-4
 1.5  Further Assurances..................................................   A-4
 1.6  Registration on Form S-4............................................   A-4
 1.7  Hart-Scott-Rodino Filings...........................................   A-4
 1.8  Tax-Free Reorganization.............................................   A-4
 1.9  Purchase Accounting.................................................   A-4
 1.10 Dissenting Shares...................................................   A-5
 1.11 Employment/Noncompetition Agreements................................   A-5

 2. REPRESENTATIONS AND WARRANTIES OF CTSI.................................  A-5
 2.1  Organization and Good Standing......................................   A-5
 2.2  Power, Authorization and Validity...................................   A-5
 2.3  Capitalization......................................................   A-5
 2.4  Subsidiaries and Guaranties.........................................   A-6
 2.5  No Violation of Existing Agreements or Laws.........................   A-6
 2.6  Litigation..........................................................   A-7
 2.7  CTSI Financial Statements...........................................   A-7
 2.8  Taxes...............................................................   A-7
 2.9  Title to Properties.................................................   A-8
 2.10 Absence of Certain Changes..........................................   A-9
 2.11 Agreements and Commitments..........................................  A-10
 2.12 Intellectual Property...............................................  A-11
 2.13 Compliance with Laws................................................  A-11
 2.14 Certain Transactions and Agreements.................................  A-12
 2.15 Employees...........................................................  A-12
 2.16 Corporate Documents.................................................  A-13
 2.17 No Brokers..........................................................  A-14
 2.18 Disclosure..........................................................  A-14
 2.19 Books and Records...................................................  A-14
 2.20 Insurance...........................................................  A-14
 2.21 Environmental Matters...............................................  A-14
 2.22 Government Contracts................................................  A-15
 2.23 Year 2000 Conformity................................................  A-15
 2.24 Warranties, Guarantees and Indemnities..............................  A-15
 2.25 No Stockholder Claims...............................................  A-16
 2.26 Customer Relationships..............................................  A-16
 2.27 Product and Service Quality.........................................  A-16
 2.28 Information Supplied................................................  A-16
 2.29 Inventory...........................................................  A-16
 2.30 Debt; Earn Out Provisions...........................................  A-16

 3. REPRESENTATIONS AND WARRANTIES OF EXODUS AND NEWCO..................... A-16
 3.1  Organization and Good Standing......................................  A-16
 3.2  Power, Authorization and Validity...................................  A-17
 3.3  No Violations.......................................................  A-17
 3.4  Disclosure..........................................................  A-17

                                                                            Page
                                                                            ----
 3.5  Newco...............................................................  A-17
 3.6  Information Supplied................................................  A-18
 3.7  Authorized/Outstanding Capital Stock................................  A-18

 4. CTSI PRECLOSING COVENANTS.............................................. A-18
 4.1  Advice of Changes...................................................  A-18
 4.2  Maintenance of Business.............................................  A-18
 4.3  Conduct of Business.................................................  A-18
 4.4  Certain Agreements..................................................  A-20
 4.5  Stockholder Approval................................................  A-20
 4.6  Regulatory Approvals................................................  A-20
 4.7  Necessary Consents..................................................  A-20
 4.8  Litigation..........................................................  A-20
 4.9  No Other Negotiations...............................................  A-20
 4.10 Access to Information...............................................  A-21
 4.11 Satisfaction of Conditions Precedent................................  A-21
 4.12 Blue Sky Laws.......................................................  A-21
 4.13 Notification of Employee Problems...................................  A-21
 4.14 Termination of Benefit Plans........................................  A-21
 4.15 Stockholder Approval; Voting Agreement..............................  A-21
 4.16 Prospectus/Proxy Statement..........................................  A-21
 4.17 Rescission Offer....................................................  A-21
 4.18 Insurance...........................................................  A-21

 5. EXODUS PRECLOSING COVENANTS............................................ A-22
 5.1  Access to Information...............................................  A-22
 5.2  Satisfaction of Conditions Precedent................................  A-22
 5.3  Regulatory Approvals................................................  A-22
 5.4  Employee Matters....................................................  A-22
 5.5  Indemnification.....................................................  A-22
 5.6  Cooperation in Obtaining Necessary Consents.........................  A-23

 6. CLOSING MATTERS........................................................ A-23
 6.1  The Closing.........................................................  A-23
 6.2  Exchange of Certificates and Cash...................................  A-23
 6.3  Assumption of Options and Warrants..................................  A-24

 7. CONDITIONS TO OBLIGATIONS OF CTSI...................................... A-24
 7.1  Accuracy of Representations and Warranties..........................  A-24
 7.2  Covenants...........................................................  A-24
 7.3  Compliance with Law.................................................  A-24
 7.4  Government Consents.................................................  A-24
 7.5  No Litigation.......................................................  A-24
 7.6  Opinion of Exodus' Counsel..........................................  A-24
 7.7  Tax Representations.................................................  A-24
 7.8  Hart-Scott-Rodino Compliance........................................  A-24
 7.9  Stockholder Approval................................................  A-25
 7.10 Form S-4............................................................  A-25
 7.11 Discharge of Debt...................................................  A-25

 8. CONDITIONS TO OBLIGATIONS OF EXODUS.................................... A-25
 8.1  Accuracy of Representations and Warranties..........................  A-25
 8.2  Covenants...........................................................  A-25
 8.3  Absence of Material Adverse Change..................................  A-25

                                                                            Page
                                                                            ----
 8.4   Compliance with Law................................................  A-25
 8.5   Government Consents................................................  A-25
 8.6   Consents...........................................................  A-25
 8.7   Opinion of CTSI's Counsel..........................................  A-25
 8.8   Requisite Approvals................................................  A-25
 8.9   No Litigation......................................................  A-25
 8.10  Escrow.............................................................  A-25
 8.11  Warrants Exercised.................................................  A-26
 8.12  Tax Representations................................................  A-26
 8.13  Hart-Scott-Rodino Compliance.......................................  A-26
 8.14  Form S-4...........................................................  A-26
 8.15  Discharge of Debt and Obligations to Preferred Holders.............  A-26
 8.16  Resignations Tendered..............................................  A-26
 8.17  Comfort Letter.....................................................  A-26

 9. TERMINATION OF AGREEMENT............................................... A-26
 9.1   Termination........................................................  A-26
 9.2   Certain Continuing Obligations.....................................  A-27

 10. SURVIVAL OF REPRESENTATIONS, INDEMNIFICATION AND REMEDIES,
    CONTINUING COVENANTS................................................... A-27
 10.1  Survival of Representations........................................  A-27
 10.2  CTSI Stockholders Agreement to Indemnify...........................  A-27
 10.3  Tax Refund.........................................................  A-28
 10.4  Distribution of Maximum Earn Out Liability Balance.................  A-29
 10.5  Distribution of E-Rate Receivable Proceeds.........................  A-29

 11. MISCELLANEOUS......................................................... A-29
 11.1  Governing Law; Dispute Resolution..................................  A-29
 11.2  Assignment; Binding Upon Successors and Assigns....................  A-30
 11.3  Severability.......................................................  A-30
 11.4  Counterparts.......................................................  A-30
 11.5  Other Remedies.....................................................  A-30
 11.6  Amendment and Waivers..............................................  A-31
 11.7  No Waiver..........................................................  A-31
 11.8  Expenses...........................................................  A-31
 11.9  Notices............................................................  A-31
 11.10 Construction of Agreement..........................................  A-32
 11.11 No Joint Venture...................................................  A-32
 11.12 Further Assurances.................................................  A-32
 11.13 Absence of Third Party Beneficiary Rights..........................  A-32
 11.14 Public Announcement................................................  A-32
 11.15 Confidentiality....................................................  A-32
 11.16 Time is of the Essence.............................................  A-33
 11.17 Entire Agreement...................................................  A-33

Exhibits:

Exhibit A   Form of Escrow Agreement
Exhibit B   Voting Agreement

                      AGREEMENT AND PLAN OF REORGANIZATION

  THIS AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement") is entered into as of April 21, 1999, by and among Exodus Communications, Inc., a Delaware corporation ("Exodus"), Cohesive Technology Solutions, Inc., a Delaware corporation ("CTSI"), and Marley Acquisition Corp., a Delaware corporation that is a wholly-owned subsidiary of Exodus ("Newco).

                                    RECITALS

  A. The parties intend that, subject to the terms and conditions hereinafter set forth, CTSI will merge with and into Newco in a forward triangular merger (the "Merger"), with Newco to be the surviving corporation of the Merger, all pursuant to the terms and conditions of this Agreement and the applicable provisions of the General Corporation Law of the State of Delaware ("Delaware Law"). Upon the effectiveness of the Merger, (i) all the outstanding Common Stock and to the extent herein provided, Preferred Stock of CTSI will be converted into the right to receive shares of Common Stock of Exodus and cash in the amounts specified herein (collectively, the "Merger Consideration") , and (ii) Exodus will assume outstanding options and warrants to purchase the Common Stock and Preferred Stock of CTSI, all in the manner and on the basis determined herein.

  B. The Merger is intended to be treated in accordance with the purchase method of accounting and as a tax-free reorganization pursuant to the provisions of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"), by virtue of the provisions of Section 368(a)(2)(D) of the Code.

  NOW, THEREFORE, the parties hereto agree as follows:

  1. PLAN OF REORGANIZATION

       1.1 The Merger. A Certificate of Merger containing only the information required by Section 251(d) of the Delaware Law (the "Certificate of Merger") will be filed with the Secretary of State of the State of Delaware as soon as practicable after the Closing (as defined in Section 6.1 below). The effective time of the Merger (the "Effective Time") will occur upon the filing of the Certificate of Merger with the Delaware Secretary of State, or on such other date as the parties hereto may mutually agree upon. Subject to the terms and conditions of this Agreement, CTSI will be merged with and into Newco in a statutory merger pursuant to this Agreement and in accordance with applicable provisions of Delaware law as follows:

          1.1.1 Conversion of CTSI Preferred Stock. At the Effective Time each share of Preferred Stock of CTSI issued and outstanding immediately prior thereto (other than Dissenting Shares (as defined below)) (and other than shares of Series D Preferred Stock which will be automatically converted to CTSI Common Stock immediately prior to the Merger pursuant to the Certificate of Incorporation of CTSI) shall be canceled and converted into the right to receive a portion of the Merger Consideration as follows:

        (a) in the case of CTSI's Series A and Series B 7% Cumulative Redeemable Preferred Stock, an amount in cash equal to $100 per share, the redemption value of a share of Series A and Series B Preferred Stock, plus any accrued and unpaid dividends thereon through the Effective Time;

        (b) in the case of CTSI's Series C Preferred Stock, an amount equal to $5 per share, the liquidation value of a share of Series C Preferred Stock, plus any declared and unpaid dividends thereon through the Effective Time; and

        (c) in the case of the holders of CTSI's Series D Preferred Stock, CTSI shall pay an amount in cash equal to the difference between (x) $10 per share and (y) the aggregate fair market value of the shares of Exodus Common Stock and cash received for each share of CTSI issued upon conversion of the Series D Preferred Stock as of the Effective Time all as required under Section 4.1 of that certain Shareholder Agreement dated September 18, 1998 by and among CTSI, Paul J. Brady, John T. Towner and Karl J. Pessinis ("Shareholder Agreement"), with the amount due under this clause ( c) to be as set forth in the spread sheet included in Item 2.3 of the CTSI Disclosure Letter (as defined below)):.

          1.1.2 Conversion of CTSI Shares. Each share of CTSI Common Stock, $0.01 par value (the "CTSI Common Stock") that is issued and outstanding immediately prior to the Effective Time (including CTSI Common Stock issued upon the automatic conversion of the Series D Preferred Stock), will, by virtue of the Merger and at the Effective Time (other than Dissenting Shares), and without further action on the part of any holder thereof, be converted into the Applicable Number (determined in accordance with Section 1.1.4 hereof) of fully paid and nonassessable shares of Exodus Common Stock, $0.001 par value ("Exodus Common Stock"), and the right to receive, subject to Section 1.3, the Per Share Cash Consideration (determined in accordance with Section 1.1.4 hereof).

          1.1.3 Assumptions of Options. Effective at the Effective Time, Exodus will assume all the outstanding options (whether vested or unvested) (but not warrants) to purchase CTSI Common Stock listed on Item 2.3 (as described in
Section 2.3(b) below) (the "CTSI Options"). Each CTSI Option shall be converted into an option (an "Exodus Option"), to purchase that number of shares of Exodus Common Stock that is equal to the number of shares of CTSI Common Stock, that could be purchased pursuant to the CTSI Option immediately prior to the Effective Time multiplied by the sum of (a) the Applicable Number (determined in accordance with Section 1.1.4 hereof) plus (b) the number determined by dividing the Per Share Cash Consideration (determined in accordance with Section 1.1.4 hereof) by the Closing Price Per Share, such number of shares being rounded down to the nearest whole share. The exercise price per share of Exodus Common Stock purchasable under each such Exodus Option shall be equal to the exercise price per share of CTSI Common Stock under the corresponding CTSI Option divided by the sum of (a) the Applicable Number plus (b) the number determined by dividing the Per Share Cash Consideration by the Closing Price Per Share, such exercise price being rounded up to the nearest whole cent. All of the other terms and conditions of each Exodus Option will be the same in all material respects to the corresponding CTSI Option. No cash will be paid in lieu of fractional shares which are rounded down pursuant to this Section.

          1.1.4  Definitions; Consideration; Collar.

        (a) Unless there is an adjustment to the shares to be issued in the Merger pursuant to Section 1.1.5 below, the "Applicable Number" shall be determined by dividing (i) the "Total Exodus Shares" (as defined below) by (ii) the number of shares CTSI Common Stock outstanding at the Effective Time plus (x) the total number of shares of CTSI Common Stock issuable upon exercise of all vested CTSI Options outstanding at the Effective Time ("Vested CTSI Options") and (y) the number of shares of CTSI Common Stock issuable upon conversion of CTSI's outstanding Series D Preferred Stock (the "Fully-Diluted CTSI Common Stock"). Subject to Section 1.3, the "Aggregate Cash Consideration" to be given in consideration for the conversion of the CTSI Common Stock shall equal $50,000,000 less the sum of (w) the Debt, (x) the Maximum Earn Out Liability, (y) the cash allocated to CTSI's Preferred Stock pursuant to Section 1.1.1, and (z) any and all cash paid for fractional shares pursuant to
      Section 1.2 hereof. Subject to Section 1.3, the "Per Share Cash Consideration" to be given in consideration for the conversion of each share of CTSI Common Stock (including the shares of CTSI Common Stock issued upon conversion of CTSI's Series D Preferred Stock) shall be determined by dividing (i) the Aggregate Cash Consideration by (ii) the Fully Diluted CTSI Common Stock.

        (b) The "Total Exodus Shares" shall mean the total number of shares of Exodus Common Stock to be issued in the Merger to the holders of CTSI capital stock ("CTSI Stockholders") (which shall equal (A) $50,000,000 divided by (B) the average closing price (the "Closing Price Per Share") as quoted on the Nasdaq National Market of one share of Exodus Common Stock for the five trading days prior to and including the trading day ending one day prior to the

      Closing Date (as defined in Section 6.1 hereof) as reported in The Wall Street Journal)); provided, however, that notwithstanding the foregoing:

                (1) in the event that the Closing Price Per Share would result in the Total Exodus Shares (as calculated in subsection (b) above) exceeding one million (1,000,000) (i.e., the Closing Price Per Share is below fifty dollars ($50), then Exodus may unilaterally terminate this Agreement upon delivery of written notice to CTSI, without further liability to CTSI or any CTSI Stockholder, unless CTSI shall agree, within two business days of the receipt of such notice, to fix the Total Exodus Shares at [one million (1,000,000)].

                (2) in the event that Closing Price Per Share is between
              [ninety five dollars ($95.00) and one hundred two dollars fifty cents ($102.50)] inclusive, the Total Exodus Shares shall equal five hundred twenty six thousand three hundred sixteen (526,316); and

                (3) in the event that the Closing Price Per Share exceeds one hundred two dollars fifty cents ($102.50), the Total Exodus Shares shall equal (A) $53,947,390 divided by (B) the Closing Price Per Share.

        (d) The "Debt" shall mean all of CTSI's indebtedness, as of Closing, for money borrowed, including bank debt, any other interest bearing debt, and any severance payments or "golden parachute" payments or arrangements agreed to by the Company since April 7, 1999, as set out in Item 1.1.4(d), which schedule will be updated through and to the time of Closing on a monthly basis by CTSI, with each such update to be certified to be correct by CTSI's Chief Financial Officer and delivered to Exodus with associated back up documentation demonstrating its accuracy.

        (e) "Maximum Earn Out Liability" means $5,500,000 as adjusted so that the representation in Section 2.30 is true at Closing.

        (f) "Earn Out Provisions" means each and all of the earn out provisions in any agreements to which CTSI is a party pursuant to which CTSI acquired other companies, as disclosed on Item 1.1.4(d).

          1.1.5 Adjustments for Capital Changes. If prior to the Merger, Exodus or CTSI recapitalizes either through a split-up of its outstanding shares into a greater number, or through a combination of its outstanding shares into a lesser number, or reorganizes, reclassifies or otherwise changes its outstanding shares into the same or a different number of shares of other classes (other than through a split-up or combination of shares provided for in the previous clause), or declares a dividend on its outstanding shares payable in shares or securities convertible into shares, the calculation of the Applicable Number and the Per Share Cash Consideration governing the conversion of CTSI Common Stock will be adjusted appropriately.

       1.2 Fractional Shares. No fractional shares of Exodus Common Stock will be issued in connection with the Merger, but in lieu thereof, the holder of any shares of CTSI Company Stock who would otherwise be entitled to receive a fraction of a share of Exodus Common Stock will receive from Exodus, promptly after the Effective Time, an amount of cash equal to the Closing Price Per Share multiplied by the fraction of a share of Exodus Common Stock to which such holder would otherwise be entitled.

       1.3 Escrow Agreement. Pursuant to an Escrow Agreement to be entered into on or before the Closing Date in substantially the form of Exhibit A (the "Escrow Agreement"), among Exodus, CTSI, the Representative (as defined in Section of the Escrow Agreement hereof) of the CTSI Stockholders and State Street Bank and Trust Company (the "Escrow Agent"), Exodus will withhold, pro rata, from the total cash consideration that would otherwise be delivered to each of the holders of CTSI Common Stock (other than the holders of shares issued upon conversion of the Series D Preferred Stock), an aggregate of Ten Million Dollars ($10,000,000) (the "Escrow Cash"). Promptly after the Closing Date, Exodus will deposit or cause to be deposited in escrow pursuant to the Escrow Agreement, the Escrow Cash. The Escrow Cash will be held in escrow as collateral for the indemnification obligations of the CTSI Stockholders under Section 10.2 below and pursuant to the Escrow Agreement pending release from escrow pursuant to the Escrow Agreement.

       1.4 Effects of the Merger. At the Effective Time: (a) the separate existence of CTSI will cease and CTSI will be merged with and into Newco and Newco will be the surviving corporation pursuant to the terms of this Agreement; (b) the Certificate of Incorporation and Bylaws of Newco will continue unchanged as the Certificate of Incorporation and Bylaws of the surviving corporation; (c) each share of CTSI Capital Stock and each CTSI Option outstanding immediately prior to the Effective Time will be converted as provided in this Section 1; (d) the directors and executive officers of Exodus and Newco will remain unchanged; and (e) the Merger will, at and after the Effective Time, have all of the effects provided by applicable law.

       1.5 Further Assurances. CTSI and the CTSI Stockholders agree that if, at any time after the Effective Time, Exodus considers or is advised that any further deeds, assignments or assurances are reasonably necessary or desirable to vest, perfect or confirm in Exodus or Newco title to any property or rights of CTSI as provided herein, Exodus and any of its officers are hereby authorized by CTSI to execute and deliver all such proper deeds, assignments and assurances and do all other things necessary or desirable to vest, perfect or confirm title to such property or rights in Exodus or Newco and otherwise to carry out the purposes of this Agreement, in the name of CTSI, the CTSI Stockholders or otherwise.

       1.6 Registration on Form S-4. The Exodus Common Stock to be issued in the Merger shall be registered under the Securities Act of 1933, as amended (the "Securities Act") on Form S-4. As promptly as practicable after the date of this Agreement, Exodus and CTSI shall prepare and file with the SEC a Form S-4 registration statement (the "Form S-4") together with the prospectus/proxy statement included therein (the "Prospectus/Proxy Statement") and any other documents required by the Securities Act, or the Securities Exchange Act of 1934, as amended (the "Exchange Act") in connection with the Merger. Each of Exodus and CTSI shall use commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Exodus shall also take any action required to be taken under any applicable state securities or "blue sky" laws in connection with the issuance of the Exodus Common Stock in the Merger. CTSI shall furnish to Exodus all information concerning CTSI and the CTSI Stockholders as may be reasonably requested in connection with any action contemplated by this Section 1.6.

       1.7 Hart-Scott-Rodino Filings. Each of Exodus and CTSI will promptly prepare and file the applicable notices (if any) required to be filed by it under the Hart-Scott-Rodino Antitrust Improvements Act (the "HSR Act"), and comply promptly with any requests to it from the Federal Trade Commission or United States Department of Justice for additional information.

       1.8 Tax-Free Reorganization. The parties intend to adopt this Agreement as a tax-free plan of reorganization and to consummate the Merger in accordance with the provisions of Section 368(a)(1)(A) of the Code, by virtue of the provisions of Section 368(a)(2)(D) of the Code. For purposes of this Section 1.8, Exodus and CTSI agree to report the transactions contemplated in this Agreement in a manner consistent with the reorganization treatment they intend and will not take any position inconsistent therewith in any tax return, refund claim, litigation or otherwise unless required to do so by any governmental authority. The shares of Exodus Common Stock issued in the Merger will be issued solely in exchange for the issued and outstanding shares of CTSI Common Stock pursuant to this Agreement, and no other transaction other than the Merger represents, provides for or is intended to be an adjustment to the consideration paid for the CTSI Common Stock. Except for the Aggregate Cash Consideration paid for the CTSI Common Stock and cash paid in lieu of fractional shares, no consideration that could constitute "other property" within the meaning of Section 356 of the Code will be paid by Exodus for shares of CTSI Common Stock in the Merger. At the Closing (as defined in Section 6.1 hereof), officers of CTSI and officers of Exodus will execute and deliver officers' certificates in mutually agreed to and approved by the Parties' respective Counsel.

       1.9 Purchase Accounting. The parties intend that the Merger be treated as a purchase for accounting purposes.

       1.10 Dissenting Shares. Holders of shares of CTSI capital stock who have complied with all requirements for perfecting stockholders' rights of appraisal, as set forth in Section 262 of the Delaware Law, shall be entitled to their rights under the Delaware Law with respect to such shares ("Dissenting Shares").

       1.11 Employment/Noncompetition Agreements. Simultaneously with execution of this Agreement, Exodus has entered into employment agreements and/or noncompletion/nonsolicitation agreements in mutually agreed form with each of Steve Bennion, Paul Brady and Dennis Rohan, which agreements will become effective upon the Effective Time of the Merger.

  2. REPRESENTATIONS AND WARRANTIES OF CTSI

       CTSI hereby represents and warrants that, except as disclosed in the CTSI disclosure letter (the "CTSI Disclosure Letter") delivered by CTSI to Exodus herewith, including items in the CTSI Disclosure Letter referred to as "Items" below:

       2.1 Organization and Good Standing. Except as disclosed in Item 2.1, CTSI and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the State of its incorporation, has the corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted and as proposed to be conducted and is qualified as a foreign corporation in each jurisdiction where the nature of its business or location of its properties requires such qualification and where the failure to qualify would have a Material Adverse Effect.

       2.2 Power, Authorization and Validity.

          2.2.1 CTSI has the right, power, legal capacity and authority to enter into and perform its obligations under this Agreement and all agreements to which CTSI is or will be a party that are required to be executed pursuant to this Agreement (the "CTSI Ancillary Agreements"). This Agreement and the CTSI Ancillary Agreements have been or will be duly executed and delivered. The execution, delivery and performance of this Agreement and the CTSI Ancillary Agreements have been duly and validly approved and authorized by all necessary corporate action on the part of CTSI (other than the approval and adoption of this Agreement by the stockholders of CTSI as required under Delaware law).

          2.2.2 No filing, authorization or approval with or of any governmental entity is necessary or required to be made or obtained to enable CTSI to enter into, and to perform its obligations under, this Agreement and the CTSI Ancillary Agreements, except for (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, the filing of such officers' certificates and other documents as are required to effectuate the Merger under Delaware law and the filing of appropriate documents with the relevant authorities of the states other than Delaware in which CTSI is qualified to do business, if any, (b) such filings as may be required to comply with federal and state securities laws, (c) the approval of the CTSI Stockholders of the transactions contemplated hereby, and (d) the filings required by the HSR Act. Welsh, Carson, Anderson & Stowe VI, L.P. owns a sufficient number of shares of each class and series of capital stock of CTSI so as to be able to alone approve this Agreement and the transactions hereby contemplated.

          2.2.3 This Agreement and the CTSI Ancillary Agreements are, or when executed and delivered by CTSI and the other parties thereto will be, valid and binding obligations of CTSI enforceable against CTSI and against the Escrow Cash deposited pursuant to the Escrow Agreement in accordance with their respective terms, subject to approval of CTSI's stockholders, except as to the effect, if any, of (a) applicable bankruptcy and other similar laws affecting the rights of creditors generally, (b) rules of law governing specific performance, injunctive relief and other equitable remedies, and (c) the enforceability of provisions requiring indemnification in connection with the offering, issuance or sale of securities; provided, however, that the Merger Agreement will not be effective until filed with the Delaware Secretary of State.

       2.3 Capitalization.

      (a) Authorized/Outstanding Capital Stock. The authorized capital stock of CTSI consists of 21,000,000 shares of CTSI Common Stock, $.01 par value, and 120,000 shares of Series A 7%

    Cumulative Redeemable Preferred Stock, 76,800 shares of Series B 7% Cumulative Redeemable Preferred Stock, 800,000 shares of Series C Preferred Stock, and 900,000 shares of Series D Preferred Stock, $1.00 par value. 13,973,820 shares of CTSI Common Stock and 60,570 shares of Series A 7% Cumulative Redeemable Preferred Stock, 28,800 shares of Series B 7% Cumulative Redeemable Preferred Stock, 800,000 shares of Series C Preferred Stock, and 900,000 shares of Series D Preferred Stock are issued and outstanding as of this date and as of immediately prior to Closing, all of which are held of record and owned by the CTSI Stockholders, provided, however, that (i) such shares of Series D Preferred Stock shall automatically convert into 900,000 shares of CTSI Common Stock per the CTSI Certificate of Incorporation immediately prior to the Closing; and (ii) 5,500,000 shares of CTSI Common Stock are reserved for issuance under the Cohesive Technology Solutions, Inc. Stock Option and Restricted Stock Purchase Plan (the "Stock Plan") and no shares have been reserved for issuance outside the Stock Plan; of the CTSI Options, as of the date of this Agreement 633,379 are vested, 2,403,159 are unvested; of these unvested options an aggregate of 499,576 will vest between the date of this Agreement and November 30, 1999 (assuming no changes in the vesting provisions thereof). No CTSI Options are subject to acceleration of vesting as a result of the Merger or otherwise, except as disclosed on Item 2.3. All shares of CTSI capital stock issued and outstanding as of the date hereof are listed by holder on Item 2.3. All issued and outstanding shares of CTSI Capital Stock, other than as disclosed on Item 2.3, have been duly authorized and validly issued, are fully paid and nonassessable, are not subject to any right of rescission and, other than as disclosed on
    Item 2.3, have been offered, issued, sold and delivered by CTSI in compliance with all registration or qualification requirements (or applicable exemptions therefrom) of applicable federal and state securities laws.

      (b) Options/Rights. Except as disclosed on Item 2.3, CTSI has not granted, issued and is not a party to or aware of any stock appreciation rights, options, warrants, calls, commitments, conversion privileges or preemptive or other rights or agreements outstanding to purchase or otherwise acquire any of CTSI's capital stock; there are no options, warrants, calls, commitments, conversion privileges or preemptive or other rights or agreements to which CTSI is a party involving the purchase or other acquisition of any shares of CTSI capital stock; there is no liability for dividends accrued but unpaid; CTSI is not a party to and has no knowledge of any voting agreements, registration rights, rights of first refusal or other restrictions (other than normal restrictions on transfer under applicable federal and state securities laws) applicable to any of CTSI's outstanding securities.

       2.4 Subsidiaries and Guaranties. Except for the subsidiaries of CTSI disclosed on Item 2.4 (collectively, the "Subsidiaries" and each a "Subsidiary"), each of which is wholly-owned by CTSI, CTSI does not have any subsidiaries or any interest, direct or indirect, in any corporation, partnership, joint venture or other business entity. CTSI is not a guarantor of any obligation of a third party, whether or not such third party is related to or affiliated with CTSI.

       2.5 No Violation of Existing Agreements or Laws. Except as disclosed in
Item 2.5, neither the execution and delivery of this Agreement or any CTSI Ancillary Agreement, nor the consummation of the transactions provided for herein or therein, will conflict with, or (with or without notice or lapse of time, or both) result in a termination, breach, impairment or violation of (a) any provision of the Certificate of Incorporation or Bylaws of CTSI, as currently in effect, (b) any instrument or contract to which CTSI is a party or by which CTSI is bound or (c) any federal, state, local or foreign judgment, writ, decree, order, statute, rule or regulation applicable to CTSI or any Subsidiary or their respective assets or properties, other than, with respect to (a), (b) and ( c ), any such conflict, termination, breach, impairment, or violation that would not have a material adverse effect on the properties, assets, material intellectual property rights, financial condition, operating results, business or prospects of CTSI and its Subsidiaries taken as a whole (a "Material Adverse Effect"). The consummation of the Merger and succession by Newco to all rights, licenses, franchises, leases and agreements of CTSI and each Subsidiary in and of themselves will not require the consent of any third party where the failure to obtain such consent would have a Material Adverse Effect, except as disclosed in Item 2.5; and CTSI has obtained the consent of Credit Suisse First Boston to CTSI's entry into this Agreement.

       2.6 Litigation. There is no action, proceeding, claim or investigation pending or, to the best of CTSI's knowledge, threatened against CTSI or any Subsidiary before any court or administrative agency that, if determined adversely to CTSI or any Subsidiary, may reasonably be expected to have a Material Adverse Effect, nor to CTSI's knowledge is there any basis therefor. Except as disclosed in Item 2.6, there is no basis for any stockholder or former stockholder of CTSI, or any other person, firm, corporation or entity to assert a claim against CTSI, Exodus or Newco as successor in interest to CTSI based upon: (a) ownership or rights to ownership of any shares of CTSI Capital Stock or other securities, (b) any rights as a CTSI securities holder, including, without limitation, any option or other right to acquire any CTSI securities, any preemptive rights or any rights to notice or to vote or (c) any rights under any agreement between CTSI and any CTSI securities holder or former CTSI securities holder in such holder's capacity as such. There is no action, suit, proceeding, claim, arbitration or investigation pending or as to which CTSI has received any notice of assertion against CTSI, which in any manner challenges or seeks to prevent, enjoin, materially alter or materially delay any of the transactions contemplated by this Agreement.

       2.7 CTSI Financial Statements. CTSI has delivered to Exodus in Item 2.7 CTSI's audited balance sheet as of December 31, 1998 (respectively, the "CTSI Balance Sheet" and the "Balance Sheet Date") and CTSI's unaudited balance sheet as of March 31, 1999 (respectively, the "CTSI Latest Balance Sheet" and the "Latest Balance Sheet Date") and CTSI's audited income statements for the years ended December 31, 1996, 1997 and 1998 and unaudited income statement for the three months ended March 31, 1999 (collectively, the "CTSI Financial Statements"). The CTSI Financial Statements (a) are in accordance with the books and records of CTSI, (b) fairly and accurately represent the financial condition of CTSI at the respective dates specified therein and the results of operations for the respective periods specified therein and (c) have been prepared in accordance with generally accepted accounting principles applied on a consistent basis. Except as disclosed in Item 2.7, CTSI has no debt, liability or obligation of any nature, whether accrued, absolute, contingent or otherwise, and whether due or to become due, that would be required under generally accepted accounting principles ("GAAP") to be reflected on a balance sheet, or the notes thereto, prepared as of the date hereof in accordance with GAAP and is not reflected, reserved against or disclosed in the CTSI Financial Statements, except for those that may have been incurred after the Balance Sheet Date in the Ordinary Course.

       2.8 Taxes.

      (a) For purposes of this Agreement, the following terms have the following meanings: "Tax" (and, with correlative meaning, "Taxes" and "Taxable") means any and all taxes, including without limitation (i) any income, profits, alternative of add-on minimum tax, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, net worth, premium, property, environmental or windfall profit tax, custom, duty or other tax governmental fee or assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any governmental entity responsible for the imposition of any such tax (domestic or foreign) (a "Taxing Authority"), (ii) any liability for the payment of any amounts of the type described in clause (i) above as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period or as the result of being a transferee or successor thereof and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) above as a result of any express or implied obligation to indemnify any other person.

      (b) All Tax returns, statements, reports and forms (including estimated Tax returns and reports and information returns and reports) required to be filed with any Taxing Authority with respect to any Taxable period ending on or before the Effective Time, by or on behalf of CTSI and each of its Subsidiaries (collectively, the "CTSI Returns"), have been or will be filed when due (including any extensions of such due date), and all amounts shown to be due thereon on or before the Effective Time have been or will be paid on or before such date. The CTSI Financial Statements fully accrue all actual and contingent liabilities for Taxes with respect to all periods through the dates thereof. The CTSI Balance Sheet (i) fully accrues consistent with past practices and in accordance with GAAP all actual and contingent liabilities for Taxes with respect to all periods through the Latest Balance Sheet Date, and (ii) properly accrues consistent with past practices all liabilities for Taxes payable after the Latest Balance Sheet Date with respect to all transactions and events occurring on or prior to such date. All information set forth in the notes to the CTSI Financial Statements relating to Tax matters is true, complete and accurate in all material respects.

      (c) No Tax liability since January 1, 1999 has been incurred other than in the ordinary course of business, and adequate provision has been made for all Taxes since that date in accordance with past practices on at least a quarterly or, with respect to employment taxes, monthly basis. CTSI has withheld and paid to the applicable financial institution or Taxing Authority all amounts required to be withheld. Copies of audit reports, if any, previously have been provided to Exodus or are CTSI Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. CTSI has not granted any extension or waiver of the limitation period applicable to any CTSI Returns.

      (d) There is no claim, audit, action, suit, proceeding, or investigation now pending or, to the best knowledge of CTSI, threatened against or with respect to CTSI or any Subsidiary in respect of any Tax or assessment, nor to the best knowledge of CTSI is there any basis therefor. There are no liabilities for Taxes with respect to any notice of deficiency or similar document of any Tax Authority received by CTSI or any Subsidiary which have not been satisfied in full (including liabilities for interest, additions to tax and penalties thereon and related expenses). Neither CTSI or any Subsidiary nor any person on behalf of CTSI has entered into or will enter into any agreement or consent pursuant to Section 341(f) of the Code. There are no liens for taxes upon the assets of CTSI or any Subsidiary except liens for current Taxes not yet due. Except as may be required as a result of the Merger or as disclosed in Item 2.8, CTSI has not been and will not be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Closing.

      (e) There is no contract, agreement, plan or arrangement, including without limitation the provisions of this Agreement, covering any employee or independent contractor or former employee or independent contractor of CTSI or any Subsidiary that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162 of the Code (as determined without regard to Section 280G(b)(4)). Other than pursuant to this Agreement, CTSI or any Subsidiary is not a party to or bound by (or will prior to the Effective Date become a party to or bound by) any tax indemnity, tax sharing or tax allocation agreement. CTSI has previously provided or made available to Exodus true and correct copies of all CTSI Returns filed during the preceding 5 calendar years, and, as reasonably requested by Exodus, prior to or following the date hereof, presently existing information statements, reports, work papers, Tax opinions and memoranda and other Tax data and documents.

       CTSI has not been at any time within the past five years, and will not be prior to the Effective Time, a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code.

       2.9 Title to Properties. Except as disclosed in Item 2.9, CTSI has good and marketable title to all of its material assets and properties (including but not limited to those shown on the balance sheet as of the Latest Balance Sheet Date included in the CTSI Financial Statements), free and clear of all liens, charges or encumbrances (other than ( i ) liens for taxes not yet due and payable; (ii) liens reflected on the Latest Balance Sheet as of the Latest Balance Sheet Date and (iii) liens which are not material in character, amount or extent, and which do not materially detract from the value or materially interfere with the use of the property subject thereto or affected thereby (the foregoing ( i ), (ii) and (iii), "Permitted Liens"). The machinery and equipment included in such assets are in good condition and repair, normal wear and tear excepted, and all leases of real or personal property to which CTSI or any Subsidiary is a party are fully effective and afford CTSI or the Subsidiary peaceful and undisturbed possession of the subject matter of the lease. Neither CTSI nor any

Subsidiary is in violation of any zoning, building, safety or environmental ordinance, regulation or requirement or other law or regulation applicable to the operation of owned or leased properties which would have a Material Adverse Effect on CTSI, and neither CTSI nor any Subsidiary has received any notice of such violation with which it has not complied or had waived.

       2.10 Absence of Certain Changes. Since the Balance Sheet Date, CTSI has carried on its business in the ordinary course substantially in accordance with the procedures and practices in effect on the Balance Sheet Date, and except as disclosed in Item 2.10 or in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, since the Balance Sheet Date there has not been with respect to CTSI or any Subsidiary:

      (a) any change in the financial condition, properties, assets, liabilities, business, results of operations or prospects, which change by itself or in conjunction with all other such changes, whether or not arising in the ordinary course of business, have had or is reasonably likely to have a Material Adverse Effect;

      (b) any contingent liability incurred thereby as guarantor or surety with respect to the obligations of others;

      (c) any mortgage, encumbrance or lien placed on any of the assets or properties thereof (other than Permitted Liens);

      (d) any obligation or liability incurred thereby other than in the ordinary course of business, which obligations or liabilities do not exceed in the aggregate $150,000;

      (e) any purchase, license, sale or other disposition, or any agreement or other arrangement for the purchase, license, sale or other disposition, of any of the properties, assets or goodwill thereof other than in the ordinary course of business;

      (f) any damage, destruction or loss, whether or not covered by insurance, that would have or is reasonably likely to have a Material Adverse Effect;

      (g) any declaration, setting aside or payment of any dividend on, or the making of any other distribution in respect of, the capital stock thereof, any split, stock dividend, combination or recapitalization of the capital stock thereof, any direct or indirect redemption, purchase or other acquisition of the capital stock thereof;

      (h) any labor dispute or claim of unfair labor practices, any change in the compensation payable or to become payable to any of its officers, employees or agents (other than pursuant to existing agreements set out on Item 2.10(h) or, in the case of non-officers, in the ordinary course of business consistent with past practice ("Ordinary Course")), or any bonus payment or arrangement made to or with any of such officers, employees or agents other than amounts paid pursuant to Employee Plans disclosed in Item 2.15.3 or bonuses in an aggregate amount not to exceed $100,000 for all persons to whom bonuses are paid;

      (i) any loss of key executive, management or development personnel thereof that has had or would have a Material Adverse Effect on CTSI;

      (j) any payment or discharge of a lien or liability thereof, which lien or liability was not either (i) shown on the balance sheet as of the Balance Sheet Date included in the CTSI Financial Statements or
    (ii) incurred in the Ordinary Course after the Balance Sheet Date as disclosed under Section 2.10(d) above;

      (k) any obligation or liability incurred thereby to any of its officers, directors, stockholders or affiliates, or any loans or advances made thereby to any of its officers, directors, stockholders or affiliates, except normal compensation and expense allowances payable to officers;

      (l) any loss on or prior to the date of this Agreement of one or more Material Customers or such number of customers which together represent a material amount of business or any indication that such a loss is, or losses are, reasonably likely, other than in connection with completion of projects and normal customer turnover in the Ordinary Course;

      (m) any amendment or change in the Certificate of Incorporation or Bylaws of CTSI;

      (n) any issuance or sale of any debt or equity securities (including but not limited to stock) thereby or of any options or other rights to acquire from CTSI or any Subsidiary, directly or indirectly, any debt or equity securities (including but not limited to stock) thereof other than shares of CTSI Common Stock issued upon exercise of CTSI Options issued pursuant to the Stock Plan;

      (o) any execution, amendment, relinquishment, termination or non-renewal thereby of, any contract, lease, transaction, commitment or other right or obligation or, to CTSI's knowledge, any written indication or assertion by the other party thereto of problems with CTSI's products or services or performance under such contract, lease, transaction, commitment or other right or obligation or its desire to so amend, relinquish, terminate or not renew any such contract, lease, transaction, commitment or other right or obligation other than, in each such case, any such action that would not have a Material Adverse Effect;


      (p) any agreement or arrangement made thereby to take any action which, if taken prior to the date hereof, would have made any representation or warranty of CTSI set forth in this Agreement untrue or incorrect as of the date when made; or

      (q) any deferral of the payment of any accounts payable outside the Ordinary Course or in an amount which is material or any discount, accommodation or other concession made outside the Ordinary Course in order to accelerate or induce the collection of any receivable.

       2.11 Agreements and Commitments. Except as disclosed in Item 2.11 delivered by CTSI to Exodus herewith, or as disclosed in Item 2.12, Item 2.15.3 or Item 2.15.6 as required by Section 2.12, Section 2.15.3 or Section 2.15.6, as the case may be, neither CTSI nor any Subsidiary is on the date of this Agreement a party or subject to any oral or written executory agreement, obligation or commitment that is material to CTSI, its financial condition, business or prospects, including but not limited to the following:

      (a) Any contract, commitment, letter agreement, quotation or purchase order providing for payments by or to CTSI or any Subsidiary in an aggregate amount of (i) $150,000 or more in the Ordinary Course or (ii) $50,000 or more not in the Ordinary Course;

      (b) Any material license agreement under which CTSI or any Subsidiary is licensor (except for any nonexclusive software license granted by CTSI or any Subsidiary to customers in the Ordinary Course); or under which CTSI or any Subsidiary is licensee (except for standard "shrink wrap" licenses for off-the-shelf software products);

      (c) Any material agreement by CTSI or any Subsidiary to encumber, transfer or sell rights in or with respect to any material item of CTSI Intellectual Property (as defined in Section 2.12 hereof);

      (d) Any agreement for the sale or lease of real or personal property involving more than $50,000 per year;

      (e) Any dealer, distributor, sales representative, original equipment manufacturer, value added remarketer or other agreement for the distribution of CTSI's products;

      (f) Any franchise agreement;

      (g) Any stock redemption or purchase agreement;

      (h) Any joint venture contract or arrangement or any other agreement that involves a sharing of profits with other persons or the payment of royalties to any other person;

      (i) Any instrument evidencing indebtedness for borrowed money by way of direct loan, sale of debt securities, purchase money obligation, conditional sale, guarantee or otherwise, except for trade indebtedness or any advance to any employee of CTSI or any Subsidiary incurred or made in the Ordinary Course, and except as disclosed in the CTSI Financial Statements;

      (j) Any contract containing covenants purporting to limit CTSI's freedom to compete in any line of business, market or industry and/or in any geographic area; or

      (k) Any contract or commitment for the employment of any officer, employee or consultant of CTSI or any Subsidiary or any other type of contract or understanding with any officer, employee or consultant of CTSI or any Subsidiary that is not immediately terminable by CTSI or any Subsidiary without cost or other liability.

       Except as noted in Item 2.5, all agreements, obligations and commitments disclosed in Item 2.11, Item 2.12, Item 2.15.3 or Item 2.15.6 as required by
Section 2.11, Section 2.12, Section 2.15.3 or Section 2.15.6, as the case may be, are valid and in full force and effect. Except as noted on Item 2.11, neither CTSI or any Subsidiary nor, to CTSI's knowledge, any other party is in breach of or default under any material term of any such agreement, obligation or commitment nor has such other party threatened such a breach or default. Neither CTSI nor any Subsidiary is a party to any contract or arrangement that it reasonably expects will have a Material Adverse Effect on its business or prospects. Neither CTSI nor any Subsidiary has liability for renegotiation of government contracts or subcontracts which are material to CTSI, its financial condition, business or prospects.

       2.12 Intellectual Property. CTSI and each of the Subsidiaries owns all right, title and interest in, or has the right to use, all patent applications, patents, trademark applications, trademarks, service marks, trade names, mask works, copyright applications, copyrights, trade secrets, know-how, technology and other intellectual property and proprietary rights that are material to or reasonably necessary to the conduct of its business as presently conducted or proposed to be conducted ("CTSI Intellectual Property"). CTSI has taken reasonable measures to protect all material CTSI Intellectual Property, and, except as disclosed on Item 2.12, CTSI is not aware of any infringement of any CTSI Intellectual Property by any third party. Disclosed on Item 2.12 delivered to Exodus herewith is a true and complete list of all copyright, mask work and trademark registrations, applications and claimed rights which are not registered and all patents and patent applications for CTSI Intellectual Property owned by CTSI and the Subsidiaries. CTSI is not aware of any material loss, cancellation, termination or expiration of any such registration or patent. CTSI has delivered to Exodus a copy of the form of agreement it currently enters into with its employees and consultants with respect to assignments of copyright and other intellectual property rights. Copies of all forms of nondisclosure or confidentiality agreements currently utilized to protect the CTSI Intellectual Property have been provided to Exodus. The business of CTSI and the Subsidiaries as conducted as of the date hereof does not and the business of the development, production, marketing, licensing and sale of commercial products and services using such intellectual property and proprietary rights after the Effective Time, will not cause CTSI any Subsidiary or any successor entity to, infringe or violate any of the patents, trademarks, service marks, trade names, mask works, copyrights, trade secrets, proprietary rights or other intellectual property of any other person, and neither CTSI nor any Subsidiary has received any written or oral claim or notice of infringement or potential infringement of the intellectual property of any other person. To the knowledge of CTSI, neither CTSI nor any of its Subsidiaries is using any confidential information or trade secrets of any former employer of any past or present employees. Except as set out in Item 2.12, none of CTSI and its Subsidiaries has granted any reseller, distributor, sales representative, original equipment manufacturer, value added reseller or other third party any right to reproduce, manufacture, sell, license or distribute any of its products or services in any market segment or geographic location, except for grants thereof in the Ordinary Course to customers and pursuant to "turnkey" arrangements.

       2.13 Compliance with Laws. Each of CTSI and its Subsidiaries has complied, or prior to the Closing Date (as defined in Section 6.1 hereof) will have complied, and is or will be at the Closing Date (as defined in Section 6.1 hereof) in full compliance, in all material respects, with all applicable laws, ordinances, regulations and rules, and all orders, writs, injunctions, awards, judgments and decrees, applicable to CTSI or to the assets, properties and business thereof, including, without limitation:
(a) all applicable federal and state securities laws and regulations except as disclosed in Item 2.3, (b) all applicable federal, state and local laws, ordinances and regulations, and all orders, writs, injunctions, awards, judgments and decrees, pertaining to (i) the sale, licensing, leasing, ownership or management of owned, leased or licensed real or personal property, products or technical data, (ii) employment or employment practices, terms and conditions of employment, or wages and hours and (iii) safety, health, fire prevention, environmental protection (including toxic waste disposal and related matters described in Section 2.21 hereof), building standards, zoning or other similar matters, (c) the Export Administration Act and regulations promulgated thereunder and other laws, regulations, rules, orders, writs, injunctions, judgments or decrees applicable to the export or re-export of controlled commodities or technical data, (d) the Immigration Reform and Control Act and (e) all governmental and nongovernmental regulations related to the operation and use of the Internet. Except as disclosed in Item 2.5, CTSI and each Subsidiary has received all permits and approvals from, and has made all filings with, third parties, including government agencies and authorities, that are necessary to the conduct of its business as presently conducted except where the failure to receive such permit or approval or make such filing would not have a Material Adverse Effect.

       2.14 Certain Transactions and Agreements. No person who is an officer of CTSI or any Subsidiary nor any member of their immediate families, has any direct or indirect ownership interest in or any employment or consulting agreement with any firm or corporation that competes with CTSI or Exodus (except with respect to any interest in less than 2% of the outstanding voting shares of any corporation whose stock is publicly traded). Except as disclosed in Item 2.14, none of said officers or any directors of CTSI or any member of their immediate families, is directly or indirectly interested in any contract or informal arrangement with CTSI or any Subsidiary, including, but not limited to, any loan arrangements, except for normal compensation for services as an officer (disclosed in Item 2.15.3), director or employee of CTSI and except for the normal rights of a stockholder, warrantholder or optionholder. Except as disclosed in Item 2.14, none of such officers or directors or family members has, except for the normal rights of a stockholder or an option holder, any interest in any (a) CTSI Intellectual Property or (b) any interest in any property (other than CTSI Intellectual Property) used in the business of CTSI, whether such property is real or personal, tangible or intangible.

       2.15 Employees.

          2.15.1 Except as disclosed in Item 2.15.1, neither CTSI nor any Subsidiary has an employment contract or consulting agreement currently in effect that is not terminable at will without penalty or payment of compensation by CTSI or any Subsidiary (other than agreements with the sole purpose of providing for the confidentiality of proprietary information or assignment of inventions).

          2.15.2 Neither CTSI nor any Subsidiary (a) has ever been or is now subject to a union organizing effort, (b) is subject to any collective bargaining agreement with respect to any of its employees, (c) is subject to any other material contract, written or oral, with any trade or labor union, employees' association or similar organization or (d) has any current labor dispute. Each of CTSI and each Subsidiary has good labor relations, and has no knowledge of any facts indicating that the consummation of the transactions provided for herein (other than any contemplated reductions in force associated therewith) will have a material adverse effect on its labor relations, and has no knowledge that any of its key development or other employees intends to leave its employ where such departure would reasonably be expected to have a Material Adverse Effect on CTSI.

          2.15.3 Item 2.15.3 delivered by CTSI to Exodus herewith contains a list of all employment and consulting agreements, all severance agreements, pension, retirement, disability, medical, dental or other health plans, life insurance or other death benefit plans, profit sharing, deferred compensation agreements, stock, option, bonus or other incentive plans, vacation, sick, holiday or other paid leave plans, severance plans or other similar employee benefit plans maintained by CTSI or any Subsidiary or any trade or business which is treated as a single employer with CTSI within the meaning of Code
Section 414(b), (c), (m) or (o) (each an

"ERISA Affiliate") (the "Employee Plans"), including without limitation all "employee benefit plans" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Except as disclosed in Item 2.15.3, each of the Employee Plans, and its operation and administration, is in compliance in all material respects with each of the respective Employee Plans' terms and with all applicable, federal, state, local and other governmental laws and ordinances, orders, rules and regulations, including the requirements of ERISA and the Code. Except as disclosed in Item 2.15.3, all such Employee Plans that are "employee pension benefit plans" (as defined in Section 3(2) of ERISA) which are intended to qualify under Section 401(a) of the Code have received favorable determination opinion, notification or advisory letters with respect to such plans that such plans comply with the Tax Reform Act of 1986 or have remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a letter and make any amendments necessary to obtain a favorable determination as to the qualified states of each such Employee Plan. In addition, neither CTSI nor any Subsidiary has ever been a participant in any "prohibited transaction," within the meaning of
Section 406 of ERISA with respect to any employee pension benefit plan (as defined in Section 3(2) of ERISA) which CTSI or any Subsidiary sponsors as employer or in which CTSI or any Subsidiary participates as an employer, which would impose a material penalty on CTSI or which was not otherwise exempt pursuant to Section 408 of ERISA (including, but not limited to, any individual exemption granted under Section 408(a) of ERISA), or which could result in an excise tax under the Code. The group health plans, as defined in Section 4980B(g) of the Code, that benefit employees of CTSI or any Subsidiary are in compliance in all material respects with the continuation coverage requirements of subsection 4980B of the Code. There are no outstanding violations of Section 4980B of the Code with respect to any Employee Plan, covered employees or qualified beneficiaries. Except as disclosed in Item 2.15.3, no employee of CTSI or any Subsidiary and no person subject to any CTSI or any Subsidiary health plan has made medical claims through such health plan during the twelve months preceding the date hereof for more than $30,000 in the aggregate.

          2.15.4 To the best knowledge of CTSI, no employee of CTSI or any Subsidiary is in violation of any term of any employment contract, patent or trade secret disclosure agreement or noncompetition agreement or any other contract or agreement, or any restrictive covenant, relating to the right of any such employee to be employed by CTSI or any Subsidiary or to use trade secrets or proprietary information of others, and the employment of any employee of CTSI or any Subsidiary does not subject CTSI or any Subsidiary to any material liability to any third party.

          2.15.5 Except as disclosed in Item 2.15.5, neither CTSI nor any Subsidiary is a party to any (a) agreement with any employee of CTSI or any Subsidiary (i) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving CTSI in the nature of any of the transactions contemplated by this Agreement (ii) providing any term of employment or compensation guarantee or (iii) providing severance benefits or other benefits after the termination of employment of such employee regardless of the reason for such termination of employment other than as required by law, or (b) agreement or plan, including, without limitation, any stock option plan, stock appreciation rights plan or stock purchase plan, any of the benefits of which will be materially increased, or the vesting of benefits of which will be materially accelerated, by the occurrence of any of the transactions contemplated by this Agreement. Neither CTSI nor any Subsidiary is obligated to make any parachute payment, as defined in Section 280G(b)(2) of the Code, nor will any parachute payment be deemed to have occurred, as a result of the transactions contemplated by this Agreement.

          2.15.6 A list of all employees, officers and consultants of CTSI and the Subsidiaries and their current base compensation and benefits as of the date of this Agreement is disclosed on Item 2.15.6.

          2.15.7 All contributions due from CTSI or any Subsidiary with respect to any of the Employee Plans have been made or accrued on CTSI's financial statements.

       2.16 Corporate Documents. CTSI has made available to Exodus for examination all documents and information disclosed in Items 2.1 through 2.25 or other exhibits called for by this Agreement which have been reasonably requested by Exodus' legal counsel, including, without limitation, the following: (a) copies of CTSI's Certificate of Incorporation and Bylaws as currently in effect; (b) CTSI's minute book containing all

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records of all proceedings, consents, actions and meetings of CTSI's directors and stockholders; (c) CTSI's stock ledger, journal and other records reflecting all stock issuances and transfers; and (d) all permits, orders and consents issued by any regulatory agency with respect to CTSI, or any securities of CTSI, and all applications for such permits, orders and consents.

       2.17 No Brokers. Except as disclosed in Item 2.17, neither] CTSI nor any Subsidiary is obligated for the payment of fees or expenses of any investment banker, broker or finder in connection with the origin, negotiation or execution of this Agreement or in connection with any transaction provided for herein or therein.

       2.18 Disclosure. This Agreement, its exhibits and schedules, any of the certificates or documents to be delivered by CTSI to Exodus under this Agreement and the financial projections of CTSI for fiscal year 1999 dated January 20, 1999 and delivered to Exodus on or about March 25, 1999 (the "Projections"), taken together, do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein and therein, in light of the circumstances under which such statements were made, not misleading; except that, with respect to the Projections, CTSI represents and warrants only that the Projections were prepared in good faith based on reasonable assumptions and all information reasonably available to management as of January 20, 1999.

       2.19 Books and Records. The books, records and accounts of CTSI and the Subsidiaries (a) are in all material respects true and complete, (b) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, (c) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of CTSI and any Subsidiary and (d) accurately and fairly reflect the basis for the CTSI Financial Statements.

       2.20 Insurance. CTSI and its Subsidiaries maintain the insurance coverage disclosed on Item 2.20 which it believes to be reasonably prudent for similarly sized and similarly situated business. Item 2.20 sets forth all claims made under such insurance policies since January 1, 1998 and the premiums that apply with respect to such insurance policies as of the date of this Agreement. Except for changes in carriers for newly acquired Subsidiaries following CTSI's acquisition of such Subsidiaries, CTSI has not changed insurance carriers since January 1, 1998.

       2.21 Environmental Matters.

          2.21.1 During the period that each of CTSI and the Subsidiaries has leased or owned its properties or leased, owned or operated any facilities, there have been no disposals, releases or threatened releases of Hazardous Materials (as defined below) on, from or under any such properties or facilities that would expose CTSI to any material legal liability or otherwise have a Material Adverse Effect. CTSI has no knowledge of any presence, disposals, releases or threatened releases of Hazardous Materials on, from or under any of such properties or facilities, which may have occurred prior to CTSI or any Subsidiary having taken possession of any of such properties or facilities which might reasonably be expected to have a Material Adverse Effect. For purposes of this Agreement, the terms "disposal," "release," and "threatened release" have the definitions assigned thereto by the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. (S) 9601 et seq., as amended ("CERCLA"). For the purposes of this Section 2.21, "Hazardous Materials" mean any hazardous or toxic substance, material or waste which is or becomes prior to the Closing Date, regulated under, or defined as a "hazardous substance," "pollutant," "contaminant," "toxic chemical," "hazardous material," "toxic substance" or "hazardous chemical" under (i) CERCLA; (ii) the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. Section 11001 et seq.; (iii) the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801, et seq.; (iv) the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq.;
(v) the Occupational Safety and Health Act of 1970, 29 U.S.C. Section 651 et seq.; (vi) regulations promulgated under any of the above statutes; or (vii) any other applicable federal, state or local statute, ordinance, rule or regulation that has a scope or purpose similar to those identified above.

          2.21.2 None of the properties or facilities currently leased or owned by CTSI or any Subsidiary or any properties or facilities previously leased or owned by CTSI or any Subsidiary is in violation in any material respect of any federal, state or local law, ordinance, regulation or order relating to industrial hygiene or to the environmental conditions on, under or about such properties or facilities, including, but not limited to, soil and ground water condition.

          2.21.3 During CTSI's or any Subsidiary's occupancy of any properties or facilities owned or leased at any time by CTSI or any Subsidiary, neither CTSI or any Subsidiary, nor to CTSI's knowledge, any third party, has used, generated, manufactured, released or stored on, under or about such properties and facilities or transported to or from such properties and facilities any Hazardous Materials that would expose CTSI to any material legal liability or otherwise have a Material Adverse Effect.

          2.21.4 During the time that CTSI or any Subsidiary has owned or leased the properties and facilities currently occupied by it or any properties and facilities previously occupied by CTSI or any Subsidiary, there has been no material litigation, proceeding or administrative action brought or threatened against CTSI or any Subsidiary, or any material settlement reached by CTSI or any Subsidiary with, any party or parties alleging the presence, disposal, release or threatened release of any Hazardous Materials on, from or under any of such properties or facilities.

          2.21.5 During CTSI's or any Subsidiary's occupancy of any properties or facilities owned or leased at any time by CTSI or any Subsidiary, to the best knowledge of CTSI, no Hazardous Materials have been transported from such premises to any site or facility now listed or proposed for listing on the National Priorities List, at 40 C.F.R. Part 300, or any list with a similar scope or purpose published by any state authority.

       2.22 Government Contracts. All representations, certifications and disclosures made by CTSI or any Subsidiary to any Government Contract Party (as defined below) have been in all material respects current, complete and accurate at the times they were made. There have been no acts, omissions or noncompliance with regard to any applicable public contracting statute, regulation or contract requirement (whether express or incorporated by reference) relating to any of CTSI's or any Subsidiary's contracts with any Government Contract Party (as defined below) in either case that have led to or is reasonably likely to lead to, either before or after the Closing Date, (a) any material claim or dispute involving CTSI, any Subsidiary and/or Exodus as successor in interest to CTSI and any Government Contract Party or (b) any suspension, debarment or contract termination, or proceeding related thereto. There has been no act or omission that relates to the marketing, licensing or selling to any Government Contract Party (as defined below) of any of CTSI technical data, computer software, products and services and that has led to or is reasonably likely to lead to, either before or after the Closing Date, any cloud on any of CTSI's or any Subsidiary's rights in and to its technical data, computer software, products and services. There is currently no dispute between CTSI or any Subsidiary and any Government Contract Party. For purposes of this
Section 2.22, the term "Government Contract Party" means any independent or executive agency, division, subdivision, audit group or procuring office of the federal, state, county, local or municipal government, including any prime contractor of the federal government and any higher level subcontractor of a prime contractor of the federal government, and including any employees or agents thereof, in each case acting in such capacity.

       2.23 Year 2000 Conformity. All operating codes, programs, utilities, development tools and other software, as well as all hardware and systems, utilized by CTSI or any Subsidiary internally or to develop products or to provide services to customers, as well as all CTSI or Subsidiary products sold to customers (collectively, "Systems") are, in all material respects, in "Year 2000 Conformity" which term shall have the meaning set out in British Standards Institution DISC PD2000-1 A definition of Year 2000 Conformity Requirements. Neither CTSI nor any Subsidiary has given to customers any written representations or warranties or indemnities with respect to Year 2000 Conformity, except as disclosed in Item 2.23 (it being agreed that CTSI may update Item 2.23 of the CTSI Disclosure Schedule for up to ten (10) business days following the date of this Agreement).

       2.24 Warranties, Guarantees and Indemnities. Except as disclosed in Item
2.24 or in the agreements or contract listed herein, neither CTSI nor any Subsidiary has provided to its customers (i) any warranties, guarantees or indemnities regarding the services and products it provides to such customers; or (ii) rights to obtain refunds with respect to such services except for rights that are customary in the industry and do not expose CTSI or any Subsidiary to any material risk of liability.

       2.25 No Stockholder Claims. No CTSI Stockholder has claimed any interest in any additional shares of CTSI Stock, or any options, warrants or other securities of CTSI, except for the number of shares of CTSI Capital Stock which such person is shown to be the owner of on Item 2.3, and (b) no third party who is not disclosed on Item 2.3 has made, or has, any claim of entitlement to receive any shares of the capital stock of CTSI, any warrants or other rights to acquire any capital stock of CTSI or any other securities of CTSI.

       2.26 Customer Relationships. Each of CTSI and its Subsidiaries has good commercial working relationships with its customers. Except as disclosed in
Item 2.26, no customer accounting for $500,000 or more of CTSI's or any Subsidiary's revenues in fiscal 1998 (a "Material Customer") has, from January 1, 1998 to the date of this Agreement, canceled or otherwise terminated its relationship with CTSI or any Subsidiary, decreased or limited materially the amount of product or services ordered from CTSI or any Subsidiary, or threatened to take any such action other than in the Ordinary Course upon completion of customer projects.

       2.27. Product and Service Quality. All products manufactured, sold, licensed, leased or delivered by CTSI and the Subsidiaries and all services provided by CTSI and the Subsidiaries, to customers on or prior to the Closing Date conform to applicable contractual commitments, express and implied warranties, product specifications and quality standards in all material respects, and none of CTSI or any Subsidiary has any material liability (and there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against CTSI giving rise to any liability) for replacement or repair thereof or other damages in connection therewith. All material complaints received since the end of 1997 from customers regarding CTSI's or any Subsidiary's services are summarized in Item 2.27.

       2.28 Information Supplied. None of the information supplied or to be supplied by CTSI for inclusion in the Form S-4 and the Prospectus/Proxy Statement (collectively "Notice Materials"), at the date such information is supplied and at the time of the meeting of the CTSI Stockholders to be held to approve the Merger, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or will, in the case of the Form S-4, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

       2.29 Inventory. No inventory of CTSI or any Subsidiary is obsolete other than inventory in the aggregate whose book value is less than $50,000 and other than as adequately reserved for on the Company's most recent balance sheet provided to Exodus.

       2.30 Debt; Earn Out Provisions. Item 1.1.4(d) accurately lists all Debt. An aggregate of $5,500,000 is a reasonable estimate of the Maximum Earn Out Liability, based on all information currently and reasonably known to CTSI, of the maximum amount payable pursuant to the Earn Out Provisions, including reasonable estimate for legal fees and costs to resolve impending disputes or litigation regarding amounts payable under the Earn Out Provisions.

  3. REPRESENTATIONS AND WARRANTIES OF EXODUS AND NEWCO

       Each of Exodus and Newco, where applicable, hereby represents and warrants, that, except as disclosed on the Exodus disclosure letter delivered to CTSI herewith as amended from time to time prior to Closing:

       3.1 Organization and Good Standing. Each of Exodus and Newco is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted and as proposed to be conducted.

       3.2 Power, Authorization and Validity.

          3.2.1 Each of Exodus and Newco has the corporate right, power, legal capacity and authority to enter into and perform its obligations under this Agreement, and all agreements to which Exodus and Newco is or will be a party that are required to be executed pursuant to this Agreement (the "Exodus Ancillary Agreements"). The execution, delivery and performance of this Agreement and the Exodus Ancillary Agreements have been duly and validly approved and authorized by Exodus's Board of Directors and Newco's Board of Directors, as applicable and no other corporate approvals or proceedings on the part of Exodus are necessary to authorize this Agreement and the transactions contemplated hereby.

          3.2.2 No filing, authorization or approval, governmental or otherwise, is necessary to enable Exodus to enter into, and to perform its obligations under, this Agreement and the Exodus Ancillary Agreements, except for (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, the filing of such officers' certificates and other documents as are required to effectuate the Merger under Delaware law and the filing of appropriate documents with the relevant authorities of other states in which Exodus and Newco are qualified to do business, if any, (b) such filings as may be required to comply with federal and state securities laws and
(c) the filings required by the HSR Act.

          3.2.3 This Agreement and the Exodus Ancillary Agreements are, or when executed and delivered by Exodus and Newco (as applicable) and the other parties thereto will be, valid and binding obligations of Exodus and Newco, enforceable against Exodus and Newco in accordance with their respective terms, except as to the effect, if any, of (a) applicable bankruptcy and other similar laws affecting the rights of creditors generally, (b) rules of law governing specific performance, injunctive relief and other equitable remedies; and (c) the enforceability of provision requiring indemnification in connection with the offering, issuance or sale of securities provided, however, that the Certificate of Merger will not be effective until filed with the Delaware Secretary of State.

       3.3 No Violations. Neither the execution nor delivery of this Agreement or any Exodus Ancillary Agreement, nor the consummation of the transactions contemplated hereby or thereby, will conflict with, or (with or without notice or lapse of time, or both) result in a termination, breach, impairment or violation of (a) any provision of the Certificate of Incorporation or Bylaws of Exodus or Newco, as currently in effect or (b) any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Exodus or its properties, other than any such violation, conflict, default, loss, termination or acceleration that would not materially adversely affect the ability of Exodus to consummate the transactions contemplated hereby.

       3.4 Disclosure. Exodus has furnished CTSI with its most recent annual report on Form 10-K (the "Form 10-K") and all other reports or documents required to be filed by Exodus pursuant to Section 13(a) or 15(d) of the 1934 Act since the filing of the Form 10-K, in each case as amended (the "Exodus Disclosure Package"). The items in the Exodus Disclosure Package, (including, without limitation, any financial statement or schedules included therein) (i) were prepared in compliance with the requirements of the Securities Act, or the Exchange Act, and the rules and regulations thereunder, as the case may be, and
(ii) did not at the time of filing (or if amended, supplemented or superseded by a filing prior to the date hereof, on the date of that filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Exodus has timely filed all forms, reports and documents required to be filed with the SEC in the last 12 months under the Securities Act, or the Exchange Act, and the rules and regulations thereunder.

       3.5 Newco. Newco has been formed for the sole purpose of effecting the Merger and, except as contemplated by this Agreement, Newco has not conducted any business activities and does not have any material liabilities or obligations.

       3.6 Information Supplied. None of the information supplied or to be supplied by Exodus for inclusion in the Form S-4 and the Prospectus/Proxy Statement (collectively "Notice Materials"), at the date such information is supplied and at the time of the meeting of the CTSI Stockholders to be held to approve the Merger, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or will, in the case of the Form S-4, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

       3.7 Authorized/Outstanding Capital Stock. The authorized capital stock of Exodus consists of 105,000,000 shares, consisting of two classes:
100,000,000 shares of Common Stock, $0.001 par value per share, and 5,000,000 shares of Preferred Stock, $0.001 par value per share. According to a certificate from Exodus' transfer agent dated April 19, 1999, a copy of which has been supplied to CTSI, an aggregate of 40,772,605 shares of Exodus Common Stock were issued and outstanding as of the date of such transfer agent certificate. No shares of Exodus Preferred Stock are outstanding.

  4. CTSI PRECLOSING COVENANTS

       During the period from the date of this Agreement until the Effective Time, CTSI covenants to and agrees with Exodus as follows:

       4.1 Advice of Changes. CTSI will promptly advise Exodus in writing (a) of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of CTSI contained in this Agreement, if made on or as of the date of such event or the Closing Date, untrue or inaccurate in any material respect and (b) the occurrence of any material adverse change in CTSI's financial condition, properties, assets, liabilities, business, results of operations or prospects. To ensure compliance with this
Section 4.1, CTSI shall deliver to Exodus within fifteen (15) days after the end of each monthly accounting period ending after the date of this Agreement and before the Closing Date, an unaudited balance sheet and statement of operations, which financial statements shall be prepared in the ordinary course of business, in accordance with CTSI's books and records and generally accepted accounting principles and shall fairly present the financial position of CTSI as of their respective dates and the results of CTSI's operations for the periods then ending.

       4.2 Maintenance of Business. The parties hereto understand and acknowledge that it is their intent to work closely together during the period from the date hereof until the Closing Date. CTSI will use its best efforts to carry on and preserve its business and its relationships with customers, suppliers, employees and others in substantially the same manner as it has prior to the date hereof. If CTSI becomes aware of a material deterioration in the relationship with any material customer, material prospective customer, supplier or key employee, it will promptly bring such information to the attention of Exodus in writing and, if requested by Exodus, will exert its best efforts to restore the relationship.

       4.3 Conduct of Business. CTSI will continue to conduct its business and maintain its business relationships in the ordinary and usual course and will not, without the prior written consent of the Chief Executive Officer or Chief Financial Officer of Exodus, not to be unreasonably withheld:

      (a) borrow any money other than pursuant to existing lines of credit;

      (b) enter into any transaction or make any commitment involving an expense of CTSI or capital expenditure by CTSI in excess of $50,000 (in the case of transactions or commitments outside Ordinary Course or that are not contemplated by CTSI's current capital expenditure budget) or $100,000 (in the case of transactions or commitments in the Ordinary Course ) or any amount which differs materially, in the case of items expressly and specifically listed by item in CTSI's current capital expenditure budget, from the amount shown on such budget (a copy of which budget is attached as Item 4.3(b) to the CTSI Disclosure Letter);

      (c) encumber or permit to be encumbered any of its assets except in the Ordinary Course and to an extent which is not material;

      (d) dispose of any of its assets except in the Ordinary Course;

      (e) enter into any lease or contract for the purchase or sale of any property, real or personal, tangible or intangible, except in the Ordinary Course or CTSI's current capital expenditure budget or enter into any agreement of the types described in Section 2.11;

      (f) fail to maintain its equipment and other assets in good working condition and repair according to the standards it has maintained to the date of this Agreement, subject only to ordinary wear and tear;

      (g) pay any bonus, royalty, increased salary (except for annual increases in the Ordinary Course and disclosed to Exodus in writing and approved by Exodus, such approval not to unreasonably be withheld) or special remuneration, or grant, accelerate or otherwise modify any stock options (other than to new hires in the Ordinary Course), to any officer, employee or consultant (except pursuant to existing arrangements heretofore disclosed in writing to Exodus) or enter into any new employment or consulting or severance agreement with any such person, or enter into any new agreement or plan of the type described in Section 2.15.3;

      (h) change accounting methods;

      (i) declare, set aside or pay any cash or stock dividend or other distribution in respect of capital stock, or, except as contemplated in this Agreement, redeem or otherwise acquire any of its capital stock;

      (j) amend or terminate or settle any disputes under any contract, agreement or license to which it is a party (including by paying, liquidating, discharging or settling any amounts due or allegedly due with respect to any of the Earn Out Provisions), except those non Earn Out Provisions related agreements that are amended or terminated in the Ordinary Course and which are not material in amount or effect, or enter into any noncompetition or exclusivity arrangements or agreements;

      (k) lend any amount to any person or entity, other than advances for travel and expenses which are incurred in the Ordinary Course and which are not material in amount, which travel and expenses shall be reasonably documented by receipts for the claimed amounts;

      (l) guarantee or act as a surety for any obligation except for the endorsement of checks and other negotiable instruments in the Ordinary Course and which are not material in amount;

      (m) waive or release any material right or claim except in the Ordinary Course;

      (n) issue or sell any shares of its capital stock of any class or any other of its securities (other than the issuance of CTSI Common Stock upon the exercise of CTSI Options), or issue or create any warrants, obligations, subscriptions, options, convertible securities, stock appreciation rights or other commitments to issue shares of capital stock, or except as disclosed in Item 4.3(n) to the CTSI Disclosure Letter, accelerate the vesting of any outstanding option or other security;

      (o) split or combine the outstanding shares of its capital stock of any class or enter into any recapitalization affecting the number of outstanding shares of its capital stock of any class or affecting any other of its securities;

      (p) except for the Merger, merge, consolidate or reorganize with, or acquire any entity;

      (q) amend its Certificate of Incorporation or Bylaws;

      (r) agree to any audit assessment by any tax authority or file any federal or state income or franchise tax return unless copies of such returns have been delivered to Exodus for its review prior to filing;

      (s) license any of its technology or any CTSI Intellectual Property, except in the Ordinary Course;

      (t) change or terminate any insurance coverage;

      (u) terminate the employment of any key employee disclosed in Item
    2.10(i);

      (v) defer the payment of any accounts payable outside the Ordinary Course or in an amount which is material or grant any discount, accommodation or other concession made outside the Ordinary Course in order to accelerate or induce the collection of any receivable; or

      (w) agree to do any of the things described in the preceding clauses 4.3(a) through 4.3(v).

       4.4 Certain Agreements. CTSI will cause all present employees and consultants of CTSI engaged in development activity who have not previously executed CTSI's forms of assignments of copyright and other intellectual property rights to CTSI to execute such forms.

       4.5 Stockholder Approval. CTSI shall use its best efforts to have this Agreement approved by such percentage of CTSI's outstanding voting securities as is required by the terms of Section 280G(b)(5)(B) of the Code to avoid the treatment of any payment or benefit under any contract, agreement or other arrangement, including those entered into in connection with this Agreement, the Merger and the transactions contemplated hereby, as a parachute payment under the federal tax laws, and to cause such stockholder approval to have been obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the proposed Treasury Regulations thereunder, including (without limitation) Q-7 of Section 1.280G-1 of such proposed regulations.

       4.6 Regulatory Approvals. CTSI will execute and file, or join in the execution and filing, of any application or other document that may be necessary in order to obtain the authorization, approval or consent of any governmental body, federal, state, local or foreign, which may be reasonably required, or which Exodus may reasonably request, in connection with the consummation of the transactions provided for in this Agreement. CTSI will use its best efforts to obtain or assist Exodus in obtaining all such authorizations, approvals and consents.

       4.7 Necessary Consents. CTSI will use its best efforts to obtain such written consents and take such other actions as may be necessary or appropriate for CTSI, in addition to those disclosed in Section 4.6, to facilitate and allow the consummation of the transactions provided for herein and to facilitate and allow Exodus to carry on CTSI's business after the Closing Date.

       4.8 Litigation. CTSI will notify Exodus in writing promptly after learning of any material action, suit, proceeding or investigation by or before any court, board or governmental agency, initiated by or against CTSI or any Subsidiary or threatened against it or any Subsidiary.

       4.9 No Other Negotiations. From the date hereof until the termination of this Agreement (provided such termination is not in breach of this Agreement) or the consummation of the Merger, CTSI will not, and will not authorize or permit any officer, director, employee or affiliate of CTSI, or any other person, on its behalf, directly or indirectly, to (a) solicit, facilitate, discuss or encourage any offer, inquiry or proposal received from any party other than Exodus, concerning the possible disposition of all or any substantial portion of CTSI's business, assets or capital stock by merger, sale or any other means or to otherwise solicit, facilitate, discuss or encourage any such disposition (other than the Merger), or (b) provide any confidential information to or negotiate with any third party other than Exodus in connection with any offer, inquiry or proposal concerning any such disposition. CTSI will immediately notify Exodus of any such offer, inquiry or proposal.

       4.10 Access to Information. Until the Closing Date, CTSI will provide Exodus and its agents with reasonable access to the files, books, records and offices of CTSI, including, without limitation, any and all information relating to CTSI taxes, commitments, contracts, leases, licenses, real, personal and intangible property, and financial condition. CTSI will cause its accountants to cooperate with Exodus and its agents in making available all financial information reasonably requested, including without limitation the right to examine all working papers pertaining to all financial statements prepared or audited by such accountants.

       4.11 Satisfaction of Conditions Precedent. CTSI will use all commercially reasonable best efforts to satisfy or cause to be satisfied all the conditions precedent which are set forth in Section 8, and CTSI will use its commercially reasonable best efforts to cause the transactions provided for in this Agreement to be consummated, and, without limiting the generality of the foregoing, to obtain all consents and authorizations of third parties and to make all filings with, and give all notices to, third parties that may be necessary or reasonably required on its part in order to effect the transactions provided for herein.

       4.12 Blue Sky Laws. CTSI shall use its best efforts to assist Exodus to the extent necessary to comply with the securities and Blue Sky laws of all jurisdictions applicable in connection with the Merger.

       4.13 Notification of Employee Problems. CTSI will promptly notify Exodus if any of CTSI's officers becomes aware that any of the key employees disclosed in Item 2.15.2 or 2.10(i) intends to leave its employ.

       4.14 Termination of Benefit Plans. At the Closing Date, CTSI will have terminated all Employee Plans maintained by it prior to the Closing Date except as otherwise provided herein or unless otherwise specifically agreed to by Exodus.

       4.15 Stockholder Approval; Voting Agreement. CTSI will hold a special meeting of its stockholders (the "Stockholders Meeting") at the earliest practicable date to submit this Agreement, the Merger and related matters for the consideration and approval of the CTSI Stockholders, which approval will be recommended by CTSI's Board of Directors and management. Such meeting will be called, held and conducted, and any proxies will be solicited, in compliance with applicable law. Concurrently with the execution of this Agreement, certain CTSI Stockholders have executed a Voting Agreement in the form of Exhibit B agreeing to vote in favor of the Merger.

       4.16 Prospectus/Proxy Statement. CTSI will send to its stockholders in a timely manner, for the purpose of considering and voting upon the Merger at the Stockholders Meeting, the Prospectus/Proxy Statement in the Form S-4. CTSI will promptly provide all information relating to its business or operations necessary for inclusion in the Prospectus/Proxy Statement to satisfy all requirements of applicable state and federal securities laws. CTSI shall be solely responsible for any statement, information or omission in the Prospectus/Proxy Statement relating to it or its affiliates based upon written information furnished by it. CTSI will not provide or publish to its stockholders any material concerning it or its affiliates that violates the Securities Act or Exchange Act with respect to the transactions contemplated hereby.

       4.17 Rescission Offer. Promptly after signing hereof and in any event prior to Closing, CTSI shall, if Exodus and Exodus' counsel deem it advisable, make a rescission offer to holders of CTSI Options granted, and shares of CTSI Common Stock issued upon exercise of CTSI Options granted, in violation of the California Securities Law of 1968, as amended pursuant to a permit issued under that law and related regulations ("CTSI Option Securities"); provided, however, that CTSI need not do so if it obtains a release of any rescission rights with respect to CTSI Option Securities in a form reasonably acceptable to Exodus.

       4.18 Insurance. CTSI shall, upon Exodus' request, acquire or maintain in place errors and omissions insurance policy coverage and/or a related "tail" policy in favor of CTSI and Subsidiaries for claims relating to Year 2000 Conformity.

  5. EXODUS PRECLOSING COVENANTS

       During the period from the date of this Agreement until the Effective Time, Exodus covenants to and agrees with CTSI as follows:

       5.1 Access to Information. Until the Closing Date, Exodus will allow CTSI and its agents reasonable access to its management and officers and material information regarding Exodus, including without limitation, material information relating to Exodus' business and financial condition. Exodus will cause its accountants to cooperate with CTSI's accountants in making available all financial information reasonably requested to evaluate Exodus' financial statements.

       5.2 Satisfaction of Conditions Precedent. Exodus will use all reasonable efforts to satisfy or cause to be satisfied all the conditions precedent which are set forth in Section 7, and Exodus will use all reasonable efforts to cause the transactions provided for in this Agreement to be consummated, and, without limiting the generality of the foregoing, to obtain all consents and authorizations of third parties and to make all filings with, and give all notices to, third parties that may be necessary or reasonably required on its part in order to effect the transactions provided for herein.

       5.3 Regulatory Approvals. Exodus will execute and file, or join in the execution and filing, of any application or other document that may be necessary in order to obtain the authorization, approval or consent of any governmental body, federal, state, local or foreign, which may be reasonably required, or which CTSI may reasonably request, in connection with the consummation of the transactions provided for in this Agreement. Exodus will use all reasonable efforts to obtain all such authorizations, approvals and consents.

       5.4 Employee Matters. Exodus agrees that, as of the Effective Time, it shall cause the surviving corporation to continue to employ all of the employees of CTSI and its subsidiaries who are Active Employees (as hereinafter defined), it being understood that nothing in this Agreement shall be deemed to create any employment status other than employment at will. Employees who continue as employees of the surviving corporation or any of its subsidiaries shall be entitled to participate in all employee benefit plans maintained by Exodus or the surviving corporation for employees of the surviving corporation generally, and for purposes of eligibility in connection therewith will be credited with prior periods of employment with CTSI.

       For purposes of this Agreement, an employee shall be deemed to be an Active Employee if:

      (i) at the Effective Time, the employee is performing work duties for CTSI or any of its subsidiaries or is absent by reason of a scheduled day off;

      (ii) at the Effective Time, the employee was absent from work by reason of a sick day (not covered under clause (iii) below) or a paid vacation day, personal day, or holiday;

      (iii) at the Effective Time, the employee was absent from work by reason of a family or medical leave covered under Section 102 of the Family and Medical Leave Act of 1993; or

      (iv) at the Effective Time, the employee is absent from work due to any other authorized leave under the policies or practices of CTSI or any of its subsidiaries and such person returns to work within the period permitted by such policies or practices, but not later than 30 days after the Effective Time or such later time as may be required by law.

       5.5 Indemnification. From and after the Effective Time, Exodus agrees to indemnify and hold harmless each current and former director and officer of CTSI against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, asserted or claimed after the Effective Time, to the fullest extent that CTSI would have been permitted under its Certificate of Incorporation or Bylaws as in effect on the date hereof to indemnify such person (and in connection therewith Exodus shall advance expenses as incurred to the fullest extent provided for under Exodus' Certificate of Incorporation and

By-Laws as from time to time in effect, provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification); provided, however, that this provision shall not apply to any matter that relates to a breach of representation by CTSI or, with respect only to members of the CTSI board appointed by Welsh, Carson, Anderson & Stowe VI, L.P. to represent that firm's interests on the board, any liability or claim related to the Merger or the conversion of the CTSI Preferred Stock. CTSI represents that there is no current basis for any indemnity claim under this Section 5.5, except as set out in Item 5.5, and in the event of breach of this representation this Section 5.5 shall be terminated with respect to any claim not disclosed in the CTSI Disclosure Letter.

       5.6 Cooperation in Obtaining Necessary Consents. Exodus will cooperate with CTSI as reasonably requested by CTSI in order to assist CTSI to obtain such written consents as are contemplated by Section 4.7 hereof.

  6. CLOSING MATTERS

       6.1 The Closing. Subject to termination of this Agreement as provided in
Section 9 below, the closing of the transactions provided for herein (the "Closing") will take place at the offices of Fenwick & West LLP, Two Palo Alto Square, Palo Alto, California 94306 at 10:00 a.m., Pacific Time on or before all conditions to Closing have been satisfied or waived a mutually agreed date promptly after, or such other place and time as CTSI and Exodus may mutually select. Prior to or concurrently with the Closing, the Certificate of Merger and such officers' certificates or other documents as may be required to effectuate the Merger will be filed in the office of the Delaware Secretary of State. Accordingly, the Merger will become effective at the Effective Time.

       6.2 Exchange of Certificates and Cash.

          6.2.1 As of the Effective Time, all shares of CTSI Capital Stock that are outstanding immediately prior thereto will, by virtue of the Merger and without further action, cease to exist, and all such shares will be converted into the right to receive from Exodus the number of shares of Exodus Common Stock and amount of cash determined as set forth in Section 1.1, subject to Sections 1.2 and 1.3 hereof.

          6.2.2 At and after the Effective Time, each certificate representing outstanding shares of CTSI Common Stock will represent the number of shares of Exodus Common Stock into which such shares of CTSI Common Stock have been converted, and such shares of Exodus Common Stock will be deemed registered in the name of the holder of such certificate. As soon as practicable after the Effective Time, each holder of shares of CTSI Capital Stock will surrender (a) the certificates for such shares (the "CTSI Certificates") to Exodus for cancellation or (b) an affidavit of lost certificate (or nonissued) and a bond in form reasonably satisfactory to Exodus (a "Bond"). Promptly following the Effective Time and receipt of the CTSI Certificates and/or the Bonds, Exodus will cause its transfer agent to issue to such surrendering holder certificate(s) for the number of shares of Exodus Common Stock to which such holder is entitled pursuant to Section 1.1, subject to Section 1.2 hereof and Exodus will distribute the cash payable under Section 1.1., less the cash deposited into escrow pursuant to Section 1.3 hereof, and any cash payable under Section 1.2.

          6.2.3 All cash and shares of Exodus Common Stock delivered upon the surrender of CTSI Certificates in accordance with the terms hereof will be delivered to the registered holder or placed in escrow with the Escrow Agent, as applicable. After the Effective Time, there will be no further registration of transfers of the shares of CTSI Capital Stock on the stock transfer books of CTSI. If, after the Effective Time, CTSI Certificates are presented for transfer or for any other reason, they will be canceled and exchanged and certificates and cash therefor will be delivered or placed in escrow as provided in this Section 6.2. Notwithstanding anything herein to the contrary, except to the extent waived by Exodus, any CTSI Certificate that is not properly submitted to Exodus for exchange and cancellation within three years after the Effective Time shall no longer evidence ownership of or any right to receive cash and shares of Exodus Common Stock pursuant to this Agreement and all rights of the holder of such CTSI Certificate, with respect to the shares previously evidenced by such CTSI Certificate, shall cease.

          6.2.4 Until CTSI Certificates representing CTSI Capital Stock outstanding prior to the Merger are surrendered pursuant to Section 6.2.2 above, such certificates will be deemed, for all purposes, to evidence ownership of (a) the number of shares of Exodus Common Stock into which the shares of CTSI Capital Stock will have been converted, and/or (b) the right to receive cash determined as set forth in Section 1.1, subject to the obligation to place a portion thereof in escrow as required hereby, and as set forth in
Section 1.2 hereof.

       6.3 Assumption of Options and Warrants. Promptly after the Effective Time, Exodus will notify in writing each holder of a CTSI Option of: (i) the assumption of such CTSI Option by Exodus, (ii) the conversion of such CTSI Options into Exodus Options, (iii) the number of shares of Exodus Common Stock that are then subject to such Exodus Option and (iv) the exercise price of such Exodus Option, all as determined pursuant to Section 1.1.2 hereof.

  7. CONDITIONS TO OBLIGATIONS OF CTSI

       CTSI's obligations hereunder are subject to the fulfillment or satisfaction, on and as of the Closing, of each of the following conditions (any one or more of which may be waived by CTSI, but only in a writing signed on behalf of CTSI by its Chief Executive Officer, President or Chief Financial Officer):

       7.1 Accuracy of Representations and Warranties. The representations and warranties of Exodus set forth in Section 3 shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if they had been made at the Closing, and CTSI shall have received a certificate to such effect executed on behalf of Exodus by its Chief Executive Officer or Chief Financial Officer.

       7.2 Covenants. Exodus shall have performed and complied in all material respects with all of its covenants contained in Section 5 on or before the Closing Date, and CTSI shall have received a certificate to such effect executed on behalf of Exodus by its Chief Executive Officer or Chief Financial Officer.

       7.3 Compliance with Law. There shall be no order, decree, or ruling by any court or governmental agency or threat thereof, or any other fact or circumstance, which would prohibit or render illegal the transactions contemplated by this Agreement.

       7.4 Government Consents. There shall have been obtained at or prior to the Closing Date such permits or authorizations, and there shall have been taken such other actions, as may be required to consummate the Merger by any regulatory authority having jurisdiction over the parties and the actions herein proposed to be taken, including but not limited to satisfaction of all requirements under applicable federal and state securities laws.

       7.5 No Litigation. No litigation or proceeding initiated by a party other than CTSI or the CTSI Stockholders shall be pending which will have the probable effect of enjoining or preventing the consummation of any of the transactions provided for in this Agreement.

       7.6 Opinion of Exodus' Counsel. CTSI shall have received from Fenwick & West LLP, counsel to Exodus, an opinion in mutually agreed, customary form.

       7.7 Tax Representations. Officers of Exodus shall have executed and delivered the Officers' Certificate containing representations regarding tax matters in a form approved by the Parties' respective counsel.

       7.8 Hart-Scott-Rodino Compliance. All applicable waiting periods under the HSR Act shall have expired or early termination shall have been granted by both the Federal Trade Commission and the United States Department of Justice.

      7.9 Stockholder Approval. The principal terms of this Agreement shall have been approved and adopted by CTSI Stockholders, as required by applicable law and CTSI's Certificate of Incorporation and Bylaws.

      7.10 Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order and the Prospectus/Proxy Statement shall on the Closing not be subject to any proceedings commended or threatened by the SEC.

      7.11 Discharge of Debt. All Debt shall be paid in full in cash at Closing by Exodus.

  8. CONDITIONS TO OBLIGATIONS OF EXODUS

      The obligations of Exodus hereunder are subject to the fulfillment or satisfaction on, and as of the Closing, of each of the following conditions (any one or more of which may be waived by Exodus, but only in a writing signed on behalf of Exodus by its Chief Executive Officer or Chief Financial Officer):

      8.1 Accuracy of Representations and Warranties. The representations and warranties of CTSI set forth in Section 2 shall be true and correct in all material respects on and as of the Closing Date, with the same force and effect as if made at the Closing, and Exodus shall have received a certificate to such effect executed on behalf of CTSI by its Chief Executive Officer and its Chief Financial Officer.

      8.2 Covenants. CTSI shall have performed and complied in all material respects with all of its covenants contained in Section 4 on or before the Closing and Exodus shall have received a certificate to such effect signed on behalf of CTSI by its Chief Executive Officer and its Chief Financial Officer.

      8.3 Absence of Material Adverse Change. There shall not have been any Material Adverse Change.

      8.4 Compliance with Law. There shall be no order, decree, or ruling by any court or governmental agency in effect that would prohibit or render illegal the transactions provided for in this Agreement.

      8.5 Government Consents. There shall have been obtained at or prior to the Closing Date such permits or authorizations, and there shall have been taken such other action, as may be required to consummate the Merger by any regulatory authority having jurisdiction over the parties and the actions herein proposed to be taken, including but not limited to satisfaction of all requirements under applicable federal and state securities laws.

      8.6 Consents. Exodus shall have received all written consents, assignments, waivers, authorizations or other certificates necessary to provide for the continuation in full force and effect of any and all contracts and leases of CTSI or any Subsidiary which if not continued would have a Material Adverse Effect or would impact continuance of a contract or relationship with a Material Customer or a customer who has purchased in excess of $500,000 of products or services from CTSI or Subsidiaries since January 1, 1999.

      8.7 Opinion of CTSI's Counsel. Exodus shall have received from Reboul MacMurray, counsel to CTSI, an opinion in mutually agreed, customary form.

      8.8 Requisite Approvals. The principal terms of this Agreement shall have been approved and adopted by the CTSI Stockholders, as required by applicable law and CTSI's Certificate of incorporation and Bylaws, and by CTSI's Board of Directors.

      8.9 No Litigation. No litigation or proceeding shall be threatened or pending which will have the probable effect of enjoining or preventing the consummation of any of the transactions provided for in this Agreement or which could reasonably be expected to have a Material Adverse Effect on CTSI.

      8.10 Escrow. Exodus shall have received the Escrow Agreement, executed by the Representative of the CTSI Stockholders and the Escrow Agent, which agreement provides for the escrow of the Escrow Cash on the terms and conditions of the Escrow Agreement.

       8.11 Warrants Exercised. Any and all warrants to purchase CTSI Capital Stock shall have been exercised.

       8.12 Tax Representations. Officers of CTSI shall have executed and delivered the Officers' Certificate containing representations regarding tax matters in a form approved by the Parties' respective Counsel.

       8.13 Hart-Scott-Rodino Compliance. All applicable waiting periods under the HSR Act shall have expired or early termination shall have been granted by both the Federal Trade Commission and the United States Department of Justice.

       8.14 Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order and the Prospectus/Proxy Statement shall on the Closing not be subject to any proceedings commenced or threatened by the SEC.

       8.15 Discharge of Debt and Obligations to Preferred Holders. All Debt shall have been paid in full in cash at Closing by Exodus and the payments under Section 1.1.1 shall have fully discharged all obligations to holders of CTSI Preferred Stock under the CTSI Certificate of Incorporation (including rights to redemption or to notice) and under the Shareholder Agreement ("Full Discharge") and Exodus shall have received written receipts from each holder of Debt acknowledging payment in full (including release of any security interest in CTSI assets held by such holder and termination of any loan or credit agreements with such holder) and from each holder of CTSI Preferred Stock acknowledging Full Discharge.

       8.16 Resignations Tendered. Any resignations of officers or directors of CTSI's subsidiaries requested by Exodus shall have been tendered to Exodus in writing.

       8.17 Comfort Letter. Exodus shall have obtained prior to filing of the Form S-4 with the SEC customary auditor comfort letter with respect to those CTSI financial statements to be included in the Form S-4 filing.

  9. TERMINATION OF AGREEMENT

       9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by the stockholders of CTSI:

      (a) by the mutual written consent of Exodus and CTSI;

      (b) Unless otherwise specifically provided herein or agreed in writing by Exodus and CTSI, upon notice by either party, if all the conditions to Closing have not been satisfied or waived on or before November 30, 1999 (the "Final Date") other than as a result of a breach of this Agreement by the terminating party, or a breach by any of the affiliates of the terminating party.

      (c) by CTSI, if there has been a breach by Exodus of any representation, warranty, covenant or agreement set forth in this Agreement on the part of Exodus, or if any representation of Exodus will have become untrue, in either case which has or can reasonably be expected to have a material adverse effect on Exodus and which Exodus fails to cure within a reasonable time, not to exceed thirty (30) days, after written notice thereof (except that no cure period will be provided for a breach by Exodus which by its nature cannot be cured);

      (d) by Exodus, if there has been a breach by CTSI of any representation, warranty, covenant or agreement set forth in this Agreement on the part of CTSI, or if any representation of CTSI will have become untrue, in either case which has or can reasonably be expected to have a material adverse effect on CTSI and which CTSI fails to cure within a reasonable time not to exceed thirty (30) days after written notice thereof (except that no cure period will be provided for a breach by CTSI which by its nature cannot be cured); or

      (e) by either party, if a permanent injunction or other order by any federal or state court which would make illegal or otherwise restrain or prohibit the consummation of the Merger will have been issued and will have become final and nonappealable; or

      (f) by Exodus, in the circumstances specified in Section 1.1.4(b)(1);
    or

       Any termination of this Agreement under this Section 9.1 will be effective by the delivery of written notice of the terminating party to the other party hereto.

       9.2 Certain Continuing Obligations. Following any termination of this Agreement pursuant to this Section 9, the parties hereto will continue to perform their respective obligations under Section 11 but will not be required to continue to perform their other covenants under this Agreement.

  10. SURVIVAL OF REPRESENTATIONS, INDEMNIFICATION AND REMEDIES, CONTINUING COVENANTS

       10.1 Survival of Representations.

          10.1.1 Representations of CTSI. All representations, warranties and covenants of CTSI contained in this Agreement will remain operative and in full force and effect after the Closing, regardless of any investigation made by or on behalf of the parties to this Agreement; provided, however, that no claim for violations of representations, warranties or covenants shall be made unless Exodus gives written notice to the Representative (as defined below) on or prior to the first anniversary of the Closing Date.

          Except for the obligations of CTSI under Section 11, the representations, warranties and covenants of CTSI contained in this Agreement will terminate as of the termination of this Agreement in accordance with its terms.

          10.1.2 Representations of Exodus. All representations, warranties and covenants of Exodus contained in this Agreement will expire at Closing. Except for the obligations of Exodus under Section 11, the representations, warranties and covenants of Exodus contained in this Agreement will terminate as of termination of this Agreement in accordance with its terms.

       10.2 CTSI Stockholders Agreement to Indemnify.

          10.2.1 Indemnification by CTSI Stockholders. Subject to the limitations set forth in this Section 10.2, the CTSI Stockholders will indemnify and hold harmless Exodus and its respective officers, directors, agents and employees, and each person, if any, who controls or may control Exodus within the meaning of the Securities Act (hereinafter in this Section
10.2 referred to individually as an "Indemnified Person" and collectively as "Indemnified Persons") from and against any and all claims, demands, actions, causes of action, losses, costs, damages, liabilities and expenses including, without limitation, reasonable legal fees (collectively, "Claims"):

        (a) Arising out of any misrepresentation or breach of or default in connection with any of the representations, warranties or covenants given or made by CTSI in this Agreement or any certificate, document or instrument delivered by or on behalf of CTSI pursuant hereto;

        (b) Resulting from any failure of any CTSI Stockholder to have good, valid and marketable title to the issued and outstanding CTSI Capital Stock held by such stockholders free and clear of all liens, claims, pledges, options, adverse claims, assessments or charges of any nature whatsoever, or to have full right, capacity and authority to vote such CTSI Capital Stock in favor of the Merger and the other transactions contemplated hereby;

        (c) Relating to the Earn Out Provisions or any disputes or claims bearing any logical or factual connection to the Earn Out Provisions (to the extent Exodus is not already reimbursed therefor by retention of the Maximum Earn Out Liability); or

        (d) relating to the amount of any lost tax deduction by the Company or any of its ERISA affiliates in respect of any payment made hereunder or with respect hereto that constitutes an excess parachute payment under Code Section 280(g)(1);

        (e) Relating to any lack of Year 2000 Conformity of or with respect to any Systems or to any liability of CTSI or any Subsidiary to customers under any written representations or warranties or indemnities with respect to Year 2000 Conformity, provided, however, that for purposes of this clause (e) any insurance recoveries (net of premiums paid after Closing), or amounts recovered from CTSI vendors based on their Year 2000 Conformity warranties or indemnities to CTSI, on claims relating to any matter as to which indemnity amounts are paid under this clause (e) shall be credited against future amounts payable under this clause (e) (and Exodus agrees to take commercially reasonable steps, based on advice of counsel, to seek recovery from CTSI vendors who gave applicable, written Year 2000 Conformity warranties or indemnities to CTSI and whose products sold or services rendered to CTSI gave rise, in whole or part, to the indemnity obligation under this clause (e) but Exodus will have no liability (nor will CTSI or the CTSI Stockholders have any set off right) due to any failure of recovery from any such vendor);

        (f) Relating to any liability to CTSI Stockholders or option holders arising out of the grant, offer or sale of CTSI Option Securities in violation of the California Securities Law of 1968, as amended.

        (g) Relating to any claim, made by or by right of any party to a covenant not to compete or non-competition agreement (whether a stand alone agreement or a provision of a larger agreement) to which CTSI or any Subsidiary is a party or is bound, that Exodus is or would be in breach thereof by virtue of continuing after Closing Exodus' current business as conducted immediately prior to the Closing or claiming that CTSI's business or activities prior to Closing constituted a breach of any thereof.

        (h) or any and all actions, suits, claims or legal, administrative, arbitrative, governmental or other proceedings or investigations against any Indemnified Person incident to any of the foregoing.

          10.2.2 Limitations. The sole and exclusive remedy of the Indemnified Persons for misrepresentation or breach of or default in connection with any of the representations, warranties or covenants given by or on behalf of CTSI pursuant hereto or for any other indemnity claims under Section 10.2.1 shall be to exercise their rights to recover, under and pursuant to the Escrow Agreement, Escrow Cash and any other assets deposited in escrow pursuant to the Escrow Agreement and no CTSI Stockholder shall be personally liable with respect thereto, other than to the extent of such stockholder' proportionate interest in the Escrow Cash and any other assets deposited under the Escrow Agreement. The indemnification provided for in this Section 10.2 shall not apply unless the aggregate Damages for which one or more Indemnified Persons seeks indemnification exceeds $250,000 (the "Basket"), after which recovery shall be from the first dollar without regard to the Basket.

          10.2.3 Survival of Claims. Notwithstanding anything to the contrary, if, prior to the expiration of a particular representation or warranty, an Indemnified Person makes a claim for indemnification under either this Agreement or the Escrow Agreement with respect to a misrepresentation or breach of such representation or warranty, then the Indemnified Person's rights to indemnification under this Section 10.2 for such claim shall survive any expiration of such representation or warranty.

       10.3 Tax Refund. Exodus understands that the CTSI Stockholders anticipate a tax refund of approximately $2,085,000 from the Internal Revenue Service arising out of the carryback of CTSI's net operating loss to offset income realized in connection with the sale of the Centri firewall assets to Cisco. The parties shall not amend any tax return or take any other action inconsistent with such carryback. So long as such refund has not been included as an asset on Cohesive's balance sheet as of December 31, 1998, provided, however, that Exodus may retain from such refund an amount equal to Exodus' actual costs incurred as a result of the effect of this refund and the assignment thereof (other than payment of the net refunded cash and reduction in CTSI's net operating loss that might otherwise be utilized by Exodus subject to tax law imposed limitations to such utilization), the CTSI stockholders may retain any such refund and if Exodus or CTSI receives same it will, if the above conditions are satisfied, deliver such refund amount promptly to the Representative for distribution pro rata among CTSI Stockholders (and upon such deliver Exodus shall have no further liability therefore to any CTSI Stockholder).

       10.4 Distribution of Maximum Earn Out Liability Balance. After Exodus determines, to its reasonable satisfaction, that all liabilities under the Earn Out Provisions have been finally determined and settled and paid and no further claims or disputes with respect thereto are pending or threatened, then any balance of the Maximum Earn Out Liability amount retained by Exodus shall be delivered to the Representative for distribution pro rata among CTSI Stockholders (and upon such deliver Exodus shall have no further liability therefore to any CTSI Stockholder). Post Closing, the Representative, as advised by Exodus' counsel or other counsel acceptable to Exodus, may, if he so elects, seek to discharge or settle any disputes or amounts due or allegedly due with respect to any of the Earn Out Provisions, provided that no settlement may be made without Exodus' consent, not to unreasonably be withheld, and unless such settlement provides for a complete general release of Exodus and CTSI. If Representative fails to so elect, then Exodus shall seek to discharge or settle any disputes or amounts due or allegedly due with respect to any of the Earn Out Provisions, provided that no settlement may be made by Exodus without the Representative's consent, not to unreasonably be withheld.

       10.5 Distribution of E-Rate Receivable Proceeds. CTSI's Subsidiary, Cohesive Network Systems, Inc., is a party to various "E-Rate" Program Contracts or agreements ("E-Rate Contracts") with Orleans Parish School Board, Livingston Parish School District and Iberville Parish School District (collectively, the "Parishes"). Certain equipment has been purchased from Cisco, Ingram and other vendors ("Vendors") and delivered to the Parishes under the E-Rate Contracts ("Equipment"). The payables to Vendors relating to the Equipment are in the approximate aggregate amount of $1,876,058 (the "Payables"). In the event that, as of Closing, the Debt is increased any amount ("Applicable Debt Increase Amount") because any of the Payables come due and are paid by CTSI or a Subsidiary prior to payment by Parishes under the E-Rate Contracts of an amount equal to the amount of the Payables (the "Parishes Payment"), and CTSI draws down on its bank line to finance payment of the Payables, then Exodus will, upon collection of the Parishes Payment from Parishes pursuant to the E-Rate Contracts, cause the Parishes Payment to be delivered to the Representative for distribution pro rata among CTSI Stockholders (and upon such delivery Exodus shall have no further liability therefore to any CTSI Stockholder with respect to the Parishes Payment); provided, however, that in no event shall Exodus be required under this Section
10.5 to pay an amount in excess of the Applicable Debt Increase Amount.

  11. MISCELLANEOUS

       11.1 Governing Law; Dispute Resolution. Except to the extent governed by the Delaware General Corporation Law, the internal laws of the State of California (irrespective of its choice of law principles) will govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties hereto. Any dispute hereunder ("Dispute") shall be settled by arbitration in Santa Clara County, California, and, except as herein specifically stated, in accordance with the commercial arbitration rules of the American Arbitration Association ("AAA Rules") then in effect. However, in all events, these arbitration provisions shall govern over any conflicting rules which may now or hereafter be contained in the AAA Rules. Any judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction over the subject matter thereof. The arbitrator shall have the authority to grant any equitable and legal remedies that would be available in any judicial proceeding instituted to resolve a Dispute.

          11.1.1 Compensation of Arbitrator. Any such arbitration will be conducted before a single arbitrator who will be compensated for his or her services at a rate to be determined by the parties or by the

American Arbitration Association, but based upon reasonable hourly or daily consulting rates for the arbitrator in the event the parties are not able to agree upon his or her rate of compensation.

          11.1.2 Selection of Arbitrator. The American Arbitration Association will have the authority to select an arbitrator from a list of arbitrators who are lawyers familiar with California contract law; provided, however, that such lawyers cannot work for a firm then performing services for either party, that each party will have the opportunity to make such reasonable objection to any of the arbitrators listed as such party may wish and that the American Arbitration Association will select the arbitrator from the list of arbitrators as to whom neither party makes any such objection. In the event that the foregoing procedure is not followed, each party will choose one person from the list of arbitrators provided by the American Arbitration Association (provided that such person does not have a conflict of interest), and the two persons so selected will select from the list provided by the American Arbitration Association the person who will act as the arbitrator.

          11.1.3 Payment of Costs. Exodus and CTSI or the CTSI Stockholders after the Closing will bear the expense of deposits and advances required by the arbitrator in equal proportions (with Exodus having the right to withdraw funds from Escrow Cash if CTSI Stockholders do not pay same upon demand), but either party may advance such amounts, subject to recovery as an addition or offset to any award. The arbitrator will award to the prevailing party, as determined by the arbitrator, all costs, fees and expenses related to the arbitration, including reasonable fees and expenses of attorneys, accountants and other professionals incurred by the prevailing party.

          11.1.4 Burden of Proof. For any Dispute submitted to arbitration, the burden of proof will be as it would be if the claim were litigated in a judicial proceeding.

          11.1.5 Award. Upon the conclusion of any arbitration proceedings hereunder, the arbitrator will render findings of fact and conclusions of law and a written opinion setting forth the basis and reasons for any decision reached and will deliver such documents to each party to this Agreement along with a signed copy of the award.

          11.1.6 Terms of Arbitration. The arbitrator chosen in accordance with these provisions will not have the power to alter, amend or otherwise affect the terms of these arbitration provisions or the provisions of this Agreement.

          11.1.7 Exclusive Remedy. Except as specifically otherwise provided in this Agreement, arbitration will be the sole and exclusive remedy of the parties for any Dispute arising out of this Agreement.

       11.2 Assignment; Binding Upon Successors and Assigns. No party hereto may assign any of its rights or obligations hereunder without the prior written consent of the other party hereto. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

       11.3 Severability. If any provision of this Agreement, or the application thereof, is for any reason held to any extent to be invalid or unenforceable, the remainder of this Agreement and application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.

       11.4 Counterparts. This Agreement may be executed in counterparts, each of which will be an original as regards any party whose name appears thereon and all of which together will constitute one and the same instrument. This Agreement will become binding when one or more counterparts hereof, individually or taken together, bear the signatures of both parties reflected hereon as signatories.

       11.5 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such party, and the exercise of any one remedy will not preclude the exercise of any other.

       11.6 Amendment and Waivers. Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only by a writing signed by the party to be bound thereby. The waiver by a party of any breach hereof or default in the performance hereof will not be deemed to constitute a waiver of any other default or any succeeding breach or default. This Agreement may be amended by the parties hereto at any time before or after approval of the CTSI Stockholders.

       11.7 No Waiver. The failure of any party to enforce any of the provisions hereof will not be construed to be a waiver of the right of such party thereafter to enforce such provisions. The waiver by any party of the right to enforce any of the provisions hereof on any occasion will not be construed to be a waiver of the right of such party to enforce such provision on any other occasion.

       11.8 Expenses. Each party will bear its respective expenses and fees of its own accountants, attorneys, investment bankers and other professionals incurred with respect to this Agreement and the transactions contemplated hereby; provided that in the event of Closing Exodus shall pay all reasonable and customary accounting and attorneys' fees and expenses, investment banking fees and expenses and other fees and expenses incurred by CTSI and the CTSI Stockholders in connection with the Merger, not to exceed $2,000,000 in the aggregate. The CTSI Stockholders will pay all other accounting and attorneys' fees and expenses, investment banking fees and expenses and other fees and expenses incurred by CTSI and the CTSI Stockholders in connection with the Merger in excess of $2,000,000. If such payment of such amounts in excess of $2,000,000 is not made by the CTSI Stockholders, Exodus will pay such fees or expenses and will be entitled to be reimbursed by the CTSI Stockholders for such payment and, if not so reimbursed, Exodus will be entitled to treat the amount of payment as Claims recoverable under Section 10.2 and as an Uncontested Claim under Section 4(a) of the Escrow Agreement.

       11.9 Notices. Any notice or other communication required or permitted to be given under this Agreement will be in writing, will be delivered personally or by mail or express delivery, postage prepaid, and will be deemed given upon actual delivery or, if mailed by registered or certified mail, on the third business day following deposit in the mails, addressed as follows:

      (i)    If to Exodus:

              Exodus Communications, Inc.
              2831 Mission College Blvd.
              Santa Clara, CA 95054
              Attention: Adam W. Wegner, General Counsel

              with a copy to:

              Fenwick & West LLP
              Two Palo Alto Square
              Palo Alto, CA 94306
              Attention: David W. Healy, Esq.
              Phone: (650) 494-0600
              Fax: (650) 494-1417

      (ii)   If to CTSI:

              Cohesive Technology Solutions, Inc.
              Embarcadero Corporate Center
              2465 East Bayshore Road, Suite 400
              Palo Alto, CA 94303
              Attention: Dennis Rohan, Chief Executive Officer with a copy to:

              Reboul, MacMurray, Hewitt, Maynard & Kristol
              45 Rockefeller Plaza
              New York, New York 10111
              Attention: Karen Wiedemann, Esq.
              Phone: 212 841 5700
              Fax: 212 841 5725

or to such other address as the party in question may have furnished to the other party by written notice given in accordance with this Section 11.9.

       11.10 Construction of Agreement. The language hereof will not be construed for or against either party. A reference to an article, section or exhibit will mean an article or section in, or an exhibit to, this Agreement, unless otherwise explicitly set forth. The titles and headings in this Agreement are for reference purposes only and will not in any manner limit the construction of this Agreement. For the purposes of such construction, this Agreement will be considered as a whole.

       11.11 No Joint Venture. Nothing contained in this Agreement will be deemed or construed as creating a joint venture or partnership between the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. No party will have the power to control the activities and operations of any other, and the parties' status is, and at all times, will continue to be, that of independent contractors with respect to each other. No party will have any power or authority to bind or commit any other. No party will hold itself out as having any authority or relationship in contravention of this Section.

       11.12 Further Assurances. Each party agrees to cooperate fully with the other party and to execute such further instruments, documents and agreements and to give such further written assurances as may be reasonably requested by the other party to evidence and reflect the transactions provided for herein and to carry into effect the intent of this Agreement.

       11.13 Absence of Third Party Beneficiary Rights. No provisions of this Agreement are intended, nor will be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, affiliate, partner or employee of any party hereto or any other person or entity, unless specifically provided otherwise herein, and, except as so provided, all provisions hereof will be personal solely between the parties to this Agreement.

       11.14 Public Announcement. Exodus and CTSI will issue a press release approved by both parties announcing the Merger as soon as practicable following the execution of this Agreement. Exodus may issue such press releases, and make such other disclosures regarding the Merger, as it determines to be required or appropriate under applicable securities laws or Nasdaq Stock Market rules after reasonable consultation, where possible, with CTSI. CTSI will not make any other public announcement or disclosure of the transactions contemplated by this Agreement. CTSI will take all reasonable precautions to prevent any trading in the securities of Exodus by officers, directors, employees and agents of CTSI having knowledge of any material information regarding Exodus provided hereunder, including, without limitation, the existence of the transactions contemplated by this Agreement (the "Exodus Material Information"), until the information in question has been publicly disclosed. The CTSI Stockholders agree not to trade in the securities of Exodus until the Exodus Material Information has been disclosed.

       11.15 Confidentiality. Except as expressly authorized by Exodus in writing, CTSI will not directly or indirectly divulge to any person or entity or use any Exodus Confidential Information, except as required for the performance of its duties under this Agreement. Except as expressly authorized by CTSI in writing, Exodus will not directly or indirectly divulge to any person or entity or use any CTSI Confidential Information, except as required for the performance of its duties under this Agreement. As used herein, "Exodus Confidential Information" consists of (a) any information designated by Exodus as confidential whether developed by Exodus or disclosed to Exodus by a third party, (b) the source code to any Exodus software and any trade secrets relating to any of the foregoing, and (c) any information relating to Exodus' product plans, product designs, product costs, product prices, product names, finances, marketing plans, business opportunities, personnel, research, development or know-how. As used herein, "CTSI Confidential Information" consists of (x) any information designated by CTSI as confidential whether developed by CTSI or disclosed to CTSI by a third party,
(y) the source code to any CTSI software and any trade secrets related to any of the foregoing, and (z) any information relating to CTSI product plans, product designs, product costs, product prices, product names, finances, marketing plans, business opportunities, personnel, research, development or know-how. "Exodus Confidential Information" and "CTSI Confidential Information" also include the terms and conditions of this Agreement, except as disclosed in accordance with Section 11.14 above. The foregoing restriction will apply to information about a party whether or not it was obtained from such party's employees, acquired or developed by the other party during such other party's performance under this Agreement, or otherwise learned. The foregoing restrictions will not apply to information that (i) has become publicly known through no wrongful act of the receiving party, (ii) has been rightfully received from a third party authorized by the party which is the owner, creator or compiler to make such disclosure without restriction, (iii) has been approved or released by written authorization of the party which is the owner, creator or compiler or (iv) is being or has therefore been disclosed pursuant to a valid court order after a reasonable attempt has been made to notify the party which is the owner, creator or compiler.

       11.16 Time is of the Essence. The parties hereto acknowledge and agree that time is of the essence in connection with the execution, delivery and performance of this Agreement, and that they will each utilize commercially reasonable efforts to satisfy all the conditions to Closing on or before November 30, 1999.

       11.17 Entire Agreement. This Agreement and the exhibits hereto constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect to the subject matter hereof. The express terms hereof control and supersede any course of performance or usage of trade inconsistent with any of the terms hereof.

               [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

EXODUS COMMUNICATIONS, INC.               COHESIVE TECHNOLOGY SOLUTIONS, INC.


By: /s/ Richard S. Stoltz                 By: /s/ Dennis Rohan
  ___________________________                ___________________________
  Richard S. Stoltz,                         Dennis Rohan,
  Executive Vice President, Finance          Chief Executive Officer
  Chief Operating Officer and
  Chief Financial Officer

MARLEY ACQUISITION CORP.

By: /s/ Adam W. Wegner
  ___________________________
  Adam W. Wegner
  President and Secretary




                               SIGNATURE PAGE TO
                      AGREEMENT AND PLAN OF REORGANIZATION

                                  AMENDMENT TO
                      AGREEMENT AND PLAN OF REORGANIZATION

  This AMENDMENT TO AGREEMENT AND PLAN OF REORGANIZATION (this "Amendment") is dated as of May 28, 1999, by and among Exodus Communications, Inc., a Delaware corporation ("Exodus"), Cohesive Technology Solutions, Inc., a Delaware corporation ("CTSI"), and Marley Acquisition Corp., a Delaware corporation that is a wholly-owned subsidiary of Exodus ("Newco").

  WHEREAS, Exodus, CTSI and Newco are parties to that certain Agreement and Plan of Reorganization dated as of April 21, 1999 (the "Reorganization Agreement") and desire to amend the Reorganization Agreement as set forth herein;

  NOW, THEREFORE, the parties hereto agree as follows:

1. AMENDMENTS TO REORGANIZATION AGREEMENT

   A. Section 1.1.1(b) of the Reorganization Agreement is hereby amended by inserting the text "in cash" immediately after the text "an amount" appearing therein.

   B. Section 1.1.1(c) of the Reorganization Agreement is hereby amended such that it reads in its entirety as follows:

      (c) in the case of the holders of CTSI's Series D Preferred Stock, an amount in cash equal to the difference between (x) $10 per share and
    (y) the aggregate fair market value of the shares of Exodus Common Stock and cash received for each share of CTSI Common Stock issued upon conversion of the Series D Preferred Stock as of the Effective Time, as required under Section 4.1 of that certain Shareholder Agreement dated September 18, 1998 by and among CTSI, Paul J. Brady, John T. Towner and Karl J. Pessinis ("Shareholder Agreement"), with the amount due under this clause (c) to be as set forth in a spreadsheet mutually agreed upon by the parties.

   C. Section 1.1.4(a) of the Reorganization Agreement is hereby amended by inserting the following text immediately after the text "$50,000,000" appearing therein: ", plus an amount equal to the aggregate exercise price of all Vested CTSI Options,".

   D. Section 1.1.4(b)(1) of the Reorganization Agreement is hereby amended such that it reads in its entirety as follows:

      (1) in the event that the Closing Price Per Share would result in the Total Exodus Shares (as calculated in subsection (b) above) exceeding one million (1,000,000) (i.e., the Closing Price Per Share is below fifty dollars ($50)), then Exodus may unilaterally terminate this Agreement upon delivery of written notice to CTSI, without further liability to CTSI or any CTSI Stockholder, unless CTSI shall agree, within two business days of the receipt of such notice, to fix the Total Exodus Shares at one million (1,000,000); provided further, that notwithstanding any other provision of this Agreement, in the event that CTSI so agrees to fix the Total Exodus Shares at one million (1,000,000), the parties hereto agree to increase the Total Exodus Shares to a certain number above one million (1,000,000), and to decrease the amount of the Aggregate Cash Consideration, to the extent necessary to ensure that the aggregate fair market value of the Total Exodus Shares is equal to at least fifty percent (50%) of the total fair market value of all consideration payable to CTSI Stockholders in connection with the Merger, and agree that such increase in Total Exodus Shares and decrease in Aggregate Cash Consideration shall be on an equivalent dollar value basis to the greatest extent practicable;

   E. Section 1.1.4(b)(2) of the Reorganization Agreement is hereby amended such that it reads in its entirety as follows:

      (2) in the event that the Closing Price Per Share is between ninety five dollars ($95.00) and one hundred two dollars fifty cents ($102.50) inclusive, the Total Exodus Shares shall equal five hundred twenty six thousand three hundred sixteen (526,316); and

   F. Section 2.3(a) of the Reorganization Agreement is hereby amended by:

      (1) deleting the number 633,379 appearing therein and inserting the number 668,404 in lieu thereof;

      (2) deleting the number 2,403,159 appearing therein and inserting the number 2,700,434 in lieu thereof; and

      (3) deleting the number 499,576 appearing therein and inserting the number 530,351 in lieu thereof.

   G. Section 2.8(e) of the Reorganization Agreement is hereby amended by:

      (1) deleting the word "There" at the beginning of said Section and inserting the text "Other than as set forth in Item 2.8(e), there" in lieu thereof; and

      (2) inserting the text "to which CTSI is a party" immediately after the word "arrangement" appearing therein.

   H. Section 2.15.5 of the Reorganization Agreement is hereby amended by deleting the following text which appears therein:

      "Neither CTSI nor any Subsidiary is obligated to make any parachute payment, as defined in Section 280G(b)(2) of the Code, nor will any parachute payment be deemed to have occurred, as a result of the transactions contemplated by this Agreement.".

   I. Section 2.23 of the Reorganization Agreement is hereby amended by inserting the text "entered into or agreed to by CTSI on or prior to April 21, 1999" immediately after the word "indemnities" appearing therein.

   J. Section 4.1 of the Reorganization Agreement is hereby amended such that it reads in its entirety as follows:

      4.1 Advice of Changes. CTSI will promptly advise Exodus in writing
    (a) of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of CTSI contained in this Agreement, if made on or as of the date of such event or the Closing Date, untrue or inaccurate in any material respect and (b) of the occurrence of any material adverse change in the financial condition, properties, assets, liabilities, material intellectual property rights, business, operating results or prospects of CTSI and its Subsidiaries taken as a whole (a "Material Adverse Change"). To ensure compliance with this Section 4.1, CTSI shall deliver to Exodus within fifteen (15) days after the end of each monthly accounting period ending after the date of this Agreement and before the Closing Date, an unaudited balance sheet and statement of operations, which financial statements shall be prepared in the ordinary course of business, in accordance with CTSI's books and records and generally accepted accounting principles and shall fairly present the financial position of CTSI as of their respective dates and the results of CTSI's operations for the periods then ending.

   K. Section 4.5 of the Reorganization Agreement is hereby amended by deleting said Section in its entirety and inserting the text "[Intentionally Omitted]" in lieu thereof.

   L. Section 9.1(f) of the Reorganization Agreement is amended such that it reads in its entirety as follows:

      (f) by Exodus, in the circumstances specified in Section 1.1.4(b)(1).

   M. Section 10.2.1(d) of the Reorganization Agreement is hereby amended by deleting said Section in its entirety and inserting the text "[Intentionally Omitted]" in lieu thereof.

   N. Section 10.2.1(e) of the Reorganization Agreement is hereby amended by inserting the following text immediately after the words "provided, however" appearing therein:

      "the CTSI Stockholders shall not be required to indemnify or hold any person harmless pursuant to this clause (e) with respect to any liability of CTSI or any Subsidiary to customers if (and in the case of clause (2) below, to the extent that), (1) such liability arises under a contract entered into after April 21, 1999, (2) such liability is based upon or arises out of a written representation or warranty or indemnity in a form shown to, and approved in writing by, Exodus, and
    (3) at the Effective Time such contract was executory with respect to work to be performed or amounts to be paid thereunder; provided further, however,".

   O. Section 10.3 of the Reorganization Agreement is hereby amended such that it reads in its entirety as follows:

      10.3 Tax Refund. Exodus understands that the CTSI Stockholders anticipate a tax refund of approximately $2,085,000 from the Internal Revenue Service arising out of the carryback of CTSI's net operating loss to offset income realized in connection with the sale of the Centri firewall assets to Cisco. The parties shall not amend any tax return or take any other action inconsistent with such carryback. So long as such refund has not been included as an asset on Cohesive's balance sheet as of December 31, 1998, the CTSI Stockholders may retain any such refund and if Exodus or CTSI receives same it will, if the above conditions are satisfied, deliver such refund amount promptly to the Representative for distribution pro rata among CTSI Stockholders (and upon such delivery Exodus shall have no further liability therefore to any CTSI Stockholder); provided, however, that Exodus may retain from such refund an amount equal to Exodus' actual costs incurred as a result of the effect of this refund and the assignment thereof (other than payment of the net refunded cash and reduction in CTSI's net operating loss that might otherwise be utilized by Exodus subject to tax law imposed limitations to such utilization).

   P. Section 11.4 of the Reorganization Agreement is hereby amended such that it reads in its entirety as follows:

      11.4 Counterparts. This Agreement may be executed in counterparts, each of which will be an original as regards any party whose name appears thereon and all of which together will constitute one and the same instrument. This Agreement will become binding when one or more counterparts hereof, individually or taken together, bear the signatures of all parties reflected hereon as signatories.

2. GENERAL

   A. Governing Law. This Amendment will be governed by and interpreted according to the substantive laws of the State of California, excluding that body of laws pertaining to conflict of laws.

   B. Entire Agreement. This Amendment constitutes the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect to the subject matter hereof.

   C. Counterparts. This Amendment may be executed in counterparts, each of which will be an original as regards any party whose name appears thereon and all of which together will constitute one and the same instrument.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

  IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.


EXODUS COMMUNICATIONS, INC.               COHESIVE TECHNOLOGY SOLUTIONS, INC.

By: /s/ Richard S. Stoltz                 By: /s/ Dennis Rohan
  ___________________________                ___________________________
  Richard S. Stoltz,                         Dennis Rohan,
  Executive Vice President, Finance          Chief Executive Officer
  Chief Operating Officer and
  Chief Financial Officer


MARLEY ACQUISITION CORP.

By: /s/ Adam W. Wegner
  ___________________________
  Adam W. Wegner
  President and Secretary

                                                                      Appendix B

                        DELAWARE GENERAL CORPORATION LAW

                             TITLE 8. CORPORATIONS
                       CHAPTER 1. GENERAL CORPORATION LAW
                     SUBCHAPTER IX. MERGER OR CONSOLIDATION

(S)262. Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)251 (other than a merger effected pursuant to (S)251(g) of this title), (S)252, (S)254, (S)257, (S)258, (S)263 or (S)264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of (S)251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to (S)(S)251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

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      d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S)253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or
        (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identify of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to (S)228 or
        (S)253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date

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       of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation

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of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded such stockholder's appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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